Exhibit 99.1

ALLIED GOLD CORPORATION

NOTICE

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

with respect to a proposed

PLAN OF ARRANGEMENT

involving

ALLIED GOLD CORPORATION

and

ZIJIN GOLD INTERNATIONAL COMPANY LIMITED

TAKE ACTION AND VOTE TODAY

THE BOARD OF DIRECTORS OF ALLIED AFTER CONSULTATION WITH THE SPECIAL COMMITTEE, ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION

These materials are important and require your immediate attention. The shareholders of Allied Gold Corporation (“Allied”) are required to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Shareholders of Allied that have any questions or require more information with regard to voting their securities may contact Allied’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling or texting “INFO” to 1-877-452-7184 (toll-free in North America) or at 1-416-304-0211 (collect outside of North America), or by e-mail at assistance@laurelhill.com.

February 25, 2026

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TABLE OF CONTENTS

Notice of Special Meeting of the Company	1
Glossary of Terms	1
GENERAL PROXY INFORMATION	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Changing your Vote	2
Exercise of Discretion	2
Advice to Beneficial Holders of Common Shares	2
Record Date	3
Voting in Advance of the Meeting	3
Voting Securities and Principal Holders of Voting Securities	4
Exchange Rate Information	5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	5
NOTICE TO UNITED STATES SECURITY-HOLDERS	6
NOTICE REGARDING INFORMATION	6
QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	8
SUMMARY OF CIRCULAR	13
The Meeting	13
Effect of the Arrangement	13
Shareholder Approval	13
Description of The Arrangement	14
Recommendation of the Special Committee	15
Recommendation of the Board	15
Reasons for the Arrangement	15
Fairness Opinion	17
Voting Support Agreements	17
Parties to the Arrangement	18
Letters of Transmittal	18
Currency Election	18
Court Approval of the Arrangement	19
Interests of Certain Directors and Senior Officers of Allied in the Arrangement	19
The Arrangement Agreement	19
Rights of Dissent	19
Risk Factors	20
Income Tax Considerations	20
Depositary and Proxy Solicitation Agent	20
THE ARRANGEMENT	21
Background to the Arrangement	21

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Recommendation of the Special Committee	29
Recommendation of the Board	29
Reasons for the Arrangement	29
Fairness Opinion	32
Voting Support Agreements	33
Description of the Arrangement	33
Treatment of Long-Term Incentives	40
Treatment of Convertible Debentures	40
Employment Agreements	41
Insurance and Indemnification	41
Regulatory and Approvals Matters	42
THE ARRANGEMENT AGREEMENT	47
Representations and Warranties	48
Covenants	48
Conditions Precedent	56
Termination of the Arrangement Agreement	58
Amendments, Extensions and Waivers	60
RISK FACTORS RELATING TO THE ARRANGEMENT	60
INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT	63
INFORMATION REGARDING ALLIED	63
General	63
Summary Description of the Business	64
Share Price Performance	64
Authorized Capital	66
Market for Securities	66
Dividends	67
Trading History	67
Prior Sales	68
Previous Distributions	69
Securities Held by Directors and Officers	69
Material Changes in the Affairs of the Company	70
INFORMATION REGARDING THE PURCHASER	70
RIGHTS OF DISSENTING SHAREHOLDERS	71
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	74
Currency Conversion	75
Holders Resident in Canada	75
Disposition of Common Shares	75
Taxation of Capital Gains or Capital Losses	75
Additional Refundable Tax	76

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Alternative Minimum Tax	76
Dissenting Resident Holders	76
Holders Not Resident in Canada	77
Disposition of Common Shares	77
Dissenting Non-Resident Holders	78
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	78
U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement	80
Payments Related to Dissent Rights	80
Receipt of Foreign Currency	80
Passive Foreign Investment Company Considerations	81
Net Investment Income Taxes	82
Backup Withholding and Information Reporting	82
INDEBTEDNESS OF OFFICERS AND DIRECTORS OF Allied	82
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	82
MANAGEMENT CONTRACTS	83
AUDITORS	83
OTHER Information and MATTERS	83
Legal Matters	83
ADDITIONAL INFORMATION	84
APPROVAL	84
CONSENT OF SCOTIA CAPITAL INC.	85
Appendix A Arrangement Resolution	A-1
Appendix B PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	B-1
Appendix C Fairness Opinion	C-1
Appendix D Interim Order	D-1
Appendix E Notice of Application	E-1
Appendix F Dissent Provisions	F-1

Dear Allied Shareholders,

On behalf of the Board of Directors (the “Board”) of Allied Gold Corporation (the “Company” or “Allied”), we invite you to attend a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares of Allied (“Common Shares”) to be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time) at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9.

THE TRANSACTION

On January 26, 2026, the Company entered into an arrangement agreement with the Zijin Gold International Company Limited (the “Purchaser”) in respect of a proposed statutory plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). The purpose of the Arrangement is to, among other things, provide a fair process that is approved both by the court and the Shareholders who are selling their Common Shares to the Purchaser in exchange for a cash payment from the Purchaser. In substance, the Arrangement is a transaction between the Shareholders and the Purchaser. The Arrangement is the legal process in Ontario that allows the transaction to be completed in a fair, consistent manner for all Shareholders, ensuring that every Shareholder is treated the same and receives the same consideration on the same terms.

If the Arrangement becomes effective, each Shareholder, other than any Shareholder who has validly exercised its dissent rights, will receive from the Purchaser cash consideration of C$44.00 for each Common Share held (the “Consideration”), and Allied, together with all of its assets and subsidiaries as currently held, will then be owned by the Purchaser. The Consideration represents a premium of approximately 27% based on the 30 trading-day volume-weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) calculated as of January 23, 2026, the last trading day prior to the date of announcement of the transaction.

BENEFITS TO ALLIED SHAREHOLDERS

•	Immediate and significant premium of approximately 27% to the 30 day volume-weighted average share price on the TSX prior to the announcement of the transaction.

•	Consideration represents an all-time high for Common Share price.

•	All-cash offer that is not subject to a financing condition and that provides shareholders with immediate liquidity, crystallizing significant and certain value amid extreme volatility in gold prices, and mitigates market instability.

•	Strong deal certainty with a highly credible and leading global mining company as purchaser with the financial resources necessary to complete the Arrangement and a demonstrated track record of completed transactions in Canadian capital markets.

•	Offer eliminates current and potential risks associated with development and expansion of Allied’s near term and longer term development and mining assets.

INFORMATION CIRCULAR AND CLOSING DATE

At the Meeting, Shareholders will, among other things, be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) approving the Arrangement. The accompanying management information circular (“Circular”) contains a detailed description of the Arrangement and other information relating to Allied. Assuming that all of the conditions to the Arrangement are satisfied or waived, Allied expects the Arrangement to be completed by the end of April, 2026.

BOARD RECOMMENDATION

The Board, based in part on the recommendation of a special committee of independent directors of the Board (the “Special Committee”) and the fairness opinion that the Board and the Special Committee received from Scotiabank, has unanimously determined that the Arrangement is fair and reasonable to Shareholders and is in the best interests of the Company, and unanimously recommends that Shareholders vote FOR the Arrangement Resolution. The determination of the Special Committee and the Board is based on various factors described more fully in the accompanying Circular.

THE BOARD OF DIRECTORS OF ALLIED, AFTER CONSULTATION WITH THE SPECIAL COMMITTEE, ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

VOTING SUPPORT AGREEMENTS

The Purchaser has entered into voting support agreements (each, a “Voting Support Agreement”) with directors and officers of Allied representing approximately 15.4% of the Common Shares (collectively, the “Supporting Shareholders”) as of the date of the Voting Support Agreements, pursuant to which the Supporting Shareholders have agreed, subject to the terms and conditions of their Voting Support Agreement, to, among other things, vote their Common Shares in favour of the Arrangement Resolution.

APPROVAL REQUIREMENTS

In order to become effective, the Arrangement Resolution must be approved by (i) at least 66⅔% of the votes cast at the Meeting in person or by proxy by the Shareholders; and (ii) pursuant to applicable regulatory requirements, a simple majority of the votes cast at the Meeting by the disinterested Shareholders, excluding the votes cast in respect of 16,585,404 Common Shares held by directors and officers. The Arrangement also requires the approval of the Ontario Superior Court of Justice (Commercial List) and is subject to the satisfaction of certain regulatory approvals and other customary conditions for a transaction of this nature.

This is an important matter affecting the future of Allied and your vote is important regardless of the number of Common Shares you own.

REGISTERED SHAREHOLDERS

If you are a registered holder of Common Shares (a Shareholder whose names appears on the central securities register of the Company) (“Registered Shareholder”) but are unable to attend the Meeting, we encourage you to vote by completing the enclosed form of proxy. Voting by proxy will not prevent you from voting at the Meeting if you attend the Meeting but will ensure that your vote will be counted if you are unable to attend. Forms of proxy must be returned to Computershare Investor Services Inc., the Company’s transfer agent, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 by mail or by fax at 1-866-249-7775 (for Registered Shareholders in Canada and the United States) or 1-416-263-9524 (for Registered Shareholders outside of Canada and the United States), online at www.investorvote.com or as otherwise registered in accordance with the instructions contained in the form of proxy, prior to 11:00 a.m. (Toronto time) on March 27, 2026, or at least two days (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the date of any adjourned or postponed Meeting. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting in his sole discretion without notice.

Registered Shareholders should complete and return the enclosed letter of transmittal (the “Letter of Transmittal”) which, when properly completed and duly executed and returned to Computershare Investor Services Inc. (the “Depositary”) together with a certificate(s) representing their Common Shares or Direct Registration System (“DRS”) advice(s), as applicable, and such additional documents, certificates and instruments as the Depositary may reasonably require, will enable each Registered Shareholder to obtain the Consideration to which such Registered Shareholder is entitled under the Arrangement. You are not required to send in your certificate(s) representing your Common Shares or DRS advice(s), as applicable, to validly cast your vote in respect of the Arrangement at the Meeting. However, we encourage Registered Shareholders to complete, sign, date and return the Letter of Transmittal, together with their Common Share certificate(s) or DRS advice(s), as applicable, to the Depositary as soon as possible, and preferably no later than two business days prior to the effective date of the Arrangement, which will assist in arranging for the prompt payment of the Consideration to which such Registered Shareholders are entitled once the Arrangement is completed.

BENEFICIAL SHAREHOLDERS

If you are not a Registered Shareholder, and beneficially own your Common Shares (“Beneficial Shareholder”) held with a bank, broker or other financial intermediary, and have received these materials through your broker or through another intermediary, please complete and return the proxy, voting instruction form or other authorization provided to you by your broker or by such other intermediary in accordance with the instructions provided with the proxy, voting instruction form or other such authorization. Failure to do so may result in your Common Shares not being eligible to be voted at the Meeting. Beneficial Shareholders who received a voting instruction form or other authorization provided by your broker or by such other intermediary must, in sufficient time in advance of the Meeting, submit such voting instruction form or other authorization as required by your broker or by such other intermediary.

SHAREHOLDER QUESTIONS

We urge you to carefully consider all of the information in the Circular. If you require assistance with regard to the procedures for voting or completing your proxy or voting instruction form, please consult your financial, legal or other professional advisors, or contact Allied’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling or texting “INFO” to 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (collect outside of North America), or by e-mail at assistance@laurelhill.com.

On behalf of Allied, we would like to thank all Shareholders for their ongoing support.

Yours truly,

(Signed) Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

ALLIED GOLD CORPORATION

Notice of Special Meeting of the Company

NOTICE IS HEREBY GIVEN that, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated February 25, 2026 (the “Interim Order”), a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (the “Common Shares”) of Allied Gold Corporation (“Allied” or the “Company”) will be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time) at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9, for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Plan of Arrangement”) pursuant to Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Allied and Zijin Gold International Company Limited (the “Purchaser”), pursuant to an arrangement agreement dated January 26, 2026 between Allied and the Purchaser (the “Arrangement Agreement”). The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying management information circular dated February 25, 2026 (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular. Completion of the proposed Plan of Arrangement is conditional upon certain other matters described in the Circular, including the approval of the Court and receipt of required regulatory approvals. The Arrangement Agreement can be accessed under Allied’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

THE BOARD OF DIRECTORS OF ALLIED, AFTER CONSULTATION WITH THE SPECIAL COMMITTEE, ITS OUTSIDE LEGAL COUNSEL AND FINANCIAL ADVISORS, UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

The Board of Directors of Allied has fixed the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting as the close of business on February 23, 2026 (the “Record Date”). Only registered Shareholders of the Company (“Registered Shareholder”) as of the Record Date are entitled to receive notice of, attend and vote at the Meeting. A Registered Shareholder may attend the Meeting in person or may be represented at the Meeting by proxy. Registered Shareholders who are unable to attend the Meeting in person, or any postponement or adjournment thereof, are requested to complete, date, and sign the accompanying form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Circular. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting in his sole discretion without notice.

If you are a non-registered (beneficial) Shareholder (“Beneficial Shareholder”) and have received these materials through your bank, broker or other financial intermediary, please complete and return the voting instruction form provided to you by your bank, broker or other financial intermediary in accordance with the instructions provided therein.

Pursuant to and in accordance with the Plan of Arrangement (attached as Appendix B to the accompanying Circular), the Interim Order (attached as Appendix D to the accompanying Circular) and the provisions of Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement), Registered Shareholders have the right to dissent in respect of the Arrangement Resolution. If the Arrangement is completed, dissenting Shareholders who comply with the procedures set forth in Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) will be entitled to be paid the fair value of their Common Shares by the Purchaser. There can be no assurance that a dissenting Shareholder will receive consideration for their Common Shares of equal value to the consideration that such dissenting Shareholder would have received under the Arrangement. This dissent right is summarized in the Circular. Failure to strictly comply with the requirements set forth in Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) may result in the loss or unavailability of any right to dissent with respect to the Arrangement.

Beneficial Shareholders who wish to dissent in respect of the Arrangement Resolution should be aware that only Registered Shareholders are entitled to dissent. Accordingly, a Beneficial Shareholder desiring to exercise this right of dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in their own name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Allied or, alternatively, make arrangements for the Registered Shareholder to dissent on their behalf.

In order for Registered Shareholders to receive the consideration they are entitled to upon completion of the Arrangement, such Registered Shareholders must complete and sign the letter of transmittal and return such letter of transmittal, together with their Common Share certificates or DRS advice(s), as applicable, and related documents to the Depositary in accordance with the procedures set out in the letter of transmittal.

Registered Shareholders who are unable to attend the Meeting either in person or online (or if the Meeting is adjourned or postponed, any reconvened Meeting) are requested to date, sign and return the enclosed form of proxy. To be used and acted upon at the Meeting, proxy forms must be completed and deposited at the office of Allied’s transfer agent at: Computershare Trust Company of Canada, Attention: Proxy Department, 320 Bay Street, 14th Floor, Toronto, Ontario M5H 4A6 by mail or by fax at 1-866-249-7775 (for Registered Shareholders in Canada and the United States) or 1-416-263-9524 (for Registered Shareholders outside of Canada and the United States) or as otherwise registered in accordance with the instructions contained in the form of proxy, no later than 11:00 a.m. (Toronto time) on March 27, 2026, or no later than 11:00 a.m. (Toronto time) on the date that is two days (excluding Saturdays, Sundays and holidays) before the date of any adjourned or postponed Meeting. Registered Shareholders may also vote online, by telephone or by mail by following the instructions found in the Circular, form of proxy or voting instruction form, as applicable.

If you are a Beneficial Shareholder and have received these materials through your bank, broker or other financial intermediary, please complete and return the voting instruction form provided to you by your bank, broker or other financial intermediary in accordance with the instructions provided therein.

Your vote is very important, regardless of the number of securities that you own. Whether or not you expect to attend the Meeting in person, we encourage you to vote your form of proxy or voting instruction form as promptly as possible to ensure that your vote will be counted at the Meeting.

If you have any questions or need additional information regarding the voting of your Common Shares, you should contact your financial, legal, tax or other professional advisor, or contact Allied’s strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by calling or texting “INFO” to 1-877-452-7184 (toll free in North America), at 1-416-304-0211 (outside of North America), or by e-mail at assistance@laurelhill.com.

DATED the 25th day of February, 2026.

By Order of the Board of Directors

(Signed) Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

Glossary of Terms

In this Circular, the following capitalized words and terms shall have the following meanings, unless the context otherwise requires, and words importing the singular include the plural and vice versa:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and/or one or more of its Subsidiaries, any inquiry, offer, proposal or expression of interest from any Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons (other than the Purchaser or one or more of its affiliates) made after the date of the Arrangement Agreement, whether or not in writing and whether or not delivered to Shareholders, relating to: (a) any acquisition or purchase (or any lease, royalty, agreement, joint venture, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase), directly or indirectly, through one or more transactions, of (i) the assets of the Company and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (in each case determined based upon the most recent publicly available consolidated financial statements of the Company), or (ii) 20% or more of any voting or equity securities of the Company or 20% or more of any voting or equity securities of any one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or contribute 20% or more of the consolidated revenues of the Company and its Subsidiaries (in each case, determined based upon the most recent publicly available consolidated financial statements of the Company); (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in such Person or group (as defined in Section 13(d) of the U.S. Exchange Act) of Persons beneficially owning 20% or more of any class of voting or equity securities of the Company (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of the Company; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other similar transaction or series of transactions involving the Company or any of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole (in each case determined based upon the most recent publicly available consolidated financial statements of the Company);

“affiliate” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement;

“Allied” or the “Company” means Allied Gold Corporation;

“Allied Securities” means, collectively, the Options, DSUs, PSUs, RSUs and Convertible Debentures;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”;

“ARC” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Canadian Competition Act with respect to the transactions contemplated by the Arrangement Agreement, such advance ruling certificate having not been modified or withdrawn prior to the Effective Time;

“Arrangement” means an arrangement of the Company under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the written consent of the Purchaser and the Company, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement, including the schedules attached thereto, dated January 26, 2026 entered into between the Company and the Purchaser, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Shareholders approving the Arrangement to be considered at the Meeting, in the form of Appendix A attached hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“Authorization” means, with respect to any Person, any authorization, order, permit, approval, filing, ruling, grant, waiver, licence, registration, consent, right, notification, condition, exemption, franchise, qualification, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, directive, decree, by-law, rule or regulation, of, from or required by any Governmental Entity having jurisdiction over the Person;

“Beneficial Shareholder” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“Beneficial Debentureholder” means Debentureholders who do not hold their Convertible Debentures in their own name;

“Board” means the board of directors of the Company as constituted from time to time;

“Board Recommendation” means the unanimous recommendation of the Board to the Shareholders that they vote in favour of the Arrangement Resolution;

“Broadridge” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“Business Day” means any day of the year, other than a Saturday, Sunday or a statutory or civic or national holiday in the Province of Ontario, the People’s Republic of China or Hong Kong;

“Canadian Competition Act” means the Competition Act (Canada);

“Canadian Competition Approval” means, with respect to the transactions contemplated by the Arrangement Agreement, (a) that the Commissioner shall have issued to the Purchaser an ARC, or (b) that (i) the waiting period under Section 123 of the Canadian Competition Act shall have expired or been terminated by the Commissioner, or the Commissioner shall have waived the requirement to submit a Notification pursuant to Paragraph 113(c) of the Canadian Competition Act, and, unless waived in writing by the Purchaser, (ii) the Commissioner shall have issued to the Purchaser a No Action Letter;

“Canadian Securities Laws” means the Securities Act, together with all rules and regulations and published policies thereunder and all other applicable securities Laws of any province or territory of Canada;

“Cassels” means Cassels Brock & Blackwell LLP, Canadian legal counsel to the Company and the Special Committee;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Canadian Competition Act or any person authorized to perform duties on behalf of the Commissioner of Competition;

“CDS” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto under “The Arrangement Agreement – Termination”;

“Circular” means this management information circular and accompanying Notice of Meeting, including all schedules, appendices and exhibits hereto, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Code” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

“Common Shares” means the common shares in the capital of the Company;

“Confidentiality Agreement” means the confidentiality agreement between the Company and Zijin Mining Group Co., Ltd. dated September 23, 2025;

“Consideration” means C$44.00 in cash per Common Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject;

“Convertible Debentures” means the Company’s 8.75% senior unsecured convertible debentures issued pursuant to the Debenture Indenture;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

“Debenture Consideration” means, in respect of each Convertible Debenture, an amount equal to: (1) the product of (A) the Debenture Conversion Amount multiplied by (B) the Consideration; plus (2) all accrued and unpaid interest on such Convertible Debenture (as determined in accordance with terms of the Debenture Indenture) up to but excluding the Effective Date;

“Debenture Conversion Amount” means the number of Common Shares, rounded down to the nearest whole number, obtained by dividing the principal amount of a Convertible Debenture by the Debenture Conversion Price;

“Debenture Conversion Price” means the conversion price of the Convertible Debentures as such term is defined in the Debenture Indenture and calculated in accordance with Section 2.4(l) of the Debenture Indenture;

“Debentureholders” means the holders of Convertible Debentures;

“Debenture Indenture” means the indenture dated August 30, 2023, between the Company and Computershare Trust Company of Canada, as trustee;

“Depositary” means Computershare Investor Services Inc. or such other Person that the Company may appoint to act as depositary for the Common Shares and the Convertible Debentures in relation to the Arrangement, with the approval of the Purchaser, acting reasonably;

“Director” means the Director appointed pursuant to Section 278 of the OBCA;

“Dissenting Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Dissenting Resident Holders”;

“Dissenting Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Dissenting Non-Resident Holders”;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” means a registered Shareholder as of the record date of the Meeting who (i) has validly exercised Dissent Rights in strict compliance with Section 3.1 of the Plan of Arrangement (including the time limits set out therein), (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (iii) is ultimately entitled to be paid the fair value for his, her or its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder;

“DRS” means direct registration system;

“DRS advice” means an advice evidencing shareholdings under the direct registration system;

“DSU Consideration” means, in respect of each DSU, the Consideration;

“DSUs” means deferred share units issued under the DSU Plan;

“DSU Plan” means the Company’s deferred share unit plan dated September 7, 2023;

“ECOWAS Approvals” means any required merger clearance from the regional competition authority of the Economic Community of West African States;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained by the U.S. Securities and Exchange Commission;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Fairness Opinion” means the opinion provided to the Board and to the Special Committee by Scotiabank attached as Appendix C hereto;

“Fasken” means Fasken Martineau DuMoulin LLP, counsel to the Purchaser;

“Final Order” means the final order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;

“forward-looking information” and “forward-looking statement” has the meaning ascribed thereto under “Cautionary Statement Regarding Forward-Looking Information”;

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, the NYSE, the Hong Kong Stock Exchange and the Shanghai Stock Exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust/competition, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“ICA Approval” means that: (a) the responsible Minister shall have sent a written notice pursuant to subsection 21(1) of the Investment Canada Act to the Purchaser stating that the Minister is satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada, or alternatively, the time period provided for such notice under subsection 21(1) of the Investment Canada Act shall have expired such that the Minister shall be deemed, pursuant to subsection 21(2) of the Investment Canada Act, to be satisfied that the transactions contemplated by the Arrangement Agreement are of net benefit to Canada; and (b) more than 45 days shall have elapsed from the time that the Director of Investments under the Investment Canada Act has certified the application for review filed with the Minister in connection with the transactions contemplated by the Arrangement Agreement as complete and the Minister has not sent to the Purchaser a notice under subsection 25.2(1) of the Investment Canada Act and the Minister shall not have issued an order under subsection 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by the Arrangement Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received in relation to the transactions contemplated by the Arrangement Agreement: (i) the notice referred to under paragraph 25.2(2)(a) or (b) of the Investment Canada Act, (ii) the notice referred to under paragraph 25.3(3)(a) of the Investment Canada Act, or (iii) a copy of an order under paragraph 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by the Agreement;

“IFRS” means generally accepted accounting principles in Canada from time to time including, for the avoidance of doubt, the standards prescribed in Part I of the CPA Canada Handbook – Accounting (International Financial Reporting Standards) as the same may be amended, supplemented or replaced from time to time;

“Interim Order” means the interim order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;

“Intermediary” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“Investment Canada Act” means the Investment Canada Act (Canada);

“IRS” means the Internal Revenue Service;

“Key Regulatory Approvals” means the Purchaser Governmental Approvals, ICA Approval, Canadian Competition Approval and ECOWAS Approvals, and such other Regulatory Approvals as Allied and the Purchaser may from time to time determine are required to be obtained in connection with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

“Laurel Hill Advisory” means Laurel Hill Advisory Group, the Company’s proxy solicitation agent and shareholder communications advisor;

“Law” or “Laws” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Letters of Transmittal” means, collectively, the letter of transmittal for the exchange of Common Shares and the letter of transmittal for the exchange of Convertible Debentures, individually, a “Letter of Transmittal”, accompanying this Circular;

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, or other encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, any event, change, occurrence, effect or state of facts that, individually or in the aggregate with other events, changes, occurrences, effects or states of facts is, or would reasonably be expected to be, material and adverse to the business, affairs, operations, results of operations, assets (tangible or intangible), properties, financial condition or liabilities (whether absolute, accrued, contingent or otherwise) of the Company and its Subsidiaries taken as a whole; provided that no event, change, occurrence, effect or state of facts shall be deemed to constitute, nor shall any event, change, occurrence, effect or state of facts be taken into account in determining whether there has been, a Material Adverse Effect, to the extent that such event, change, occurrence, effect or state of facts results from or arises out of:

(a)	any change or development generally affecting the mining industry or the gold industry;

(b)	any change or development in global, national or regional political conditions, including in: (i) Canada or the United States; or (ii) the Federal Democratic Republic of Ethiopia, the Republic of Côte d’Ivoire or the Republic of Mali;

(c)	any outbreak or escalation or worsening thereof of hostilities or war or acts of terrorism or sabotage or any earthquake, flood or other natural disaster or general outbreaks of illness, disease, epidemic or pandemic (including COVID-19);

(d)	any change or development in currency exchange, interest or inflation rates or in general economic, business or regulatory conditions or in financial, credit, currency, securities or commodities markets, including in Canada, the United States, the Federal Democratic Republic of Ethiopia, the Republic of Côte d’Ivoire, the Republic of Mali or globally;

(e)	any change (on a current or forward basis) in the price of gold;

(f)	any adoption, proposed implementation or change in applicable Law or any interpretation or application (or non-application) thereof by any Governmental Entity or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any change in IFRS or changes in applicable regulatory accounting requirements or that result from any action taken for the purpose of complying with any of the foregoing;

(h)	the execution, announcement or performance of the Arrangement Agreement or the consummation of the transactions contemplated herein (provided that this clause shall not apply to any representation or warranty in the Arrangement Agreement to the extent the purpose of such representation or warranty is to expressly address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the transactions contemplated herein);

(i)	compliance with the terms of, or the taking of any actions or omission to take any action expressly contemplated by, the Arrangement Agreement;

(j)	any actions taken (or omitted to be taken) that the Purchaser has requested or consented to;

(k)	any failure by the Company to meet any analysts’ estimates or expectations in respect of revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the causes, facts or occurrences giving rise to or contributing to such failures may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

(l)	any change in the market price or trading volume of any securities of the Company or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company trade (it being understood that the causes, facts or occurrences giving rise to or contributing to such change or suspension may, if not otherwise excluded from the definition of Material Adverse Effect, constitute, or be taken into account in determining whether a Material Adverse Effect has occurred);

provided that, (i) with respect to clauses (a) through and including (g), such matter does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Company or its Subsidiaries operate, and; (ii) references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution, to be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time);

“Minister” means the person defined as the “Minister” under section 3 of the Investment Canada Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“misrepresentation” has the meaning given to it in the Securities Act;

“Moelis” means Moelis & Company, LLC;

“National Security Notice” has the meaning ascribed thereto under “The Arrangement – Regulatory Matters and Approvals – Investment Canada Act Approval”;

“National Security Review” has the meaning ascribed thereto under “The Arrangement – Regulatory Matters and Approvals – Investment Canada Act Approval”;

“NI 45-106” means National Instrument 45-106 – Prospectus Exemptions;

“NOBOs” or “Non-Objecting Beneficial Owners” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice” has the meaning ascribed thereto under “The Arrangement – Regulatory Matters and Approvals – Investment Canada Act Approval”;

“Notice of Meeting” means the Notice of Special Meeting accompanying this Circular;

“NYSE” means The New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“OBOs” or “Objecting Beneficial Owners” has the meaning ascribed thereto under “General Proxy Information – Advice to Beneficial Holders of Common Shares”;

“officer” has the meaning specified in the Securities Act (Ontario);

“Option Consideration” means, in respect of each Option, an amount in cash equal to the amount (if any) by which the Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire one whole Common Share;

“Optionholder” means a holder of Options;

“Options” means the options to purchase Common Shares granted under the Stock Option Plan;

“Order” or “Orders” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person, is commercially reasonable in the circumstances in which it is taken, and is taken in the ordinary course of the normal day-to-day business and operations of such Person and for greater certainty, including any action required to be taken by the Company to comply with applicable Law;

“Outside Date” means May 29, 2026 or such later date as may be agreed to in writing by the Company and the Purchaser; provided that if (a) the Effective Date has not occurred by May 29, 2026 as a result of the failure to satisfy the condition set forth in Section 6.1(d) of the Arrangement Agreement and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity; and (b) all other conditions in Sections 5.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, each of which is capable of being satisfied at the Effective Time, or, to the extent permitted by applicable Law, waived), then such date shall be automatically extended by two months on up to two occasions (or until such other time as may be agreed in writing by the Company and the Purchaser); provided further that, notwithstanding the foregoing, neither the Purchaser nor the Company shall be permitted to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(d) of the Arrangement Agreement is primarily the result of the breach by such party of its representations and warranties set forth in the Arrangement Agreement or its failure to comply with its covenants therein;

“Parties” means, collectively, the Company and the Purchaser, and “Party” means any one of them, as the context requires;

“Person” includes any individual, partnership, association, body corporate, company, corporation, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“PFIC” has the meaning ascribed thereto under “Risk Factors Relating to the Arrangement”;

“Plan of Arrangement” means the plan of arrangement of the Company, substantially in the form attached as Appendix B hereto, and any amendments or variations thereto made in accordance with the Arrangement Agreement and the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;

“PRC Approvals” means any approvals required to be obtained from Governmental Entities in the People’s Republic of China (including, (i) the National Development and Reform Commission of the People’s Republic of China, (ii) the Ministry of Commerce of the People’s Republic of China, and (iii) the State Administration of Foreign Exchange of the People’s Republic of China) in order for the Purchaser to complete the transactions contemplated by the Arrangement Agreement;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

“PSU Consideration” means, in respect of each PSU, the Consideration multiplied by a multiplier based on share price performance in accordance with the terms of the PSU Plan;

“PSUs” means performance share units issued under the PSU Plan;

“PSU Plan” means the Company’s performance share unit plan dated September 7, 2023;

“Purchaser” or “Zijin” means Zijin Gold International Company Limited;

“Purchaser Governmental Approvals” means the approvals required to be obtained from (i) the National Development and Reform Commission of the People’s Republic of China, (ii) the Ministry of Commerce of the People’s Republic of China, and (iii) the Hong Kong Stock Exchange in order for the Purchaser to complete the transactions contemplated by the Arrangement Agreement;

“Purchaser Response Period” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation”;

“QEF election” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations – Qualified Electing Fund Election”;

“Record Date” has the meaning ascribed thereto under “General Proxy Information – Record Date”;

“Registered Debentureholder” means a holder of Convertible Debentures as recorded in the register of Debentureholders of the Company maintained by the trustee under the terms of the Debenture Indenture;

“Registered Shareholder” means a registered holder of Common Shares as recorded in the central securities register of the Company maintained by the Transfer Agent;

“Regulatory Approvals” means those sanctions, rulings, consents, Orders, waivers, exemptions, Authorizations and other approvals of (including the expiry, waiver, termination or lapse, without objection, of a waiting period or prescribed time imposed by Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entities in each case required in relation to or applicable to the completion of the transactions contemplated hereby, including the Key Regulatory Approvals, but excluding the Interim Order and the Final Order;

“Representatives” means, with respect to any Person, such Person’s officers, directors, employees and other representatives acting on its behalf, including any financial advisors, attorneys and accountants;

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Reviewable Transaction” has the meaning ascribed thereto under “The Arrangement – Regulatory Matters and Approvals – Investment Canada Act Approval”;

“RSU Consideration” means, in respect of each RSU, the Consideration per RSU;

“RSUs” means restricted share units issued under the RSU Plan;

“RSU Plan” means the Company’s restricted share unit plan dated September 7, 2023;

“Scotiabank” means Scotia Capital Inc.;

“Securities” means the Common Shares and the Allied Securities;

“Securities Act” means the Securities Act (Ontario);

“Securityholder” means a holder of one or more Securities;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval;

“Shareholders” means the Registered Shareholders and/or Beneficial Shareholders, as the context requires;

“Special Committee” means the special committee of independent members of the Board formed in relation to the proposal to effect the transactions contemplated by the Arrangement Agreement;

“Stock Option Plan” means the Company’s stock option plan, last approved by shareholders September 7, 2023;

“Subsidiary” has the meaning given to it in NI 45-106, in force as of the date of the Arrangement Agreement;

“Superior Proposal” means a bona fide written Acquisition Proposal to acquire not less than 100% of the outstanding Common Shares (other than the Common Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the consolidated assets of the Company and its Subsidiaries made after the date of the Arrangement Agreement from a Person, or group or Persons, who is or are at arm’s length to the Company: (a) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting reasonably and in good faith (after consultation with its financial and legal advisors) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (b) that is not subject to a due diligence or access condition; (c) that is reasonably capable of being consummated in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (d) that complies with applicable Securities Laws; and (e) in respect of which the Board determines in good faith, having received the recommendation of the Special Committee and after consultation with its outside financial and legal advisors, and after taking into account all the terms and conditions of such Acquisition Proposal and all factors and matters considered appropriate in good faith by the Board, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that is more favourable, from a financial point of view, to the Shareholders, than the Arrangement (after giving effect to any adjustment to the terms and conditions of the Arrangement proposed by Purchaser pursuant to Section 5.6(g) of the Arrangement Agreement);

“Superior Proposal Notice” has the meaning ascribed thereto under “The Arrangement Agreement – Covenants – Covenants Regarding Non-Solicitation”;

“Supporting Shareholders” means directors and officers of the Company that hold Common Shares, and Allied Securities convertible into Common Shares, that have entered into Voting Support Agreements with the Purchaser;

“Tax” or “Taxes” means any taxes, duties, fees, premiums, assessments, imposts, levies, and other similar charges imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof;

“Tax Act” means the Income Tax Act (Canada) and all regulations promulgated thereunder and all amendments thereto;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”;

“Termination Amount” means C$220,000,000;

“third-party proxyholder” has the meaning ascribed thereto under “General Proxy Information – Appointment and Revocation of Proxies”;

“Transfer Agent” has the meaning ascribed thereto under “General Proxy Information – Solicitation of Proxies”;

“Treasury Regulations” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

“TSX” means Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the U.S. Securities Act of 1933, as amended; and

“Voting Support Agreements” means the voting agreements dated the date of the Arrangement Agreement and made between the Purchaser and Supporting Shareholders setting forth the terms and conditions on which the Supporting Shareholders have agreed, among other matters, to vote their Common Shares in favour of the Arrangement Resolution.

MANAGEMENT INFORMATION CIRCULAR

SPECIAL MEETING OF THE COMPANY TO BE HELD ON MARCH 31, 2026

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Allied Gold Corporation (the “Company”) of proxies to be used at the special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of the Company to be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time) at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9, for the purposes set forth in the accompanying notice of special meeting (the “Notice of Meeting”). References in the Circular to the Meeting include any adjournments or postponements thereof. Only Shareholders of record on February 23, 2026 are entitled to notice of, and to attend and vote at the Meeting.

Unless otherwise stated, the information contained in the Circular is given as at February 25, 2026. All references to US$ are to United States dollars and all references to C$ are to Canadian dollars. Information set forth herein as to shareholdings is based upon publicly-available information filed by the respective persons holding such Common Shares.

The Company is not aware of any items of business to be brought before the Meeting other than those described in the enclosed Meeting materials.

It is expected that proxy solicitation will be primarily by mail; however, proxies may also be solicited by telephone or in writing by directors, officers or designated agents of the Company. The Company has retained the services of Laurel Hill Advisory to provide the following services in connection with the Meeting: review of the Circular, liaise with proxy advisory firms and facilitate communication with Shareholders. In connection with these services, the Company will pay fees of up to C$215,000, plus certain variable per-action fees and out-of-pocket expenses. Interested Shareholders may contact Laurel Hill Advisory by calling or texting “INFO” to 1-877-452-7184 (toll-free within North America) or at 1-416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com. The cost of proxy solicitation will be borne by the Company.

Appointment and Revocation of Proxies

The following applies to Shareholders who wish to appoint a person (a “third-party proxyholder”) other than the executive officers of the Company identified on the form of proxy or voting instruction form, as applicable, as proxyholder, including Beneficial Shareholders who wish to appoint themselves as proxyholder to attend and vote at the Meeting.

Shareholders who wish to appoint a third-party proxyholder to attend at the Meeting as their proxyholder and vote their Common Shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder

To appoint a third-party proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a Beneficial Shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary.

Changing your Vote

A Registered Shareholder who has given a proxy may revoke it:

(a)	by completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above;

(b)	by depositing an instrument in writing, expressly revoking such proxy executed by such Registered Shareholder or Registered Shareholder’s attorney authorized in writing either:

(i)	with the Transfer Agent by no later than 11:00 a.m. (Toronto time) on March 27, 2026, or at least two days (excluding Saturdays, Sundays and holidays in the Province of Ontario) before any adjourned or postponed Meeting;

(ii)	with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or

(c)	in any other manner permitted by Law.

Exercise of Discretion

A form of proxy representing Common Shares of a Registered Shareholder will be voted or withheld from voting in accordance with the instructions of such Registered Shareholder on any ballot that may be called for, and if such Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such specifications, such Common Shares will be voted FOR each of the matters referred to herein.

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. More particularly, a person is a Beneficial Shareholder in respect of Common Shares which are held on behalf of that person but which are registered either: (a) in the name of an intermediary (“Intermediary”) that the Beneficial Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Common Shares held by brokers or their nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their nominees are prohibited from voting Common Shares held for Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.

Applicable Canadian securities regulation requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

In Canada, the majority of brokers now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”). Broadridge typically supplies Beneficial Shareholders with a voting instruction form and asks them to return the completed voting instruction form to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving such a voting instruction form cannot use that as a form of proxy to vote Common Shares directly at the Meeting. The voting instruction form must be returned well in advance of the Meeting in order to provide instructions on how to vote the Common Shares.

Beneficial Shareholders fall into two categories – those who object to their identity being made known to the issuers of securities which they own (“OBOs” or “Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities they own (“NOBOs” or “Non-Objecting Beneficial Owners”).

OBOs and NOBOs can expect to receive their materials related to the Meeting from Broadridge or their brokers or their brokers’ agents as set out above. If a reporting issuer does not intend to pay for an Intermediary to deliver materials to OBOs or NOBOs, OBOs and NOBOs will not receive the materials unless their Intermediary assumes the cost of delivery. The Company intends to pay for Intermediaries to deliver the proxy-related materials to OBOs and NOBOs.

Record Date

The directors have fixed February 23, 2026 as the record date for the determination of Shareholders entitled to receive Notice of the Meeting (the “Record Date”). Only Shareholders of record on the Record Date are entitled to vote at the Meeting.

Voting in Advance of the Meeting

To vote in advance of the Meeting, Registered Shareholders can vote by no later than 11:00 a.m. (Toronto time) on March 27, 2026 or the date that is at least two days (excluding Saturdays, Sundays and holidays in the Province of Ontario) before any adjourned or postponed Meeting as follows:

•	Internet: Go to www.investorvote.com or scan QR code provided in form of proxy with your smartphone. Enter the 15-digit control number printed on the form of proxy and follow the instructions on the screen.

•	Phone: Canadian Registered Shareholders can vote by phone by calling 1-866-732-VOTE (8683) (toll-free in Canada). Registered Shareholders outside of Canada can either call direct by calling 312-588-4290, or can otherwise follow the instructions contained in the form of proxy.

•	Fax: Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare Investor Services Inc., Attention: Proxy Department, at 1-866-249-7775 (for Registered Shareholders in Canada and the United States) or 1-416-263-9524 (for Registered Shareholders outside of Canada and the United States) or as otherwise registered in accordance with the instructions contained in the form of proxy.

•	Mail: Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.

Attention: Proxy Department

320 Bay Street, 14th Floor

Toronto, Ontario M5H 4A6

As a Beneficial Shareholder, unless you appoint yourself or a third-party proxyholder to vote at the Meeting, you will need to provide your voting instructions to your Intermediary before the date indicated in your voting instruction form. A completed voting instruction form should be deposited in accordance with the instructions printed on the form. You can vote your Common Shares as follows:

•	Internet: Go www.proxyvote.com or scan the QR code in the voting instruction form with your smartphone. Enter the 15-digit control number printed on the voting instruction form and follow the instructions on screen.

•	Phone: Canadian Beneficial Shareholders can vote by phone by calling 1-800 474 7493 (English) or 1-800 474 7501 (French). United States Beneficial Shareholders can vote by phone by calling 1-800 454 8683. In each case you will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.

•	Mail: Enter your voting instructions, sign and date the voting instruction form, and return the completed voting instruction form in the enclosed postage paid envelope.

The Company may also use Broadridge’s QuickVote™ service to assist eligible Beneficial Shareholders with voting their Common Shares. Certain Beneficial Shareholders may be contacted by Laurel Hill Advisory Group by telephone to obtain voting instructions.

Shareholders sending their completed form of proxy or voting instruction form via mail should take into account any mail delivery interruptions. It is the responsibility of the Shareholder to ensure that their completed form of proxy or voting instruction form is received prior to the applicable deadline. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting in his sole discretion without notice.

Voting Securities and Principal Holders of Voting Securities

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of the date of the Circular, there were 125,881,229 Common Shares issued and outstanding. Each Common Share entitles the holder to one vote on all matters to be acted on at the Meeting. A quorum for the Meeting consists of two persons present at the Meeting or by proxy, holding or representing in the aggregate not less than 33% of the total number of votes attaching to all shares carrying the right to vote at the Meeting. The Company has no other classes of voting securities.

To the knowledge of the directors and officers of the Company, there are no persons or companies that beneficially own, or exercise control or direction over, directly or indirectly, 10% or more of the issued and outstanding Common Shares, other than Helikon Long Short Equity Fund Master ICAV, including its joint actor Helikon Investments Limited (“Helikon”), a United Kingdom private limited company and investment advisor, which holds an aggregate beneficial ownership of, or economic exposure to 23,847,889 Common Shares, representing approximately 18.9% of the issued and outstanding Common Shares as of the date of this Circular.1

Only holders of record of Common Shares at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or at any adjournment or postponement thereof (subject in the case of voting by proxy to the timely deposit of a properly completed, signed and dated form of proxy with the Transfer Agent or voting instruction form delivered to the Intermediary, as specified herein and in the Notice of Meeting).

1 Based on early warning report filed under Allied’s SEDAR+ profile at www.sedarplus.ca by Helikon December 9, 2025, Helikon holds 18,811,804 Common Shares together with economic interests in 5,036,085 Common Shares through contracts for difference.

Exchange Rate Information

The following table sets out the rates of exchange for one U.S. dollar in terms of Canadian dollars in effect at the end of the periods indicated and the average annual exchange rates for such periods as reported by the Bank of Canada:

	12 months ended December 31
(US$:C$)	2025	2024	2023
Rate at end of period	$1.3706	$1.4389	$1.3226
Average rate for period	$1.3978	$1.3698	$1.3497

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Circular contains or incorporates by reference “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities laws. Forward-looking statements are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking information including, but not limited to, statements with respect to the expected timing for the required approvals and completion of the Arrangement, the expected benefits of the Arrangement to Shareholders, the anticipated tax consequences of the Arrangement, the delisting of the Common Shares and Convertible Debentures from the TSX and the Common Shares from the NYSE, and the future financial or operating performance of the Company.

Generally, forward-looking information is characterized by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “is projected”, “anticipates” or “does not anticipate”, “believes”, “targets”, or variations of such words and phrases. Forward-looking information may also be identified in statements where certain actions, events or results “may”, “could”, “should”, “would”, “might”, “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are based on various assumptions such as the receipt of all required approvals, including, without limitation, the Key Regulatory Approvals, the satisfaction of the terms and conditions of the Arrangement, that the Arrangement will be completed within the expected time frame at the expected cost and that the Company and the Purchaser will not fail to complete the Arrangement for any other reason, including but not limited to the matters discussed under “Risk Factors Relating To The Arrangement” in this Circular.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the satisfaction of the conditions to complete the Arrangement including the approval of the Arrangement by Shareholders, the Court, the receipt of all required approvals to complete the Arrangement, including the Key Regulatory Approvals, and any other Regulatory Approvals, the anticipated Effective Date of the Arrangement, the absence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement, the delay in or increase in cost of completing the Arrangement and the failure to complete the Arrangement for any other reason and the risks described under “Risk Factors Relating To The Arrangement” in this Circular. Additional risks and uncertainties regarding the Company are described in the revised Annual Information Form of the Company for the year ended December 31, 2025, and the Company’s most recent annual and interim management’s discussion and analysis, each of which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Although management of the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on forward-looking information. Forward-looking statements contained herein are made as of the date of this Circular and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws.

NOTICE TO UNITED STATES SECURITY-HOLDERS

The Company is a corporation existing under the laws of the Province of Ontario, Canada. The solicitation of proxies and the transactions contemplated in this Circular are not subject to the proxy rules under the U.S. Exchange Act, and therefore this solicitation is not being effected in accordance with such rules. Accordingly, the solicitation and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and securities laws, and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that disclosure requirements under Canadian laws are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Securityholders in the United States should also be aware that other requirements under Canadian laws may differ from those required under United States corporate laws and U.S. securities laws.

The enforcement by Securityholders of rights, claims and civil liabilities under U.S. securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that a majority of its officers and directors are residents of countries other than the United States and that all or substantial portions of the assets of the Company and such other Persons are, or will be, located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. In addition, the courts of Canada may not enforce judgments of United States courts obtained in actions against such Persons predicated upon civil liabilities under the U.S. securities laws and all rules, regulations and orders promulgated thereunder.

This Arrangement has not been approved or disapproved by the U.S. Securities and Exchange Commission or any other securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or the merits of this transaction or upon the accuracy or adequacy of the information contained in this Circular. Any representation to the contrary is a criminal offense.

Securityholders should be aware that the Arrangement described in this Circular may have tax consequences both in Canada and the United States. Such consequences for Securityholders that are resident in, or citizens of, the United States may not be fully described in this Circular. See “Certain United States Federal Income Tas Considerations”. It is strongly recommended that such Securityholders consult their own legal and tax advisors with respect to the applicable income tax consequences.

Securityholders in the United States should be aware that the financial statements and financial information of the Company are prepared in accordance with IFRS as issued by the International Accounting Standards Board and are subject to Canadian auditing and auditor independence standards, each of which differ in certain material respects from United States generally accepted accounting principles and auditing and auditor independence standards and thus may not be comparable in all respects to financial statements and information of United States companies.

NOTICE REGARDING INFORMATION

The information contained in this Circular is given as at February 25, 2026, except where otherwise noted and except that information in documents incorporated by reference is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the Arrangement and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by Allied.

The information concerning the Purchaser contained in this Circular has been provided by the Purchaser for inclusion in this Circular. Although Allied has no knowledge that any statements contained herein taken from or based on such sources are untrue or incomplete, Allied assumes no responsibility for the accuracy or completeness of the information taken from or based upon such sources or for any failure by the Purchaser to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Allied.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

Descriptions in this Circular of the terms of the Arrangement Agreement and the Plan of Arrangement are summaries of the terms of those documents and qualified in their entirety by reference to the full text of those documents. Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement may be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Plan of Arrangement is appended hereto as Appendix B.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

The following is a summary of certain information contained in or incorporated by reference into this Circular, together with some of the questions that you, as a Shareholder, may have and answers to those questions. Capitalized terms in this summary have the meanings set out in the Glossary of Terms. You are urged to read the remainder of this Circular, the attached appendices and the form of proxy carefully, because the information contained below is of a summary nature, and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Circular, the attached appendices and the form of proxy, all of which are important and should be reviewed carefully.

Q.	Why did I receive this package of information?

A.	On January 26, 2026 the Company entered into the Arrangement Agreement with the Purchaser pursuant to which, among other things, the Purchaser has agreed to purchase all of the issued and outstanding Common Shares of the Company from Shareholders pursuant to the Plan of Arrangement. This Arrangement is subject to, among other things, obtaining the approval of Shareholders. As a Shareholder as of the close of business on the Record Date, you are entitled to receive notice of, and to vote at, the Meeting. We are soliciting your proxy, or vote, and are providing this information circular in connection with that solicitation.

Q.	What is a plan of arrangement?

A.	A plan of arrangement is a statutory procedure under Ontario corporate law that allows companies to carry out transactions with the approval of a court. The Plan of Arrangement that you are being asked to consider is a “Plan of Arrangement” under Section 182 of the OBCA, which involves “an exchange of securities of the corporation held by security holders for…money of another body corporate…”. Pursuant to statutory legal requirements for any plan of arrangement in Canada, Allied must prepare, for the approval of the Shareholders, a statement setting out in detail what is proposed to be done and the manner in which it is proposed to be done. This allows for the transaction to be completed in one step where all Shareholders are treated equally and approve the Arrangement as a class. The process must also be approved by the Court, ensuring the Arrangement is fair and reasonable to all of the Shareholders.

Q.	Does the Board support the Arrangement?

A.	Yes. After careful consideration and taking into account, among other things, the recommendation of the Special Committee, the Board, after receiving legal and financial advice, has unanimously determined, with any interested parties abstaining, that the Arrangement is fair and reasonable to Shareholders and is in the best interests of Allied. Accordingly, the Board unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

In forming its recommendation, the Board considered a number of factors, including, among other things, the recommendation of the Special Committee and the Fairness Opinion.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – Reasons for the Arrangement”.

Q.	Why is now the right time for the Arrangement?

A.	The Company, with the assistance of its external financial and legal advisors, has been engaged in a comprehensive strategic review process since December 2024. Recognizing the challenges overcome during that year, and the ultimate impact of those challenges on the market’s perception on jurisdictions that affect the Company’s market positioning and valuations, in late 2024, management recommended to the board a comprehensive strategic review process. In connection with this process, Allied conducted a thorough assessment of its strategic, industry, and market positioning, prevailing market conditions, and organic value-creation opportunities. It also evaluated a range of alternatives to improve its scale, financial flexibility, and market positioning, in order to ultimately maximize shareholder value. Zijin made an offer to the Company in January 2026 that the Board, with the assistance of the Special Committee and financial and legal advisors, and after assessing the potential risks and benefits of the offer, supported and approved as being in the best interests of the Company (considering the interests of all stakeholders). The Consideration payable to Shareholders under the Arrangement represents a significant premium to the prevailing 30 day VWAP of the Common Shares immediately prior to the date of announcement. For a complete description of the background and process leading to the Arrangement, see “The Arrangement – Background to the Arrangement”.

Q.	When will the Arrangement become effective?

A.	Subject to obtaining Court and other Regulatory Approvals as well as the satisfaction or waiver of all other conditions precedent, if Shareholders approve the Arrangement Resolution, it is anticipated that the Arrangement will be completed by the end of April, 2026.

Q.	What will I receive for my Common Shares under the Arrangement?

A.	If the Arrangement is completed, each holder of Common Shares at the Effective Time (other than any Shareholder who has validly exercised its Dissent Rights) will receive C$44.00 in cash from the Purchaser for each of their Common Shares. The exchange of each Shareholder’s Common Shares for payment of the Consideration from the Purchaser is facilitated through the Depositary that has been retained by Company and the Purchaser, as further described in the Circular.

Q.	What will happen to Allied if the Arrangement is completed?

A.	If the Arrangement is completed, the Purchaser will acquire all of the issued and outstanding Common Shares from the Shareholders at the Effective Time, and all of the outstanding Allied Securities will be deemed to be assigned and transferred to the Company and cancelled. As a result, immediately upon completion of the Arrangement, Allied will become a subsidiary of the Purchaser.

The Common Shares, which are currently listed and posted for trading on the TSX and the NYSE under the trading symbol “AAUC”, and the Convertible Debentures, which are currently listed and posted for trading on the TSX under the trading symbol “AAUC.DB.U”, will be de-listed from the applicable stock exchange following completion of the Arrangement. See “The Arrangement – Delisting Matters”.

The Purchaser also expects to apply to have Allied cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in Canada.

Q.	Who is entitled to vote on the Arrangement Resolution at the Meeting and how will votes be counted?

A.	All Shareholders as of the close of business on the Record Date are entitled to vote on the Arrangement Resolution at the Meeting. The Transfer Agent will act as scrutineer of the Meeting and will tabulate the votes.

Q.	What approvals are required to be given by Shareholders at the Meeting?

A.	To become effective, the Arrangement Resolution must be approved, with or without variation, by: (i) at least 66⅔% of the votes cast at the Meeting by the Shareholders in person or by proxy; and (ii) pursuant to applicable regulatory requirements, a simple majority of the votes cast at the Meeting by disinterested Shareholders, which excludes 16,585,404 Common Shares held by directors and officers.

All Supporting Shareholders, holding in aggregate approximately 15.4% of the Common Shares as of January 26, 2026, have entered into the Voting Support Agreements, pursuant to which they have agreed, on the terms set forth therein, to vote their Common Shares in favour of the Arrangement Resolution.

See “The Arrangement – Regulatory and Approvals Matters”.

Q.	What is the quorum for the Meeting?

A.	For all purposes contemplated by this Circular, the quorum for the transaction of business at the Meeting shall be two persons present at the Meeting or by proxy, holding or representing in the aggregate not less than 33% of the total number of votes attaching to all shares carrying the right to vote at the Meeting.

Q.	Are the Shareholders entitled to Dissent Rights?

A.	Only Registered Shareholders are entitled to Dissent Rights on the Arrangement Resolution if they follow the procedures specified in the OBCA, as modified by the Interim Order, the Final Order, and the Plan of Arrangement. If you are a Registered Shareholder and wish to exercise Dissent Rights, you should carefully review the requirements summarized in this Circular and the Plan of Arrangement, the Interim Order, and Section 185 of the OBCA which are attached to this Circular as Appendix B, Appendix D, Appendix F, respectively, and consult with legal counsel.

See “Rights of Dissenting Shareholders”.

Q.	What other conditions must be satisfied to complete the Arrangement?

A.	In addition to the applicable approvals by the Shareholders at the Meeting, the Arrangement is conditional upon, among other things, the receipt of the Final Order from the Court, as well as receipt of the Key Regulatory Approvals, all in accordance with the terms of the Arrangement Agreement.

See “The Arrangement – Key Regulatory Approvals” and “The Arrangement Agreement – Conditions Precedent”.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A.	If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated. If this occurs, Allied will continue to carry on its business operations in the normal and usual course. See “Risk Factors Relating to the Arrangement”. In certain circumstances where the Arrangement Agreement is terminated, Allied will be required to pay to the Purchaser the Termination Amount of C$220 million.

See “The Arrangement Agreement – Termination of the Arrangement Agreement” and “The Arrangement Agreement – Termination Amount Payable by Allied”.

Q.	What do I need to do now in order to vote at the Meeting?

A.	You should carefully read and consider the information contained in this Circular. Registered Shareholders should then complete, sign and date the enclosed form of proxy and return the applicable form in the enclosed return envelope or by facsimile as indicated in the Notice of Meeting as soon as possible so that your Common Shares may be represented at the Meeting. To be eligible for voting at the Meeting, the form of proxy must be returned by mail or by facsimile to the Transfer Agent by no later than 11:00 a.m. (Toronto time) on March 27, 2026 or the date that is at least two days (excluding Saturdays, Sundays and holidays in the Province of Ontario) before any adjourned or postponed Meeting. Additionally, Shareholders may vote in person at the Meeting.

Beneficial Shareholders whose Common Shares are held in the name of an Intermediary, should follow the instructions provided by your Intermediary to ensure your vote is counted at the Meeting.

See “General Proxy Information – Solicitation of Proxies”, “General Proxy Information – Appointment and Revocation of Proxies”, and “General Proxy Information – Advice to Beneficial Holders of Common Shares”.

Q.	How do I vote?

A.	Registered Shareholders can, in addition to being able to vote in person at the Meeting, vote in the following ways:

(a)	Internet: Go to www.investorvote.com or scan QR code provided in form of proxy with your smartphone. Enter the 15-digit control number printed on the form of proxy and follow the instructions on the screen.

(b)	Telephone: Canadian Registered Shareholders can vote by phone by calling 1-866-732-VOTE (8683) (toll-free in Canada). Registered Shareholders outside of Canada can either call direct by calling 312-588-4290, or can otherwise follow the instructions contained in the form of proxy.

(c)	Fax: Enter voting instructions, sign and date the form of proxy and send your completed form of proxy to: Computershare Investor Services Inc., Attention: Proxy Department, at 1-866-249-7775 (toll-free in Canada and the United States) or 1-416-263-9524 (collect outside of Canada and the United States) or as otherwise registered in accordance with the instructions contained in the form of proxy.

(d)	Mail: Enter voting instructions, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

Computershare Investor Services Inc.
Attention: Proxy Department
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6

Beneficial Shareholders can vote in the following ways:

(a)	Internet: Go to www.proxyvote.com or scan QR code in the voting instruction form using your smartphone. Enter the 15-digit control number printed on the voting instruction form and follow the instructions on screen.

(b)	Phone: Canadian Beneficial Shareholders can vote by phone by calling 1-800 474 7493 (English) or 1-800 474 7501 (French). United States Beneficial Shareholders can vote by phone by calling 1-800 454 8683. In each case you will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.

(c)	Mail: Enter your voting instructions, sign and date the voting instruction form, and return the completed voting instruction form in the enclosed postage paid envelope.

The Company may also use Broadridge’s QuickVote™ service to assist eligible Beneficial Shareholders with voting their Common Shares. Certain Beneficial Shareholders may be contacted by Laurel Hill Advisory Group by telephone to obtain voting instructions.

Shareholders sending their completed form of proxy or voting instruction form via mail should take into account any mail delivery interruptions. It is the responsibility of the Shareholder to ensure that their completed form of proxy or voting instruction form is received prior to the applicable deadline. The time limit for the deposit of proxies may be waived by the Chairman of the Meeting in his sole discretion without notice.

See “General Proxy Information – Voting in Advance of the Meeting”.

Q.	If my Common Shares are held by my broker, will my broker vote my Common Shares for me?

A.	A broker will only vote the Common Shares you beneficially own if you provide instructions to your broker on how to vote. Without instructions, those Common Shares may not be voted. Beneficial Shareholders should instruct their brokers to vote their Common Shares by following the directions provided to them by their brokers. Unless your broker gives you its proxy, voting instruction form or other method to provide voting instructions to vote the Common Shares at the Meeting, you will not be able vote your Common Shares at the Meeting.

See “General Proxy Information – Advice to Beneficial Holders of Common Shares”.

Q.	Should I send in my form of proxy or voting instruction form now?

A.	Yes. To ensure that your vote is counted, you should complete and submit the applicable enclosed form of proxy or, if applicable, provide your broker with voting instructions as soon as possible to ensure your Common Shares are counted at the Meeting.

See “General Proxy Information – Solicitation of Proxies”, “General Proxy Information – Appointment and Revocation of Proxies” and “General Proxy Information – Advice to Beneficial Holders of Common Shares”.

Q.	Can I revoke my proxy after I have voted by proxy?

A.	Yes. A Registered Shareholder executing the enclosed form of proxy has the right to revoke it. A Shareholder may revoke a proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out herein; (b) depositing an instrument in writing expressly revoking such proxy executed by such Shareholder or Shareholder’s attorney authorized in writing either (i) with the Transfer Agent at any time up to and including the deadline for the submission of proxies for the Meeting as indicated in the Notice of Meeting and form of proxy; or (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by Law.

Beneficial Shareholders that wish to change their voting instructions must, in sufficient time in advance of the Meeting, contact their Intermediary to arrange to change their voting instructions.

See “General Proxy Information – Appointment and Revocation of Proxies”.

Q.	What are the Canadian and U.S. federal income tax consequences of the Arrangement to the Shareholders?

A.	For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice to any particular Shareholder.

Tax matters are complicated, and the income tax consequences of the Arrangement to you will depend on your particular circumstances. Because individual circumstances may differ, you should consult with your tax advisor as to the specific tax consequences of the Arrangement to you.

Q.	Who can help answer my questions?

A.	Shareholders who would like additional copies, without charge, of this Circular or have additional questions about the Arrangement or the Meeting, including the procedures for voting Common Shares, should contact Laurel Hill Advisory, by calling or texting “INFO” to 1-877-452-7184 (toll-free in North America), at 1-416-304-0211 (outside of North America), or by e-mail at assistance@laurelhill.com. Copies of this Circular and the Meeting materials may also be found on the Company’s website at https://www.alliedgold.com/ and under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SUMMARY OF CIRCULAR

This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the appendices hereto and documents incorporated into this Circular by reference. Capitalized terms in this summary have the meanings set out in the Glossary of Terms. The full text of the Arrangement Agreement may be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of this Circular and the Meeting materials may also be found on the Company’s website at https://www.alliedgold.com/ and under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Meeting

Date, Time and Place of Meeting

The Meeting will be held on Tuesday, March 31, 2026 at 11:00 a.m. (Toronto time). The Meeting will be held in person at St. Andrew’s Lounge, 27th Floor, 150 King Street West, Toronto, Ontario, M5H 1J9. At the Meeting, Registered Shareholders, and duly appointed proxyholders, will be able to attend and vote at the Meeting. Beneficial Shareholders must carefully follow the procedures set out in the Circular in order to duly appoint themselves as proxyholder in order to attend and vote in person at the Meeting. Beneficial Shareholders who do not follow the procedures set out in the Circular and who have not duly appointed themselves as proxyholder will nonetheless be able to attend the meeting as guests, but will not be able to vote.

The Record Date

The Record Date for determining the Shareholders entitled to receive notice of and to attend and vote at the Meeting is February 23, 2026. Only Shareholders of record as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting.

Purpose of the Meeting

At the Meeting, Allied will ask the Shareholders to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution to approve the Arrangement.

Effect of the Arrangement

If the Arrangement is completed, the Purchaser will acquire all of the Common Shares from Shareholders for the Consideration. All outstanding Allied Securities will be deemed to be assigned and transferred to the Company and cancelled and will be of no further force and effect, all in exchange for payment, if any, in accordance with the terms of the Plan of Arrangement. Upon completion of the Transaction, the Purchaser will own all the issued and outstanding Common Shares of Allied, meaning Allied will then be owned by the Purchaser but Allied will continue to own all of its assets as currently owned, including the securities of each of its Subsidiaries. The completion of the Transaction will not change the current corporate entity or asset structure of Allied and does not involve the direct or indirect transfer of any assets of the Company, save for the transfer of all of the Common Shares from Shareholders to the Purchaser.

Shareholder Approval

To be effective, the Arrangement Resolution must be approved, with or without variation, by: (i) at least 66⅔% of the votes cast at the Meeting by the Shareholders in person or by proxy; and (ii) pursuant to applicable regulatory requirements, a simple majority of the votes cast at the Meeting by disinterested Shareholders, which excludes 16,585,404 Common Shares held by directors and officers.

The Arrangement Resolution must be passed in order for Allied to seek the Final Order and implement the Arrangement on the Effective Date.

See “The Arrangement – Regulatory and Approvals Matters”.

Description of The Arrangement

At the Effective Time, in accordance with the Plan of Arrangement, the following shall be deemed to occur sequentially in the following order:

(a)	each Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for an amount determined in accordance with Article 3 of the Plan of Arrangement, and (i) such Dissenting Shareholder shall cease to be the holder of such Common Share and to have any rights as a Shareholder from and after the Effective Time, other than the right to be paid the fair value for such Common Share;

(b)	each Option that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for the right to receive from the Company (net of applicable withholdings) the Option Consideration (which Option Consideration may be paid by the Company to the holder on the Effective Date) and each such Option shall immediately be cancelled and cease to be outstanding, and the holder of such Option shall cease to be the holder thereof and to have any rights as an Optionholder from and after the Effective Time, other than the right to receive the Option Consideration provided that where the Option Consideration is zero or a negative amount, such Option shall be cancelled without any consideration or payment therefor and neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option;

(c)	each Common Share outstanding immediately prior to the Effective Time (other than a Share held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred by the holder thereof to the Purchaser in exchange for the right to receive the Consideration and the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder from and after the Effective Time, other than the right to receive the Consideration in accordance with this Plan of Arrangement;

(d)	each DSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time) and each such DSU shall be immediately cancelled and cease to be outstanding, and the holder of such DSU shall cease to be holder thereof and to have any rights as a holder of such DSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled (in the event not already paid one Business Day prior to the Effective Time);

(e)	each PSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings) equal to the Consideration multiplied by a multiplier based on share price performance in accordance with the terms of the PSU Plan (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such PSU shall be immediately cancelled and cease to be outstanding, and the holder of such PSU shall cease to be the holder thereof and to have any rights as a holder of such PSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time);

(f)	each RSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such RSU shall be immediately cancelled and cease to be outstanding and the holder of such RSU shall cease to be the holder thereof and to have any rights as a holder of such RSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time); and

(g)	each Convertible Debenture shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the Debenture Consideration, and each such Convertible Debenture shall immediately be cancelled and cease to be outstanding, and the holder of the Convertible Debenture shall cease to be the holder thereof and to have any rights as a holder of such Convertible Debenture from and after the Effective Time, other than the right to receive the consideration to which they are entitled under the Plan of Arrangement.

See “The Arrangement – Description of the Arrangement”.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinion and a thorough review of other matters, including the matters discussed under the heading “The Arrangement – Reasons for the Arrangement” and following consultation with its financial and legal advisors, the Special Committee unanimously determined that the Arrangement is fair and reasonable to Shareholders and is in the best interests of Allied. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and that the Board recommend that Shareholders vote for the Arrangement Resolution.

See “The Arrangement – Recommendation of the Special Committee” and “The Arrangement – Fairness Opinion”.

Recommendation of the Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinion, and a thorough review of other matters, including the matters discussed under the heading “The Arrangement – Reasons for the Arrangement” and following consultation with its financial and legal advisors and having received the unanimous recommendation of the Special Committee, the Board unanimously determined that the Arrangement is fair and reasonable to Shareholders and is in the best interests of Allied. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

Each director and executive officer of the Company intends to vote all of such individual’s Shares FOR the Arrangement Resolution.

See “The Arrangement – Recommendation of the Board” and “The Arrangement – Fairness Opinion”.

Reasons for the Arrangement

Significant Premium to Prevailing Share Price – The Consideration of C$44.00 per Common Share represents a 27% premium to the volume weighted average price of the Common Shares over the 30 trading days ended January 23, 2026, the last trading day immediately prior to the announcement of the execution of the Arrangement Agreement.

Significant Premium to All-Time High Trading Price and Analyst’s Estimates –The Consideration represents a premium to any previous trading price of the Common Shares on the TSX, and is greater than most analyst targets on the date of announcement of the execution of the Arrangement Agreement.

Certain Value, Immediate Liquidity and Mitigation of Gold Price and Market Volatility –An all-cash acquisition provides immediate, certain value to shareholders amid extreme volatility in gold prices. Fixing the entire consideration in cash at closing eliminates exposure to current gold price swings and avoids the valuation uncertainty that can materially affect equity-based transactions. Cash consideration reduces market risk between signing and closing, enhances overall deal certainty, and removes reliance on the acquirer’s share price performance. It also allows shareholders to realize liquidity immediately without dilution or post-closing volatility, during a period of heightened macroeconomic and commodity instability.

Voting Support Agreements – Directors and officers of the Company who own Common Shares representing approximately 15.4% of the issued and outstanding Common Shares as of January 26, 2026, and Allied Securities convertible into Common Shares, have entered into Voting Support Agreements with the Purchaser pursuant to which they agreed, among other things, to vote all of their Common Shares in favour of the Arrangement Resolution. See “The Arrangement – Voting Support Agreements”.

Credibility of the Purchaser – The Purchaser is a highly credible and leading global mining company with the financial resources necessary to complete the Arrangement and a proven global operating track record. Zijin is listed on the Hong Kong stock exchange and, as of January 23, 2026, had a market capitalization of approximately US$70 billion. It is a leading global gold producer with operations and projects across Central Asia, South America, Oceania and Africa, including key assets such as the Akyem (Ghana), Raygorodok (Kazakhstan), Buriticá (Colombia), Rosebel (Suriname), Aurora (Guyana) and Taldybulak Levoberezhny (Kyrgyzstan) gold mines. Zijin is recognized for its expertise in addressing geological, technical and operational challenges, with strong in-house capacity in exploration, mine construction, operations, processing, smelting and refining gold.  While being an indirect subsidiary of Zijin Mining Group Company Limited, Zijin operates with independent governance as a publicly listed company. Allied considers Zijin’s financial strength and track record make it an ideal partner for the Company’s stakeholders in its operating jurisdictions.

Fairness Opinion – Scotiabank provided the Special Committee and the Board with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements. The Board and the Special Committee considered Scotiabank’s compensation arrangements when considering the advice provided in the Fairness Opinion, in particular that Scotiabank was engaged to provide the Fairness Opinion on a fixed fee basis that was not contingent on the conclusions reached therein or the completion of the Arrangement. See “The Arrangement – Fairness Opinion”.

Ability to Respond to Superior Proposals – On and subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any bona fide written proposal from third parties that, if consummated, may lead to a transaction more favourable to Shareholders, from a financial point of view, than the Arrangement. The Termination Amount payable in certain circumstances, being C$220 million, would not, in the view of the Board and the Special Committee, after consultation with their legal and financial advisors, preclude a third party from potentially making a Superior Proposal.

Arm’s Length Negotiations – The Arrangement Agreement was the result of a comprehensive arm’s length negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which include terms and conditions that are reasonable in the judgment of the Special Committee and the Board. The Special Committee took an active and independent role in overseeing the negotiation of the material terms of the Arrangement Agreement with the assistance of management and its legal advisors and the Special Committee’s financial advisors. The Special Committee comprised members of the Board who are independent of the Company’s management and Zijin.

Limited Conditions to Closing – The Arrangement Agreement provides for limited conditions to complete the Plan of Arrangement, which conditions, the Company believes, are not unduly onerous or outside market practice and can reasonably be expected to be satisfied. The Purchaser’s obligation to pay the aggregate Consideration is not subject to a financing condition.

Procedural Safeguards – The Arrangement must be approved by not less than two-thirds of the votes cast by Shareholders present at the Meeting or represented by proxy at the Meeting and entitled to vote, as a class. Pursuant to applicable regulatory requirements, the Arrangement must also be approved by a simple majority of the votes cast at the Meeting by disinterested Shareholders, which excludes held by directors and officers. In addition, the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

Dissent Rights – The terms of the Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, have the ability to exercise Dissent Rights and, if ultimately successful, to receive fair value for their Common Shares (as described in the Plan of Arrangement).

Other Factors – The Board also considered the Arrangement with reference to the financial condition and results of operations of the Company, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions and the Company’s financial position.

See “The Arrangement – Reasons for the Arrangement”.

Fairness Opinion

The Special Committee retained Scotiabank to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. At a meeting of the Special Committee held on January 24, 2026, Scotiabank provided the Special Committee with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements. At a meeting of the Board held on January 24, 2026, Scotiabank provided the Board with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the various assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached to this Circular as Appendix C. This summary of the Fairness Opinion is qualified in its entirety by the full text of the Fairness Opinion.

The Fairness Opinion is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement or otherwise. The Fairness Opinion is only one factor that was taken into consideration by the Special Committee and the Board in making their respective determinations. Shareholders are urged to read the Fairness Opinion carefully and in its entirety. See Appendix C.

See “The Arrangement – Fairness Opinion” in this Circular and Appendix C.

Voting Support Agreements

The Purchaser entered into a Voting Support Agreement with each Supporting Shareholder, pursuant to which the Supporting Shareholders have agreed, subject to the terms and conditions of the Voting Support Agreements, to vote their Common Shares in favour of the Arrangement Resolution. As of January 26, 2026, the Supporting Shareholders collectively beneficially own or exercise control or direction over an aggregate of 19,265,624 Common Shares, representing approximately 15.4% of the then outstanding Common Shares.

See “The Arrangement – Voting Support Agreements”.

Parties to the Arrangement

Allied is a company governed by the laws of the Province of Ontario. The registered and head office of the Company is located at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2T3. The Common Shares are listed for trading on the TSX and the NYSE under the symbol “AAUC”, and the Convertible Debentures are listed for trading on the TSX under the trading symbol “AAUC.DB.U”.

The Purchaser is a corporation incorporated under the laws of Hong Kong. Zijin is listed on the Hong Kong Stock Exchange.

Letters of Transmittal

Accompanying this Circular is a Letter of Transmittal for use by each Registered Shareholder, as well as a Letter of Transmittal for use by each Registered Debentureholder. The Company has enclosed an envelope with the Meeting materials in order to assist Shareholders and Debentureholders with returning Letters of Transmittal and related documents to the Depositary.

In order for a Registered Shareholder to receive the Consideration for each Common Share held by such Shareholder, and for Registered Debentureholders to receive the Debenture Consideration for each Convertible Debentures held by such Debentureholder, such Registered Shareholder and/or Registered Debentureholder must deposit the certificate(s), or DRS advice(s), as applicable, representing his, her or its Common Shares and/or Convertible Debentures with the Depositary. The applicable Letter of Transmittal, properly completed and duly executed, together with all other documents and instruments referred to in such Letter of Transmittal or reasonably requested by the Depositary, must accompany all certificates, or DRS advice(s), as applicable, for Common Shares and/or Convertible Debentures deposited for payment pursuant to the Arrangement.

Any Shareholder or Debentureholder whose Common Shares or Convertible Debentures, as applicable, are registered in the name of a broker, investment dealer, bank, trust corporation, trustee or other nominee should contact that nominee for assistance in depositing such Common Shares or Convertible Debentures and should follow the instructions of such nominee in order to deposit such Common Shares or Convertible Debentures with the Depositary.

See “The Arrangement - Description of the Arrangement”.

Currency Election

Any Beneficial Shareholder entitled to receive a cash payment under the Arrangement will receive the cash payment in Canadian dollars, unless the Beneficial Shareholder contacts the Intermediary through which such Beneficial Shareholder’s Common Shares are held and requests that the Intermediary make an election on such Beneficial Shareholder’s behalf to use the Depositary’s currency exchange services to convert the cash payment into United States dollars, as described below.

Any Registered Shareholder entitled to receive a cash payment under the Arrangement will receive the cash payment in Canadian dollars, unless such Registered Shareholder exercises the applicable election in the Letter of Transmittal to use the Depositary’s currency exchange services to convert the cash payment into United States dollars, as described below.

The exchange rate for Canadian dollars expressed in United States dollars will be based on the prevailing market rate(s) available to Computershare Trust Company of Canada, in its capacity as foreign exchange service provider, on the date of the currency conversion. which rate will be based on the prevailing market rate on such date. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, and any costs incurred will be borne solely by the Shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Court Approval of the Arrangement

The Arrangement requires approval by the Court under Section 182 of the OBCA. A copy of the Notice of Application applying for the Final Order approving the Arrangement is attached hereto as Appendix E. Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about April 2, 2026 at 10:30 a.m. (Toronto time), or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

See “The Arrangement – Regulatory and Approvals Matters”.

Interests of Certain Directors and Senior Officers of Allied in the Arrangement

In considering the recommendation of the Board, Shareholders should be aware that certain directors and senior officers of Allied have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally.

See “Interests of Certain Persons in the Arrangement”.

The Arrangement Agreement

The Arrangement Agreement provides for the Arrangement and matters related thereto. Under the Arrangement Agreement, Allied has agreed to, among other things, call the Meeting to seek approval of the Arrangement Resolution by the Shareholders and, if approved, apply to the Court for the Final Order.

See “The Arrangement Agreement”.

Rights of Dissent

The Interim Order expressly provides Registered Shareholders with Dissent Rights with respect to the Arrangement. As a result, any Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution is adopted) of all, but not less than all, of the Common Shares beneficially held by it in accordance with Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement), if the Shareholder dissents with respect to the Arrangement and the Arrangement becomes effective. It is a condition to completion of the Arrangement in favour of the Purchaser that there will not have been delivered notices of dissent (that are not withdrawn) with respect to the Arrangement in respect of more than 5% of the Common Shares. Notwithstanding Section 185(6) of the OBCA (pursuant to which a written objection may be provided at or prior to the Meeting), a Dissenting Shareholder who seeks payment of the fair value of its Common Shares is required to deliver a written objection to the Arrangement Resolution to Allied not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the Meeting (or any adjournment or postponement thereof). Such notice must be delivered to the Corporate Secretary of Allied, at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2T3, with a copy to Cassels Brock & Blackwell LLP, Bay-Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, email: svoudouris@cassels.com and afitzgerald@cassels.com, Attention: Stephanie Voudouris / Andrea FitzGerald.

See “Rights of Dissenting Shareholders”.

Risk Factors

Shareholders should consider a number of risk factors related to the Arrangement and the Company in evaluating whether to approve the Arrangement Resolution. These risk factors are discussed herein. In addition, if the Arrangement is not completed, the Company will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the Common Shares. Shareholders should carefully consider the risk factors described under “Risk Factors Relating to the Arrangement”.

Income Tax Considerations

Shareholders should consult their own tax advisors about the applicable Canadian, United States, and foreign federal, provincial, state and local tax consequences of the Arrangement.

For a summary of certain material Canadian income tax consequences of the Arrangement, see “Certain Canadian Federal Income Tax Considerations” and for a summary of certain material United States income tax consequences of the Arrangement, see “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice to any particular Shareholder.

Depositary and Proxy Solicitation Agent

Computershare is acting as Depositary for the receipt of certificates and DRS advices of Common Shares and Convertible Debentures and related Letters of Transmittal.

Laurel Hill Advisory is acting as Allied’s proxy solicitation agent. If you have any questions or require any assistance in completing your proxy or voting instruction form, please contact Laurel Hill Advisory at:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

THE ARRANGEMENT

Background to the Arrangement

The Arrangement Agreement and the Arrangement are the culmination of a comprehensive strategic review process undertaken by the Board following successful management of challenges faced in 2024. The Board was determined to consider a greater relevance, in order to be less dependent on any one asset. The objective was to become more jurisdictionally diversified, and where appropriate, increase the corporate relevance in jurisdictions in which it already operated, all with a view that all options should be considered in order to maximize shareholder value. As is expected, any strategic review process includes an analysis of both short- and long-term objectives of the Company and how best to achieve these results. Ultimately, this would include strategic company discussions with capabilities that would enable both certainty in asset enhancements and longevity for host country stakeholders, and realization of optimal shareholder value. With these objectives in mind, all options were available for consideration.

The direct result of a year long strategic review process was ultimately the Zijin offer to the shareholders of the Company. Extensive arm’s-length negotiations among representatives of Allied and Zijin and their respective legal and financial advisors led to this offer being made to the Shareholders of the Company by Zijin. The following is a summary of the principal events leading up to the execution of the Arrangement Agreement, including the process of the varying options and alternatives that were available to the Company leading up to the public announcement of the Arrangement and the offer being made to the Company’s Shareholders.

Strategic Review

Since the completion of Allied’s going public transaction in September 2023, Allied has executed a disciplined strategy to enhance the quality of its asset portfolio, optimize its operations and strengthen its balance sheet. Allied has advanced this strategy through expansion and optimization initiatives at its producing mines in West Africa, continued development of its Kurmuk project in Ethiopia toward commercial production, advancement of its exploration properties, and pursuit of other consolidation opportunities, as appropriate, with a primary focus on Africa. Throughout this period, the Board has remained focused on maximizing long-term Shareholder value, particularly in light of a rapidly evolving capital markets landscape for precious metal producers and geopolitical risks across Allied’s operating jurisdictions.

In mid-2024, mining companies in the Republic of Mali faced unprecedented challenges related to complying with the provisions of a new mining code and a moratorium on permits that came into effect in 2023. The mining code contemplated changes to financial and fiscal provisions and terms that needed to be evaluated and considered in the context of long-term impact. The permitting risks stemmed from the moratorium on permits as the new mining code was being developed. These changes in the mining code, along with the implementation decree, came into effect immediately prior to expiry of the exploitation permit for the Company’s Sadiola mine, which had been subject to the moratorium on granting new permits, thereby requiring a permit renewal under the new mining code. All this was occurring against the backdrop of several other larger mining companies also being subject to the same, and even greater, challenges. Following the launch of the new mining code, the Malian State began an aggressive push toward compelling compliance with the code before any permits would be renewed. Considering that the exploitation permit had not yet been renewed, the Board concluded that this presented an unprecedented challenge to the Company. These circumstances caused the Board to seek a course of conduct that would ameliorate the situation and mandated management to find and pursue that course, first in the short term to find a path to a result in the Republic of Mali, and in the long term to seek solutions that would provide diversification and/or increase corporate relevance.

In that context, over several months, management engaged in significant, intense and prolonged negotiations with the Malian State in order to avert what would have been a crisis beginning with the permit renewal process. A number of strategies were deployed during the negotiations in order to settle on terms that benefited both the Company, the Malian State, and the Malian people, including both employees and the local suppliers, who relied on the continued operation of the Sadiola mine. The Board and management undertook a policy and program of engagement that was reconciliatory, although firmly held the position that the economics of the operation were imperative. Management engaged in a non-confrontational manner and, rather than enforcing rights, it chose to determine a path to accommodate the new mining code while preserving sufficient economics for the operation. The Company determined that the best course was to agree to the most favourable terms possible at the time, while rebuilding confidence and trust with the representatives of the Malian State and leaving open the possibility of further modifications to terms when additional investments were required. A definitive protocol agreement with the Malian State was announced on September 3, 2024. The Company was the first mining company to settle terms and conclude an agreement, which then became the template for others. The Sadiola permit was renewed, trust began to be reestablished, and a relationship began to form. The effectiveness of the process led the Company and the Malian State to jointly assess other potential opportunities within the country, which would satisfy the Board’s objective of increasing jurisdictional relevance in a country in which the Company operates.

Recognizing the challenges that had to be overcome, the short-term financial adjustments required, and the ultimate impact of these challenges on the market’s perception on jurisdictions that affect the Company’s market positioning and value, as noted above, in late 2024 management recommended to the Board a comprehensive strategic review process. The purpose of the strategic review process was multifaceted and included an examination of potential construction, operational and geopolitical risks, consideration of ways in which such risks should be mitigated, consideration of improvements to corporate financial strength possibly through the pursuit of joint ventures to diversify risk and gain relevance, asset acquisitions for increased production and cash flows, and growth for size and scale in order to increase industry and market relevance. There was a recognition of the broader opportunities landscape that the Board considered prudent to explore. The overall objective of this strategic review was to improve upon the existing producing platform, securing the successful development of the Company’s growth projects, improving market resilience and ultimately, maximizing Shareholder value.

In connection with this process, Allied conducted a thorough assessment of its strategic, industry, and market positioning, prevailing market conditions, and organic value-creation opportunities. It also evaluated a range of alternatives to improve its scale, financial flexibility, and market positioning, ultimately maximizing Shareholder value.

Among other possibilities, Allied evaluated continuing as a standalone entity, pursuing potential joint ventures or partnership arrangements, and pursuing asset and corporate level acquisitions and business combinations, as well as other strategic transactions aimed at enhancing Shareholder value. This disciplined review ensured that all viable options were assessed to position Allied for sustainable growth and improved market performance.

Over the course of this strategic process, Allied continued to advance optimizations across its operations and to develop the Kurmuk project and the Sadiola phased expansion, while evaluating and pursuing various bolt-on acquisition opportunities, including exploration, development, and production targets in Africa, North America, and other regions.

Allied also engaged in discussions with counterparties on potential transformative business combinations, ranging from mid-tier development and producing companies in Africa to diversified international precious metal producers. Allied also pursued alliances for certain assets in its portfolio to crystallize shareholder value and diversify risks, including asset-level investments, energy solutions, and corporate-level equity investments.

Described herein are summaries of the most relevant opportunities evaluated and considered during this period, as well as initiatives started earlier in 2024 that were suspended or discontinued due to differences in valuation, market conditions, diverging jurisdictional strategies, or other factors. Ultimately, these options were not pursued as Allied continued to improve its balance sheet and advance its development projects, and the Company advanced discussions on acquisitions and business combinations involving larger assets complementary to Allied’s portfolio and operational footprint.

In the first half of 2024, Allied conducted various levels of diligence based on significant public information and other sources of information to derive views on operational performance and value, and held senior-level discussions with, a mid-tier gold producer with assets in Africa to explore a potential business combination that would leverage the combined production platforms in West Africa and cash flow, with Allied’s growth pipeline. Ultimately, the discussions were discontinued due to valuation differences.

During the same period the Company signed a non-disclosure agreement with, and conducted detailed due diligence on, a mid-tier gold producer with operations and projects in West Africa (“Party A”), with the objective of a business combination that would potentially create synergies between the operations and management teams and would leverage Allied’s growth profile. The discussions were paused due to differences in the maturity levels of the respective growth projects and value-creating opportunities, as well as the relative market valuations between the two companies.

Allied also signed a non-disclosure agreement and engaged in discussions with a diversified mid-tier producer, sustaining strategic discussions at the executive level and advancing various levels of diligence based on significant public information and other sources of information to derive views on operational performance and value. Although a potential transaction showed compelling industrial logic, it was ultimately discontinued due to differing strategic views on jurisdictional risks and operational footprints.

Late in 2024, the Company re-engaged in discussions with Party A for a potential business combination. Both Allied and Party A continued to advance their respective development projects, increasing visibility into future value creation. However, Party A underwent corporate changes, which led to a subsequent strategy shift. Although discussions continued into the first half of 2025, the initiative was put on hold.

Starting in late 2024, Allied engaged in senior executive-level discussions with a leading mid-tier gold producer with a significant operational footprint in Africa. The Company advanced various levels of diligence based on significant public information and other sources of information to derive views on operational performance and value, and although the parties agreed on the strong industrial logic for a potential combination, the stage of development of the respective assets and their differing views on jurisdictional risks led to the initiative being suspended at that time.

Also in late 2024, the Company engaged in executive-level discussions with a single-asset African gold producer regarding a potential acquisition or business combination. The discussions continued into 2025, but Allied concluded that, given the progress achieved in its own portfolio and other initiatives, the scale of this opportunity had become less relevant to its transformational strategy.

From late 2024 and into early 2025, Allied engaged in discussions with a gold producer and developer with assets in West Africa. After reviewing the pro forma portfolio of assets and the cash flow generation profile, the Company concluded that the combination at the time was not accretive to its key metrics and discontinued the discussions.

Starting in the fourth quarter of 2024, the Company conducted a review and subsequently negotiated a prospective acquisition with a junior explorer with an asset in West Africa. Although the asset location could lead to future synergies within Allied’s portfolio, the Company concluded that the style of mineralization and stage of development were dilutive to its efforts in the region, and discussions were discontinued.

In parallel to these initiatives, in December 2024, Allied entered the sales process for an operating gold asset in West Africa. After completing various levels of diligence based on significant public information and other sources of information to derive views on operational performance and value, and introductory calls, Allied entered into a non-disclosure agreement with data room access provided thereafter. Allied completed detailed due diligence on the technical and financial aspects of the project, with comprehensive work completed. As a result of the due diligence, Allied elected to withdraw from the process, as it did not believe the opportunity would be value-accretive for its Shareholders.

Among the matters for strategic review in 2024, the Company reviewed its power supply strategy for Sadiola with the objective of increasing its energy self-reliance, reducing its dependence on fossil fuels, and optimizing the asset's long-term cost structure. It was understood that the Company’s power supply strategy would align with the Malian State's encouragement of mining companies improving self-generation capacity such that there is less demand on the national grid. Recognizing that self reliance for power could improve the Company’s regional and national competencies and in-country relationships, and could support its growth and optimization initiatives, the Company pivoted toward a pursuit of a potential joint venture at Sadiola that could both accomplish power self reliance and also support funding its expansion plans.

Aligned with these objectives, the Company engaged with possible strategic partners with technical and financial capabilities, as well as regional and national experience and competencies. A United Arab Emirates (“UAE”)-based investment fund was one of these parties and quickly became the most advanced in the process, leading to an agreement and subsequent announcement in February 2025. The proposed transaction was reflective of the ongoing strategic process, with an asset level transaction for the Sadiola mine in the Republic of Mali, a corporate equity investment at the parent company by way of a private placement, and a power infrastructure component at Sadiola. As such, the announced transaction was set to improve the Company’s balance sheet and crystalize value for one of its assets, effectively mitigating jurisdictional risks and reducing future capital deployments. During the second quarter of 2025, however, Allied announced that it did not proceed with the private placement with the UAE-based investment fund as certain conditions precedent to its completion were not secured. In its decision to not continue to engage, the Company considered the time and effort that would be required in the partnership, the significant increase in gold price and its share price in the interim period, the evolution and impacts on trading liquidity and eligibility for index inclusion, as well as meaningful improvements in the Company’s business plan and outlook. In totality, the Company expected that the interim changes occurring both internally and externally would support a much higher share price than contemplated in the private placement. While the parties continued discussions on the joint venture and long-term power supply arrangement for the Sadiola mine, it received an unsolicited alternative proposal from another party for a similar arrangement that would require a smaller purchase interest in Sadiola. Ultimately, Allied decided to terminate these engagements as the gold market conditions and the Company’s positioning in the Republic of Mali started to gain positive momentum. Although the implied valuations for Sadiola of these proposals were no longer satisfactory to Allied in the context of a rising gold price environment, they demonstrated a strong interest for high-quality growth assets regardless of their location, particularly within certain groups beyond western-based mining companies.

In the second quarter of 2025, Allied engaged with a late-stage gold development company for a potential business combination. Allied conducted various levels of diligence based on significant public information and other sources of information to derive views of value on the development asset, and while the strategic value of the potential combination could be validated, the relative market valuation indicated that a transaction would not be favourable to Allied shareholders from a value-accretion perspective. Although discussions were not formally terminated, Allied elected to focus its efforts elsewhere, given the progress on its own portfolio of assets and many other opportunities.

Around the same time, Allied participated in a sales process for an operating gold mine in North America. Allied completed various levels of diligence based on public information and other sources of information to derive views on value on the opportunity, electing not to participate further following the completion of its review process and the Company’s view regarding asset quality versus the seller’s value expectations.

Focused Process

As noted above, through this strategic process, and while Allied pursued larger scale asset purchases complementary to its jurisdictional presence, Allied received significant interest from certain industry participants based on Allied’s high-quality portfolio and growth profile, while its market profile, scale, and relative valuation and trading multiples remained relatively unchanged. This strong interest from certain industry participants led Allied to pursue a more focused, competitive process to accelerate the realization of Shareholder value through a number of potential transformative transactions that would either complement Allied’s existing portfolio or position the Company within a larger, more diversified one. This focused process was initiated in the summer of 2025 and resulted in active engagement with a select group of mining companies.

Allied met with and consulted with Moelis over several months to assess the potential for interested Asian parties in pursuing corporate transactions with the Company, and the best manner for engaging with them. During this period, Allied was presented with Moelis’ views on the gold sector, Allied’s market positioning, precedent transactions, valuations, and potential strategic alternatives available to the Company to realize value for its Shareholders.  These views confirmed the observations noted above regarding the strong interest in large scale assets among industry participants beyond western-based mining companies. Allied decided to advance and further investigate this path, leading to a limited mandate with Moelis.

In July 2025, Allied initiated bilateral discussions with a major gold producer (Party C) on a potential asset acquisition. Allied entered into a confidentiality agreement and was granted data room access. Detailed due diligence commenced immediately, with a thorough review of all facets of the operation. In August 2025, Allied and Party C began formal discussions on value, culminating in a comprehensive and detailed non-binding term sheet outlining key transaction terms, conditions precedent, and covenants, which was executed by both parties in late September 2025. The parties also began advancing a share purchase agreement for the potential transaction that would build out the concepts outlined in the non-binding term sheet. Discussions had begun with interested third parties relevant and key to the success of any asset acquisition including local stakeholders. Complementary to this initiative, the Company engaged with prospective financial and strategic partners for this opportunity, agreeing on financing structures and drafting terms for a potential joint venture. Such discussions and engagements were well advanced. The review continued through the remainder of 2025, with Allied working closely with its technical and financial advisors to evaluate the opportunity. Although Party C requested a pause in negotiations in late 2025 to complete certain internal processes, the engagement continued into early 2026, as the Board considered this opportunity an avenue of value creation, as it involved a top quality and transformational asset and greater jurisdictional relevance.

Concurrently, in August 2025, Allied initiated bilateral discussions with a diversified mid-tier gold producer on a potential ‘merger-of-equals’ business combination. Allied completed various levels of diligence based on significant public information and other sources of information to derive views on operational performance and value, including a preliminary financial analysis. Discussions between senior management continued through the remainder of 2025 with the parties agreeing to continue the engagement, as each of them advanced their respective business objectives.

Moelis ultimately facilitated introductory meetings with a select group of prospective counterparties to discuss the Company’s assets, development strategy, business plan, and growth trajectory, among other topics, and for the Company to assess the competency, strategic approach, importance of local stakeholders, communities and the environment, and overall capacity of these counterparties. Particular emphasis was placed on leading Asia-based mining companies, given their strong balance sheets, extensive merger and acquisition track records, their deep operating experience with mining assets worldwide and their focus on sustainability including respect for the environment and local content laws. These meetings confirmed strong interest from the parties in all or part of Allied's asset portfolio, which led the Company to advance this option and engage in bilateral discussions with select parties, including Zijin Mining Group Co., Ltd. (“Zijin Mining”).

In Autumn 2025, senior management of Allied Gold and Zijin Mining met in Toronto to discuss their respective corporate visions, development plans and business approach. The parties agreed to begin discussions and diligence review, and entered into a non-disclosure agreement.

As other identified Asian mining companies which had a potential interest in engaging in a corporate transaction with Allied did not have representation in Toronto, Allied management met with their representatives at a mining conference in Colorado Springs in September. Like the initial discussion with Zijin, these discussions focused on their corporate strategies to assess any alignment with Allied’s objectives. Following these discussions, non-disclosure agreements were entered into and access to due diligence materials was granted.

In November 2025, the Board determined that, after considerable discussions and diligence of several opportunities, these opportunities were either not consistent with the quality of the Company’s assets or, interest in pursuing a transaction with the Company was limited due to a misalignment of geopolitical risk tolerances and the impact of that on value. The Board determined that it should continue with its objective of focusing on the quality of assets rather than geopolitical risk and in the context of possible larger business combinations, it would have a focused approach on which mining company would be most suited to give value for the Company’s assets with less aversion to geopolitical issues and more tolerance for geopolitical situations.

In early November 2025, Allied’s senior management met with Zijin’s senior management in Hong Kong to discuss the progress of Zijin's due diligence and to begin discussion on value expectations. The parties discussed possible purchases of one or more assets of the Company and an en bloc transaction for the entire Company. Zijin indicated it would not be in a position to engage in formal discussions until its due diligence review was completed, which was expected to take into January 2026. Nevertheless, a discussion ensued regarding various approaches to fundamental value and while the parties recognized that they remained apart on value, they would resume discussions in due course and due diligence would continue in the meantime.

In late November 2025, Allied and Zijin engaged in a further discussion in which Zijin indicated that it preferred an en bloc transaction rather than the purchase of one or more assets. Commencing in late November, representatives of Zijin visited each of Allied’s mineral properties. These visits covered all technical, operational, administrative and local aspects of the business. Management of Allied and Zijin held multiple in-depth diligence sessions as well as extensive question-and-answer exchanges which continued into January, 2026. However, the parties remained apart on value. The Company considered abandoning discussions with Zijin in favour of other opportunities the Company had concurrently advanced and continued to advance as part of the strategic review process described above.

Notwithstanding the foregoing, given that Zijin had demonstrated its willingness to engage in good faith discussions, while also demonstrating strong technical ability as manifested in its due diligence, the Company allowed Zijin to continue its diligence, which extended into January 2026.

The discussions that followed in late December 2025 focused on determining the portfolio's inherent and fair value, the optimization opportunities and upside, Allied's market valuation, and the premium to the then market valuation required to meet the Company’s value expectations. As a result, these bilateral discussions mostly occurred towards the end of the year and continued into January 2026.

Recognizing the disparity in views on fundamental value with Zijin and the lack of any certainty that the Company’s expectations could be met, Allied continued to pursue alternative, large-scale asset transactions, transformational business combinations, and related joint ventures to increase its production and footprint. While the Board reviewed the progress on these alternative transactions, the bilateral engagement and discussions with Zijin continued in parallel.

By late December, 2025, Zijin’s and Allied’s senior management met and agreed that the two would engage in further discussions in mid-January 2026 as Zijin targeted sufficiently completing diligence in early January 2026. A discussion ensued on Zijin’s continued view of the Company’s value, which remained significantly below the Company’s view of fundamental value. Allied reiterated its target price expectations and supporting rationale, remaining steadfast on its view on fundamental value. Following several discussions between the Parties, the Company continued to believe that there was significant uncertainty that it would reach an agreement with Zijin. The Parties, however, continued to engage in good faith due diligence question and answer exchanges pending completion of Zijin’s due diligence in January 2026.

Formation of Special Committee

In anticipation of a possible transaction with Zijin, the Board determined it was in the best interests of Allied and its Shareholders to establish a special committee of independent directors to provide guidance to senior management in respect of the evaluation and negotiation of the proposed transaction with Zijin, to ensure that the Board exercised an appropriate degree of oversight, and to ultimately deliver informed recommendations to the Board regarding the Arrangement. On January 10, 2026, the Board formally established the Special Committee, comprised of independent directors Dino Titaro, John Begeman and Pierre Chenard, each of whom confirmed their independence within the meaning of MI 61-101. The members of the Special Committee also play key roles in the oversight of the governance of Allied generally, with Mr. Titaro serving as the Chair of the Compensation Committee of the Board and Mr. Begeman serving as the Chair of the Sustainability Committee and a member of the Audit Committee of the Board.

The Board also approved the Special Committee’s written mandate, which included, among other things: (i) review of the proposed structure, merits, risks, relevant advantages and disadvantages and the feasibility of pursuing any potential transaction; (ii) evaluation of the terms and conditions of any potential transaction; (iii) negotiation of the terms for any potential transaction (subject to Board approval), with the assistance of the Company’s legal and financial advisors; and (iv) review, evaluation and recommendations to the Board regarding any potential transaction, including consultation with management and advisors of the Company. The Special Committee was also empowered under its mandate to retain any professional advisors it considered appropriate, including financial advisors. On January 14, 2026, the Special Committee formally engaged Scotiabank as its independent financial advisor on a fixed fee basis and whose compensation is not contingent on the completion of any transaction or on the conclusions in any opinion it may deliver. Allied’s Canadian counsel, Cassels, met with the Special Committee on January 15, 2026 to provide an overview of the role and function of the Special Committee, including the Special Committee’s processes and fiduciary duties of directors in the context of a change of control transaction, and provided guidance and responded to questions throughout the process.

In the course of the Special Committee’s review and evaluation of the proposed transaction with Zijin, the Special Committee held five formal meetings and conducted informal consultations with management, Scotiabank and Cassels on numerous other occasions. When Allied management representatives were invited to attend formal meetings of the Special Committee, at all of such meetings, the Special Committee also held in camera sessions without management present.

Negotiations with Zijin

Following the formation of the Special Committee on January 10, 2026, and leading up to the public announcement of the Arrangement, Allied and Zijin, assisted by their respective legal and financial advisors, negotiated the key terms of a potential Arrangement Agreement and met via video conference on numerous occasions to discuss what would be the key issues.

On January 15, 2026, the Special Committee and Allied’s management met to receive presentations from Cassels and Scotiabank. Cassels outlined the regulatory approvals required for a proposed transaction with Zijin, provided an overview of the anticipated transaction timeline, and reported on the progress of a draft Arrangement Agreement. Cassels also highlighted the key terms under negotiation, including with respect to the termination fee, deal protection provisions and covenants relating to regulatory approvals, among other things. Scotiabank provided an overview of the various financial and market considerations with respect to the proposed transaction with Zijin, including valuation metrics, risk considerations (including geopolitical and execution risks), and broader market dynamics. After evaluating the strategic merits, financial considerations and potential risks, the Special Committee concluded that continued engagement with Zijin was in the best interest of Allied and directed management to continue advancing a potential transaction with Zijin.

On January 19, 2026, Zijin delivered a written proposal to Allied. The Special Committee met with management, Scotiabank and Cassels on the following day, January 20, 2026, to evaluate the proposal. Scotiabank presented its preliminary value analysis for Allied and its preliminary views on the proposed consideration from a financial point of view. Following a thorough discussion of the benefits and potential risks in connection with the proposed transaction and the consideration offered, evaluated in the context of a strengthening gold price environment, the Special Committee expressed its support for advancing the transaction process with Zijin. The Special Committee authorized management to deliver a formal response to Zijin, outlining Allied’s proposal with respect to the consideration, timing of announcement and break fee, among other things. The response was delivered to Zijin later on January 20, 2026.

Subsequently, Allied and Zijin, together with their respective financial advisors, engaged in several discussions regarding the proposed transaction terms, with particular focus on the quantum of the proposed consideration and the break fee. Discussions between Zijin and the Company continued with insistence on fundamental value price expectations.

On January 22, 2026, Zijin and the Company engaged in further discussions and reached agreement on price, subject to approval by each of their respective boards, and indicated a desire to target signing and public announcement prior to the opening of the TSX on January 26, 2026. Later that day, the Special Committee met with management, Scotiabank and Cassels to receive an update on the discussions and negotiations with Zijin since the meeting of the Special Committee on January 20, 2026. Following a comprehensive assessment of the increased consideration, and after weighing all relevant strategic considerations and potential risks, including the outcome of Allied’s comprehensive strategic review, the competitive process undertaken, the broader opportunities landscape, and the geopolitical and construction risks inherent to Allied’s operations, the Special Committee authorized management to continue the negotiation and finalization of the Arrangement Agreement and related documentation on terms substantially as outlined in the most recent proposal.

Between January 22, 2026 and January 24, 2026, the Allied and Zijin transaction teams, together with their respective financial and legal advisors, resolved the remaining due diligence matters, finalized the terms of the Arrangement Agreement and advanced related documentation, with a view to completing the negotiations and, if desirable, seeking final board approvals. On January 22, 2026, Zijin’s Canadian counsel, Fasken, delivered the initial drafts of the form of Voting Support Agreement for directors and officers and certain securityholders of Allied. Over the course of this period, various drafts of the Arrangement Agreement were exchanged between Allied and Zijin and their respective counsel.

Board and Special Committee Deliberations and Approval

On January 24, 2026, the Special Committee met with management, Scotiabank and Cassels to evaluate the proposed Arrangement. Cassels provided an overview of the key terms of the Arrangement Agreement, noting that they were considered reasonable and consistent with market standards, with only a limited number of open items remaining to be finalized which are expected to be resolved on terms customary for transactions of this nature. Cassels also outlined the proposed treatment of convertible securities under the Arrangement and provided a summary of the principal terms of the Voting Support Agreements.

Following this, Scotiabank provided the Special Committee with an overview of its approach to financial analysis, discussed the scope of its work, and presented its financial analysis of the proposed Arrangement. Following discussion, Scotiabank orally delivered its opinion (subsequently confirmed in writing) to the Special Committee to the effect that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements.

After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Special Committee considered both the expected benefits and risks of the Arrangement, the oral fairness opinion provided by Scotiabank, value implications of the available strategic alternatives, Allied’s market position, portfolio, scale and valuation, as well as the matters more fully described under “The Arrangement – Reasons for the Arrangement”, the Special Committee unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Allied (considering the interests of all stakeholders), and unanimously determined to recommend that the Board approve Allied entering into the Arrangement Agreement and the ancillary agreements and recommend that Allied Shareholders vote in favour of the Arrangement.

Immediately following the meeting of the Special Committee, the Board convened a meeting to review the proposed Arrangement, receive updates from Allied’s management and advisors, and consider the recommendation of the Special Committee. Moelis provided the Board with a summary of Allied’s strategic review process and competitive process, including the discussions and opportunities explored by Allied prior to its engagement with Zijin. Moelis also provided a summary of the negotiations and various offers from Zijin leading up to the proposed Arrangement. Scotiabank provided the Board with an overview of its financial analysis, discussed the scope of its work, and presented its financial analysis of the proposed Arrangement. Following discussion, Scotiabank orally delivered its opinion (subsequently confirmed in writing) to the Board that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements.

After discussion and careful deliberation and consultation with its legal and financial advisors, during which the Board considered the unanimous recommendation of the Special Committee, the oral fairness opinion delivered by Scotiabank, as well as both the expected benefits and risks of the Arrangement, including the matters more fully described under “The Arrangement – Reasons for the Arrangement”, the Board (subject to the abstention of Messrs. Peter Marrone, Justin Dibb and Daniel Racine) unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of Allied (considering the interests of all stakeholders), unanimously approved Allied entering into the Arrangement Agreement and the ancillary agreements and unanimously resolved to recommend that the Shareholders vote in favour of the Arrangement.

Between January 24, 2026 and the early morning of January 26, 2026, Allied and Zijin, assisted by their respective legal advisors, finalized the terms of the Arrangement Agreement and other transaction documents. Allied and Zijin executed the Arrangement Agreement on January 26, 2026 and announced the Arrangement prior to the opening of the TSX on the same day.

Recommendation of the Special Committee

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinion and a thorough review of other matters, including the matters discussed under the heading “The Arrangement – Reasons for the Arrangement” and following consultation with management and its financial and legal advisors in formal meetings and informal updates on the process, the Special Committee unanimously determined that the terms and conditions of the Arrangement are fair and reasonable to Shareholders and that the Arrangement is in the best interests of Allied. Accordingly, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and that the Board recommend that Shareholders vote for the Arrangement Resolution.

Recommendation of the Board

After careful consideration, including a thorough review of the Arrangement Agreement, the Fairness Opinion, and a thorough review of other matters, including the matters discussed under the heading “The Arrangement – Reasons for the Arrangement” following consultation with its financial and legal advisors and on the unanimous recommendation of the Special Committee, the Board unanimously determined that the terms and conditions of the Arrangement are fair and reasonable to Shareholders and that the Arrangement is in the best interests of Allied. Accordingly, the Board unanimously approved the Arrangement Agreement and unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

The Board and the Special Committee, in unanimously determining that the Arrangement is fair and reasonable to the Shareholders and is in the best interests of the Company, and the Board in making its recommendation to Shareholders, considered and relied upon a number of factors, including, among others, the following:

(a)	Significant Premium to Prevailing Share Price – The Consideration of C$44.00 per Common Share represents a 27% premium to the volume weighted average price of the Common Shares over the 30 trading days ended January 23, 2026, the last trading day immediately prior to the announcement of the execution of the Arrangement Agreement.

(b)	Significant Premium to All-Time High Trading Price and Analyst’s Estimates –The Consideration represents a premium to any previous trading price of the Common Shares on the TSX, and is greater than most analyst targets on the date of announcement of the execution of the Arrangement Agreement.

(c)	Certain Value, Immediate Liquidity and Mitigation of Gold Price and Market Volatility – An all-cash acquisition provides immediate, certain value to shareholders amid extreme volatility in gold prices. Fixing the entire consideration in cash at closing eliminates exposure to current gold price swings and avoids the valuation uncertainty that can materially affect equity-based transactions. Cash consideration reduces market risk between signing and closing, enhances overall deal certainty, and removes reliance on the acquirer’s share price performance. It also allows shareholders to realize liquidity immediately without dilution or post-closing volatility, during a period of heightened macroeconomic and commodity instability.

(d)	Voting Support Agreements –Directors and officers of the Company who own Common Shares representing approximately 15.4% of the issued and outstanding Common Shares as of January 26, 2026, as well as Allied Securities convertible into Common Shares, have entered into Voting Support Agreements with the Purchaser pursuant to which they agreed, among other things, to vote all of their Common Shares in favour of the Arrangement Resolution. See “The Arrangement – Voting Support Agreements”.

(e)	Credibility of the Purchaser – The Purchaser is a highly credible and leading global mining company with the financial resources necessary to complete the Arrangement and a proven global operating track record. Zijin is listed on the Hong Kong stock exchange and, as of January 23, 2026, had a market capitalization of approximately US$70 billion. It is a leading global gold producer with operations and projects across Central Asia, South America, Oceania and Africa, including key assets such as the Akyem (Ghana), Raygorodok (Kazakhstan), Buriticá (Colombia), Rosebel (Suriname), Aurora (Guyana) and Taldybulak Levoberezhny (Kyrgyzstan) gold mines. Zijin is recognized for its expertise in addressing geological, technical and operational challenges, with strong in-house capacity in exploration, mine construction, operations, processing, smelting and refining gold. While being an indirect subsidiary of Zijin Mining Group Company Limited, Zijin operates with independent governance as a publicly listed company. Allied considers Zijin’s financial strength and track record make it an ideal partner for the Company’s stakeholders in its operating jurisdictions.

(f)	Fairness Opinion – Scotiabank provided the Special Committee and the Board with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, other than those Shareholders whose votes are required to be excluded pursuant applicable regulatory requirements. The Board and the Special Committee considered Scotiabank’s compensation arrangements when considering the advice provided in the Fairness Opinion, in particular that Scotiabank was engaged to provide the Fairness Opinion on a fixed fee basis that was not contingent on the conclusions reached therein or the completion of the Arrangement. See “The Arrangement – Fairness Opinion”.

(g)	Ability to Respond to Superior Proposals – On and subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any bona fide written proposal from third parties that, if consummated, may lead to a transaction more favourable to Shareholders, from a financial point of view, than the Arrangement. The Termination Amount payable in certain circumstances, being C$220 million, would not, in the view of the Board and the Special Committee, after consultation with their legal and financial advisors, preclude a third party from potentially making a Superior Proposal.

(h)	Arm’s Length Negotiations – The Arrangement Agreement was the result of a comprehensive arm’s length negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which include terms and conditions that are reasonable in the judgment of the Special Committee and the Board. The Special Committee took an active and independent role in overseeing the negotiation of the material terms of the Arrangement Agreement with the assistance of management and its legal advisors and the Special Committee’s financial advisors. The Special Committee comprised members of the Board who are independent of the Company’s management and Zijin.

(i)	Limited Conditions to Closing – The Arrangement Agreement provides for limited conditions to complete the Plan of Arrangement, which conditions, the Company believes, are not unduly onerous or outside market practice and can reasonably be expected to be satisfied. The Purchaser’s obligation to pay the aggregate Consideration is not subject to a financing condition.

(j)	Procedural Safeguards – The Arrangement must be approved by not less than two-thirds of the votes cast by Shareholders present at the Meeting or represented by proxy at the Meeting and entitled to vote, as a class. Pursuant to applicable regulatory requirements, the Arrangement must also be approved by a simple majority of the votes cast at the Meeting by disinterested Shareholders, which excludes 16,585,404 Common Shares held by directors and officers. In addition, the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders.

(k)	Dissent Rights – The terms of the Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, have the ability to exercise Dissent Rights and, if ultimately successful, to receive fair value for their Common Shares (as described in the Plan of Arrangement).

(l)	Other Factors – The Board also considered the Arrangement with reference to the financial condition and results of operations of the Company, as well as its prospects, strategic alternatives and competitive position, including the risks involved in achieving those prospects and pursuing those alternatives in light of current market conditions and the Company’s financial position.

In the course of their deliberations, the Board and the Special Committee, in consultation with the Company’s management and legal and financial advisors, also considered a number of potential issues regarding, and risks (as described in greater detail under the heading “Risk Factors Relating to the Arrangement”) relating to, the Arrangement, including:

(a)	the risks to the Company and the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

(b)	that the terms of the Arrangement Agreement require the Company to conduct its business in the ordinary course and prevent the Company from taking certain specified actions, which may delay or prevent the Company from taking certain actions to advance its business plans prior to consummation of the Arrangement;

(c)	that following the Arrangement, the Company will no longer exist as an independent public company, the Common Shares will be delisted from the TSX and NYSE and Shareholders will forego any future increases in value that might result from the achievement of the Company’s long-term plans;

(d)	the Termination Amount payable to the Purchaser in certain circumstances, including if the Company enters into an agreement in respect of a Superior Proposal to acquire the Company;

(e)	the conditions to the Purchaser’s obligations to complete the Plan of Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

(f)	that the Arrangement will be taxable for Shareholders and, as a result, the Shareholders will generally be required to pay taxes on any gains that result from the receipt of the Consideration under the Arrangement;

(g)	the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed;

(h)	that judgments against the Purchaser in Canada for a breach of the Arrangement Agreement may be difficult to enforce against the Purchaser’s assets outside of Canada;

(i)	the fact that certain of the Company’s senior officers and directors have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders generally that may present them with actual or potential conflicts of interest in connection with the Arrangement, as described under the heading “Interests of Certain Persons in the Arrangement”; and

(j)	that if the Arrangement Agreement is terminated, and the Board decides to seek another transaction or business combination, there is no assurance that the Company will be able to find a party willing to pay greater or equivalent value as compared to the Consideration under the Arrangement.

The Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.

The Board’s and the Special Committee’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking information, and such information and assumptions, are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Information” and “Risk Factors Relating to the Arrangement” in this Circular.

The foregoing summary of the information and factors considered by the Board and the Special Committee is not intended to be exhaustive. In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, neither the Board nor the Special Committee found it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation. Their recommendations were made after considering all of the above-noted factors and in light of the Board’s and the Special Committee’s knowledge of the business, financial condition and prospects of Allied, and was also based on the advice of financial advisors and legal advisors to the Board and the Special Committee. In addition, individual members of the Board and the Special Committee may have assigned different weights to different factors.

Fairness Opinion

The following summary is qualified in its entirety by the full text of the Fairness Opinion which sets forth the assumptions made, the matters considered, and the limitations and qualifications on the review undertaken in connection with the Fairness Opinion. The Fairness Opinion does not address any other aspect of the Arrangement, and no opinion or view was expressed as to the relative merits of the Arrangement in comparison to other strategies or transactions that might be available to the Company or in which the Company might engage or as to the underlying business decision of the Company to proceed with or effect the Arrangement. The Fairness Opinion is not a recommendation to any Shareholder as to how to vote or act on any matter relating to the Arrangement or otherwise. The Fairness Opinion is only one factor that was taken into consideration by the Special Committee and the Board in making their respective determinations.

Shareholders are urged to read the Fairness Opinion carefully and in its entirety. The full text of the Fairness Opinion setting out the assumptions made, matters considered, limitations and qualifications on the review undertaken, is attached hereto at Appendix C.

The Special Committee entered into a letter agreement with Scotiabank dated January 14, 2026, pursuant to which Scotiabank was engaged to provide an opinion as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

The Board and the Special Committee have each determined Scotiabank to be independent and qualified to provide the Fairness Opinion.

Neither Scotiabank, nor any of its affiliates, is an insider or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, Zijin, or any of their respective affiliates and there are no understandings, agreements or commitments between Scotiabank, the Company, Zijin or any of their respective affiliates with respect to any future business dealings. Scotiabank has not been engaged to provide financial advisory services to the Company, Zijin or any of their respective affiliates nor has it participated in any financing involving such parties within the past 24-month period other than as described in the Fairness Opinion.

The terms of Scotiabank’s engagement in connection with the Fairness Opinion provide that Scotiabank shall be paid a fixed fee upon delivery of the Fairness Opinion and such fee is not contingent on completion of the Arrangement or on the conclusion of the Fairness Opinion. In addition, Scotiabank is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company in certain circumstances.

Scotiabank represents the global corporate and investment banking and capital markets business of Scotiabank Group, one of North America’s premier financial institutions. In Canada, Scotiabank is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

At a meeting of the Special Committee held on January 24, 2026, Scotiabank provided the Special Committee with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement is fair from a financial point of view to Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements. At a subsequent meeting of the Board held on January 24, 2026, Scotiabank provided the Board with an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, based on and subject to the various assumptions, limitations and qualifications set forth in the Fairness Opinion, as of January 24, 2026, the Consideration to be received by Shareholders pursuant to the Arrangement was fair from a financial point of view to Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to applicable regulatory requirements.

Voting Support Agreements

The following description of the Voting Support Agreements is a summary only, is not exhaustive and is qualified in its entirety by reference to the terms of the Voting Support Agreements. The form of the Voting Support Agreements entered into by the Purchaser and each Supporting Shareholder may be found under Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

The Purchaser entered into Voting Support Agreements with the Supporting Shareholders who, collectively, beneficially owned, or exercised control or direction over, an aggregate of 19,265,624 Common Shares representing approximately 15.4% of the outstanding Common Shares as of January 26, 2026, pursuant to which such Supporting Shareholders have agreed, subject to the terms and conditions of the Voting Support Agreement, to, among other things, vote their respective Common Shares in favour of the Arrangement Resolution.

The respective obligations of the Supporting Shareholders under the Voting Support Agreement will automatically terminate and be of no further force or effect only upon the earliest to occur of any of the following: (a) the written agreement of the Purchaser and the Supporting Shareholder; (b) the date and time on which the Arrangement Agreement is terminated in accordance with its terms; (c) written notice by the Supporting Shareholder if: (i) the Purchaser, without the prior written consent of the Supporting Shareholder, decreases the amount, or changes the form, of the consideration payable in respect of the Common Shares set out in the Arrangement Agreement as at the date of the Voting Support Agreement or pursuant to the Arrangement; or (ii) the Purchaser and the Company, without the prior written consent of the Supporting Shareholder, otherwise vary the terms of the Arrangement Agreement in a manner that is adverse to the Supporting Shareholder; (d) the Effective Time; or (e) the Outside Date.

Description of the Arrangement

Overview of an OBCA Plan of Arrangement

In substance, a “plan of arrangement” in Canada is a transaction between the shareholders of a company (and can include other types of securityholders) and a purchaser, that involves a legal process to ensure that the purchase and sale of the securities is completed in a fair and consistent manner for all shareholders of the company. It ensures that every shareholder is treated the same and receives the same consideration on the same terms.

As Allied is a public corporation in Canada with a widely held Shareholder base, the transaction is being completed pursuant to corporate statute as a “Plan of Arrangement” under Section 182 of the OBCA. An “Arrangement” under the OBCA includes “an exchange of securities of the corporation held by security holders for…money of another body corporate…”. Pursuant to statutory legal requirements for any “Plan of Arrangement”, Allied must prepare, for the approval of the Shareholders, a statement setting out in detail what is proposed to be done and the manner in which it is proposed to be done. This allows for the transaction to be completed in one step where all Shareholders are treated equally and approve the Arrangement as a class. The process is also court approved, ensuring that the Arrangement is fair and reasonable to all of the Shareholders.

In connection with the Arrangement, each Shareholder will transfer, or be deemed to transfer, his, her or its Common Shares to the Purchaser. The Purchaser will acquire each Common Share for the Consideration which shall be paid by the Purchaser to each Shareholder (other than a Dissenter Shareholder) through the Depositary. Upon completion of the Arrangement, the Purchaser will own all the issued and outstanding Common Shares, meaning Allied will then be owned by the Purchaser but Allied will continue to own all of its assets as currently owned, including the securities of each of its Subsidiaries. The completion of the Arrangement will not change the current corporate entity or asset structure of Allied and does not involve the direct or indirect transfer of any of the assets of the Company, save for the transfer of all of the Common shares from Shareholders to the Purchaser.

Description of The Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached as Appendix B to this Circular.

Following receipt of the Final Order but prior to the Effective Time, the Purchaser will provide or cause to be provided to the Depositary sufficient funds to be held in escrow (on terms and conditions satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable to the Shareholders pursuant to the Plan of Arrangement.

If the Arrangement is completed, the Purchaser will acquire all of the Common Shares from Shareholders and the other Allied Securities will be deemed to be assigned and transferred to the Company and cancelled and will be of no further force and effect, all in exchange for payment, if any, in accordance with the terms of the Plan of Arrangement.

Pursuant to the Arrangement, Shareholders (other than those who validly exercise their Dissent Rights) will receive, in accordance with the terms and conditions set forth in the Plan of Arrangement, the Consideration from the Purchaser for each such Shareholder’s Common Shares, less any withholdings or deductions required to be made pursuant to the Plan of Arrangement. Dissenting Shareholders will be deemed to have assigned and transferred their Common Shares to the Company and will cease to have any rights as Shareholders other than the right to be paid the fair value for such Common Shares in accordance with the Plan of Arrangement.

Commencing at the Effective Time, in accordance with the Plan of Arrangement, each of the following events will occur and will be deemed to occur sequentially as set out below without any further authorization, act or formality:

(a)	each Common Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for an amount determined in accordance with Article 3 of the Plan of Arrangement, and: (i) such Dissenting Shareholder shall cease to be the holder of such Share and to have any rights as a Shareholder from and after the Effective Time, other than the right to be paid the fair value for such Common Share as set out in Article 3 of the Plan of Arrangement, (ii) the name of such Dissenting Shareholder shall be removed from the register of Shareholders maintained by or on behalf of the Company and (iii) each such Common Share shall immediately be cancelled and cease to be outstanding;

(b)	each Option that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive from the Company (net of applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement) the Option Consideration (which Option Consideration may be paid by the Company to the holder on the Effective Date) and each such Option shall immediately be cancelled and cease to be outstanding, and (i) the holder of such Option shall cease to be the holder thereof and to have any rights as an Optionholder from and after the Effective Time, other than the right to receive the Option Consideration (net of applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement) to which they are entitled under Section 2.3(b) of the Plan of Arrangement, provided that where the Option Consideration is zero or a negative amount, such Option shall be cancelled without any consideration or payment therefor and neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, (ii) such holder’s name shall be removed from the register of Optionholders maintained by or on behalf of the Company, and (iii) the Stock Option Plan and all agreements, certificates and similar instruments relating to each such Option shall be, and shall be deemed to be, terminated and of no further force and effect;

(c)	each Common Share outstanding immediately prior to the Effective Time (other than a Share held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Purchaser in exchange for the right to receive the Consideration and (i) the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder from and after the Effective Time, other than the right to receive the Consideration in accordance with this Plan of Arrangement; (ii) such holder’s name shall be removed from the register of Shareholders maintained by or on behalf of the Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee and the legal and beneficial holder of such Shares (free and clear of all Liens) and shall be, and shall be deemed to be, entered as the registered holder of such Common Shares in the register of the Shareholders maintained by or on behalf of the Company;

(d)	each DSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time) and each such DSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such DSU shall cease to be holder thereof and to have any rights as a holder of such DSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under Section 2.3(d) of the Plan of Arrangement (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of DSUs maintained by or on behalf of the Company, and (iii) the DSU Plan and all agreements, certificates and similar instruments relating to each such DSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(e)	each PSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement) equal to the Consideration multiplied by a multiplier based on share price performance in accordance with the terms of the PSU Plan (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such PSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such PSU shall cease to be the holder thereof and to have any rights as a holder of such PSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under Section 2.3(e) of the Plan of Arrangement (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of PSUs maintained by or on behalf of the Company, and (iii) the PSU Plan and all agreements, certificates and similar instruments relating to each such PSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(f)	each RSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3 of the Plan of Arrangement) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such RSU shall be immediately cancelled and cease to be outstanding and (i) the holder of such RSU shall cease to be the holder thereof and to have any rights as a holder of such RSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under Section 2.3(f) of the Plan of Arrangement (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of RSUs maintained by or on behalf of the Company, and (iii) the RSU Plan and all agreements, certificates and similar instruments relating to each such RSU shall be, and shall be deemed to be, terminated and of no further force and effect; and

(g)	each Convertible Debenture shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the Debenture Consideration, and each such Convertible Debenture shall immediately be cancelled and cease to be outstanding, and (i) the holder of the Convertible Debenture shall cease to be the holder thereof and to have any rights as a holder of such Convertible Debenture from and after the Effective Time, other than the right to receive the consideration to which they are entitled under Section 2.3(g) of the Plan of Arrangement, (ii) such holder’s name shall be removed from the register of Convertible Debentures maintained by or on behalf of the Company; and (iii) the Debenture Indenture and all agreements, certificates and similar instruments relating to each such Convertible Debenture shall be, and shall be deemed to be, terminated and of no further force and effect.

Key Procedural Steps for the Arrangement to Become Effective

In order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Shareholders in the manner set forth in the Interim Order;

(b)	the Court must grant the Final Order approving the Arrangement;

(c)	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by one or both of Allied or the Purchaser, as appropriate; and

(d)	the Articles of Arrangement in the form prescribed by the OBCA must be filed with the Director.

If approved, the Arrangement will become effective at the Effective Time, which is expected to be at 12:01 a.m. (Toronto time) on the date the Articles of Arrangement are filed with the Director. Upon issuance of the Final Order and on or before the date that is five Business Days following satisfaction or waiver of the last of the conditions precedent to the Arrangement set forth in the Arrangement Agreement, Allied will file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Director pursuant to Section 183(1) of the OBCA, whereupon the transactions comprising the Arrangement will occur and will be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality. The Arrangement will be binding on the Purchaser, the Company, Shareholders, and holders of Options, DSUs, PSUs, RSUs and Convertible Debentures, Dissenting Shareholders, the Transfer Agent, the Depositary and all other Persons, at and after, the Effective Time without any further act or formality required on the part of any Person.

See the Plan of Arrangement attached to this Circular as Appendix B for additional information.

Letters of Transmittal

The Parties have appointed Computershare Investor Services Inc. to act as Depositary to handle the exchange of Common Shares for the Consideration and the exchange of Convertible Debentures for the Debenture Consideration, as applicable.

Registered Shareholders and Registered Debentureholders as of the Record Date will have received a Letter of Transmittal with this Circular. In order to receive the applicable consideration that a Registered Shareholder (other than a Dissenting Shareholder) or a Registered Debentureholder is entitled to receive under the Arrangement, such Registered Shareholder or Registered Debentureholder must duly complete and execute the appropriate Letter of Transmittal and deliver it, and such other documents and instruments as the Depositary or the Company may reasonably require, including the certificate(s) and/or DRS Advice(s), as applicable, representing their Common Shares and/or Convertible Debentures, to the Depositary in accordance with the instructions contained in each of the Letters of Transmittal. It is recommended that Registered Shareholders and Registered Debentureholders send duly completed and executed Letters of Transmittal, the accompanying certificate(s) and/or DRS Advice(s), as applicable, representing their Common Shares and/or Convertible Debentures, as applicable and such other documents and instruments as the Depositary or the Company may reasonably require, to the Depositary as soon as possible.

The Letters of Transmittal are only for use by Registered Shareholders and/or Registered Debentureholders. Beneficial Shareholders and/or Beneficial Debentureholders will not be provided with, and will not need to submit, a Letter of Transmittal. Such beneficial holders must contact their Intermediary for instructions and assistance in receiving the applicable consideration for their Common Shares and/or Convertible Debentures.

The Letters of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. Registered Shareholders (other than the Dissenting Shareholders) and Registered Debentureholders can obtain additional copies of the applicable Letter of Transmittal by contacting the Depositary at 1-800-564-6253 (within North America) or 1-514-982-7555 (international) or by e-mail at corporateactions@computershare.com. The Letters of Transmittal are also available on the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Exchange Procedure

Following receipt of the Final Order and no later than the business day prior to the Effective Date, the Company and the Purchaser will deposit in escrow, or cause to be deposited in escrow, with the Depositary, sufficient cash to satisfy the aggregate consideration payable pursuant to the Plan of Arrangement, which funds will be held by the Depositary in escrow as agent and nominee for such former Shareholders and former Debentureholders for distribution to such former securityholders following the Effective Time in accordance with the Plan of Arrangement.

As soon as practicable following the later of the Effective Date and receipt by the Depositary of a duly completed and executed Letter of Transmittal, the certificate(s) and/or DRS Advice(s), as applicable, representing a Registered Shareholder’s Common Shares, or a Registered Debentureholders Convertible Debentures, as applicable, and such other documents and instruments as the Depositary or the Company may reasonably require, the Depositary will deliver, or will cause to be delivered, the applicable consideration that such former Registered Shareholders and/or Registered Convertible Debentureholder is entitled to receive pursuant to the Arrangement, in accordance with the Plan of Arrangement and the instructions set forth in the applicable Letter of Transmittal. The applicable consideration will be delivered to the address or addresses as such Registered Shareholder and/or Registered Debentureholder directed in their Letter of Transmittal. If no instructions are provided by the Registered Shareholder or Registered Debentureholder in the Letter of Transmittal, the applicable consideration will be mailed to the address of the Registered Shareholder or Registered Debentureholder as it appears on the registers previously maintained by or on behalf of the Company.

In all cases, delivery of the applicable consideration that a Registered Shareholder and/or Registered Debentureholder is entitled to receive pursuant to the Arrangement will be made only after timely receipt by the Depositary of a duly completed and executed Letter of Transmittal, together with the certificate(s) and/or DRS Advice(s), as applicable, representing such Registered Shareholder’s Common Shares or Registered Debentureholder’s Convertible Debentures, and such other documents and instruments as the Depositary or the Company may reasonably require. The Depositary will deliver, or will cause the delivery of, the applicable consideration that a Registered Shareholder and/or Registered Debentureholder is entitled to receive pursuant to the Arrangement in accordance with the instructions in the properly completed and signed Letter of Transmittal.

In the event of a transfer of ownership of Common Shares or Convertible Debentures which was not registered in the applicable transfer records of the Company, the applicable consideration that such holder has the right to receive will be delivered to the transferee if the certificate and/or DRS Advice, as applicable, which immediately prior to the Effective Time represented Common Shares and/or Convertible Debentures that were exchanged for the applicable consideration under the Arrangement is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer.

The Company, in its absolute discretion, reserves the right to instruct the Depositary to waive or not to waive any and all defects or irregularities contained in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected securityholder. The granting of a waiver to one or more Shareholders or Debentureholders does not constitute a waiver for any other Shareholders or Debentureholders. The Company reserves the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement.

The method used to deliver the applicable Letter of Transmittal, any accompanying certificate(s) and/or DRS Advice(s), as applicable, representing the Common Shares and/or Convertible Debentures and any other accompanying documents and instruments, if any, is at the option and risk of the securityholder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary at the address set out in the applicable Letter of Transmittal.

The Purchaser and the Company recommend that the necessary documentation be hand-delivered to the Depositary, and a receipt obtained therefor; otherwise, the use of registered mail with an acknowledgment of receipt requested, and with proper insurance obtained, is recommended.

Any duly completed and executed Letter of Transmittal, once deposited with the Depositary, together with the accompanying certificate(s) or DRS Advice(s), as applicable, representing their Common Shares and/or their Convertible Debentures, and all other documents and instruments that the Depositary or the Company may reasonably require, is irrevocable and may not be withdrawn by a Registered Shareholder or a Registered Debentureholder, except that all Letters of Transmittal will be automatically revoked if the Depositary is notified in writing by the Purchaser and the Company that the Arrangement has not been completed.

Whether or not a Registered Shareholder or Registered Debentureholder forwards a Letter of Transmittal and the certificate(s) or DRS Advice(s), as applicable, representing their Common Shares and/or Convertible Debenture to the Depositary, upon completion of the Arrangement, such securityholder will cease to be a holder of their Common Shares and/or Convertible Debentures, as applicable, as of the Effective Time. From and after the Effective Time until surrendered for cancellation, each certificate or DRS Advice, as applicable, that immediately prior to the Effective Time represented one or more Common Shares, other than Dissent Shares, or Convertible Debentures, will be deemed at all times to represent only the right to receive in exchange therefor the consideration that the holder of such certificate or DRS Advice, as applicable, is entitled to receive in accordance with the terms of the Plan of Arrangement.

From and after the Effective Time, no holder of Convertible Debentures will be entitled to receive any consideration with respect to such holder’s Convertible Debentures other than the Debenture Consideration which such holder is entitled to receive in accordance with the terms of the Plan of Arrangement, and from and after the Effective Time, no holder of Common Shares will be entitled to receive any consideration with respect to such holder’s Common Shares other than the Consideration which such holder is entitled to receive in accordance with the terms of the Plan of Arrangement.

Only Registered Shareholders or Registered Debentureholders are required to submit a Letter of Transmittal. The exchange of Common Shares and/or Convertible Debentures for the applicable consideration in respect of any Beneficial Shareholders and/or Beneficial Debentureholders is expected to be made with such beneficial holder’s Intermediary, with no further action required by the Beneficial holder. Beneficial holders who hold Common Shares and/or Convertible Debentures registered in the name of an Intermediary should contact that Intermediary if they have any questions regarding this process and to arrange for such Intermediary to complete the necessary steps to ensure that they receive the applicable consideration in respect of their Common Shares and/or Convertible Debentures.

DRS Advices

Where Common Shares or Convertible Debentures are evidenced only by DRS Advice(s), there is no requirement to first obtain a certificate for those Common Shares or Convertible Debentures, or deposit with the Depositary any certificate evidencing Common Shares or Convertible Debentures. Only a properly completed and signed Letter of Transmittal accompanied by the applicable DRS Advices, and any other documents required by the Depositary, are required to be delivered to the Depositary in order to surrender those Common Shares or Convertible Debentures under the Arrangement. The Company reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

Lost Certificates and DRS Advices

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Common Shares or Convertible Debenture that were exchanged for the applicable consideration pursuant to the Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, by cheque, wire or other form of immediately available funds, the applicable consideration which such holder is entitled to receive in accordance with the Plan of Arrangement and such holder’s Letter of Transmittal. When authorizing the delivery of the applicable consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such consideration is to be delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to the Purchaser and the Depositary in such amount as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company and any of their respective representatives or agents in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser and the Company and/or any of their respective representatives or agents with respect to the certificate alleged to have been lost, stolen or destroyed.

If a DRS Advice representing Common Shares has been lost, stolen or destroyed, the holder can request a copy of the DRS Advice by contacting Computershare Investor Services Inc. by phone: toll-free in North America at 1- 800-564-6253 or international at 1-514-982-7555 in the case of the Common Shares, with no bond indemnity required and such copy of the DRS Advice should be deposited with the Letter of Transmittal.

Extinction of Rights

If any Shareholder, other than a Dissenting Shareholder, or any Debentureholder fails to deposit and surrender its Common Shares and/or Convertible Debentures, respectively, to the Depositary by delivering a duly completed and executed Letter of Transmittal and the certificate(s) and/or DRS Advice(s), as applicable, which immediately prior to the Effective Time represented such Shareholder’s Common Shares, together with such other documents and instruments as the Depositary or the Company may reasonably require, in the manner described in this Circular on or before the sixth anniversary of the Effective Date, then, following such date, the certificate(s) and/or DRS Advice(s), as applicable, representing such Common Shares and/or Convertible Debentures will cease to represent a claim or interest of any kind or nature. On such date, the applicable consideration to which the former holder of such certificate(s) and/or DRS Advice(s), as applicable, was ultimately entitled will be deemed to have been surrendered for no consideration to the Company or the Purchaser, as applicable.

None of the Company, the Purchaser or the Depositary will be liable to any Person in respect of any consideration (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Accordingly, former Shareholders and former Debentureholders who deposit with the Depositary a Letter of Transmittal and/or any certificate(s) and/or DRS Advice(s), as applicable, representing Company Shares or Convertible Debentures after the sixth anniversary of the Effective Date will not receive the applicable consideration or any other consideration in exchange therefor and will not own any interest in the Company or the Purchaser and will not be paid any compensation.

Return of Common Shares and Convertible Debentures

If the Arrangement is not completed, any certificate(s) and/or DRS Advice(s), as applicable, representing deposited Common Shares and/or Convertible Debentures will be returned to the depositing Shareholder or Debentureholder, as applicable, upon written notice to the Depositary from the Company and the Purchaser by returning the certificate(s) and/or DRS Advice(s), as applicable, representing deposited Common Shares and/or Convertible Debentures (and any other relevant documents) by first class insured mail in the name of and to the address specified by, in respect of the securities in the applicable Letter of Transmittal, or, if such name and address is not so specified, in such name and to such address as shown on the registers of such securities maintained by or on behalf of the Company.

Withholding Rights

Pursuant to the terms of the Plan of Arrangement, the Purchaser, the Company and the Depositary will be entitled to deduct and withhold from any amount otherwise payable to any Shareholder or any Person under the Plan of Arrangement (including any payment to Dissenting Shareholders, Optionholders, holders of DSUs, holders of PSUs, Holders of RSUs and holders of Convertible Debenture) such amounts as the Company, the Purchaser, or the Depositary is required to deduct or withhold any such amounts will be treated for all purposes under the Arrangement Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld taxes or other amounts are actually remitted to the appropriate Person.

Treatment of Long-Term Incentives

Options

Each Option outstanding immediately prior to the Effective Time will be deemed to be transferred by the holder thereof to Allied in exchange for the Option Consideration.

The following officers and directors hold Options: Mr. Marrone holds 500,000 Options, each of Messrs. LeBlanc, Fernandez, and Stoltz and Ms. Tsakos holds 135,000 Options, Mr. Campbell holds 130,000 Options and each of Ms. Guillen and Mr. Dudek holds 50,000 Options. Each of Messrs. Beardsworth, Begeman, Chenard, Graff, Titaro and Ms. Sadowsky hold 93,333 Options and each of Messrs. Dibb, Racine and Toguyeni holds 60,000 Options. The Options were granted broadly to management in lieu of any further grants of long term incentives.

DSUs

Each DSU outstanding immediately prior to the Effective Time will vest, as approved by the Board, and will be, and will be deemed to be, transferred by the holder thereof to Allied in exchange for a cash payment from Allied equal to the Consideration for each DSU transferred.

The following directors hold DSUs: Each of Messrs. Beardsworth, Chenard, Graff and Racine hold 10,000 DSUs, Mr. Begeman holds 52,543 DSUs, Ms. Sadowsky holds 20,660 DSUs, Mr. Titaro holds 31,465 DSUs and Mr. Toguyeni holds 23,336 DSUs.

RSUs

Each RSU outstanding immediately prior to the Effective Time will vest in accordance with the terms of the RSU Plan and will be, and will be deemed to be, transferred by the holder thereof to Allied in exchanged for a cash payment from Allied equal to the Consideration for each RSU transferred.

The following officers hold RSUs: Mr. Marrone holds 322,022 RSUs, Mr. Dibb holds 1,344,286 RSUs, Mr. LeBlanc holds 67,890 RSUs, each of Ms. Tsakos and Mr. Fernandez hold 65,874 RSUs, Mr. Campbell holds 48,168 RSUs, Mr. Stoltz holds 56,800 RSUs and Ms. Guillen holds 39,990 RSUs.

PSUs

Each PSU outstanding immediately prior to the Effective Time will vest in accordance with the terms of the PSU Plan and will be, and will be deemed to be, transferred by the holder thereof to Allied in exchange for a cash payment from Allied equal to the Consideration, multiplied by a multiplier based on share price performance in accordance with the terms of the PSU Plan.

The following Officers hold PSUs: Mr. Marrone holds 303,030 PSUs, Mr. LeBlanc holds 290,672 PSUs, each of Mr. Fernandez and Ms. Tsakos holds 284,627 PSUs, Mr. Stoltz holds 254,403 PSUs, Mr. Campbell holds 50,776 PSUs, Ms. Guillen holds 114,973 PSUs and Mr. Dudek holds 70,000 PSUs. The PSUs were granted broadly to management in lieu of any future grants of long term incentives.

Treatment of Convertible Debentures

Each Convertible Debenture outstanding immediately prior to the Effective Time will be deemed to be transferred by the holder thereof to Allied in exchange for the Debenture Consideration cash payment from Allied equal to the Debenture Consideration for each Convertible Debenture transferred.

Mr. Dibb is the only officer or director that beneficially owns, or exercises control or direction over, Convertible Debentures. Mr. Dibb holds 12,500 Convertible Debentures, representing approximately 11.7% of the outstanding Convertible Debentures.

Employment Agreements

Allied had previously entered into individual employment agreements (collectively, the “Employment Agreements”) with the following senior officers, pursuant to which such individuals may receive severance payments or other benefits: Peter Marrone (Chairman and Chief Executive Officer), Jason LeBlanc (Chief Financial Officer), Gerardo Fernandez (Chief Development Officer), Sofia Tsakos (Chief Legal Officer and Corporate Secretary) (collectively, the “Named Executive Officers”), Richard Campbell (Chief Human Resource Officer), Don Dudek (Chief Exploration Officer), Gwennael Guillen (Chief Sustainability Officer) and Johannes Stoltz (Chief Operating Officer).

The Employment Agreements provide for compensation in the event of a termination of employment as set out below within 12 months of a “Change of Control”. A “Change of Control”, is defined in each employment agreement, but generally includes: (a) a merger, amalgamation or arrangement resulting in Allied Shareholders holding less than 50% of the successor corporation following completion of such transaction; and (c) the acquisition of 20% or more of Allied’s outstanding voting securities. Completion of the Arrangement will constitute a “Change of Control” of Allied for the purposes of the Employment Agreements and as the employment of each of the senior officers will be terminated in connection with the Arrangement, severance amounts are payable in accordance with the terms of the Employment Agreements.

Severance entitlements for senior officers generally include accrued base salary for the year of termination in addition to the following payments and benefits: (i) 24 months base salary, and (ii) two to two and a half times the average annual bonus paid in the previous two years. In addition, the senior officers will be entitled to receive a lump sum payment equal to 24 months of pension benefits, perquisites, and medical and health benefits, in each case in accordance with the terms of the applicable Employment Agreement, the existing pension and benefit plans and applicable employment Laws.

The severance payments payable to the Named Executive Officers under the Employment Agreements, excluding the value of the Allied securities they hold (as described above), have an aggregate value of approximately US$30.9 million. The amounts payable to the Named Executive Officers are consistent with the disclosure made by Allied in its most recent Management Information Circular dated March 25, 2025 which is available on Allied’s issuer profile on SEDAR+ at www.sedarplus.ca and Allied’s website at www.alliedgold.com. The severance payments payable to the remaining senior officers (excluding the Named Executive Officers) under the Employment Agreements, excluding the value of the Allied securities they hold (as described above) have an aggregate value of approximately US$12.4 million. Payments in lieu of pension and other similar benefits would have an aggregate value of approximately US$4.4 million, in each case calculated as at February l, 2026. Allied may provide for continued comparable health benefits for up to a period of 24 to 36 months.

Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Date, Allied has agreed to purchase customary “tail” policies of directors’ and officers’ liability insurance from a reputable and financially sound insurance carrier, such policies to be fully paid by Allied prior to the Effective Time, containing terms and conditions no less favourable in the aggregate to the protection provided by the policies maintained by Allied and its Subsidiaries which are in effect immediately prior to the Effective Date, providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and the Purchaser will, or will cause Allied and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Allied and its Subsidiaries shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and that the cost of such policies shall not exceed 300% of the current annual aggregate premium (the “Base Premium”) for policies currently maintained by Allied or its Subsidiaries.

The Purchaser has agreed that it will, and it will cause Allied and its Subsidiaries to, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Allied and its Subsidiaries under Law and under the articles or other constating documents of Allied and/or its Subsidiaries or under any agreement or contract of any indemnified person with Allied or with any of its Subsidiaries. The Purchaser has acknowledged that such rights will survive the completion of the Arrangement and continue in full force and effect in accordance with their terms, and the Purchaser will ensure that such rights will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any Indemnified Person.

The applicable provisions of the Arrangement Agreement are intended for the benefit of, and will be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Allied has confirmed that it is acting as agent and trustee on their behalf. The applicable provisions of the Arrangement Agreement will survive the termination of the Arrangement Agreement as a result of the occurrence of the Effective Date for a period of six years.

Regulatory and Approvals Matters

Shareholder Approval

In order for the Company to seek the Final Order and for the Arrangement to be effective, the Arrangement Resolution must be approved, with or without variation, by: (i) at least 66⅔% of the votes cast at the Meeting by the Shareholders in person or by proxy; and (ii) a simple majority of the votes cast at the Meeting by the Shareholders in person or by proxy excluding the votes cast in respect of 16,585,404 Common Shares beneficially owned or over which control or direction is exercised by any Persons whose votes must be excluded and any of their related parties or joint actors. The votes cast in respect of Common Shares beneficially owned or over which control or direction is exercised by Justin Dibb, Peter Marrone and Daniel Racine will be excluded. See below “– Multilateral Instrument 61-101”.

Notwithstanding the approval by Shareholders of the Arrangement Resolution, the Arrangement Resolution authorizes the Board to, without notice to or approval of Shareholders, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

Multilateral Instrument 61-101

Justin Dibb, Peter Marrone and Daniel Racine, collectively, owned approximately 13.2% of the outstanding Common Shares as of the date of the Record Date, on a non-diluted basis, and each of them own more than 1% of the outstanding Common Shares. Accordingly, as further described below, the Arrangement is considered a “business combination” for the purposes of MI 61-101 and, in addition to obtaining approval of the Arrangement Resolution by at least 66⅔% of the votes cast on the Arrangement Resolution at the Meeting by the Shareholders present in person or represented by proxy and entitled to vote at the Meeting, approval will also be sought from a simple majority of the votes cast by the Shareholders on the Arrangement Resolution at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes of Messrs. Dibb, Marrone and Racine in respect of the Common Shares set forth below:

Name	Number of Common Shares
Justin Dibb	9,679,310
Peter Marrone	5,550,304
Daniel Racine	1,355,430
Total:	16,585,044

Allied is a reporting issuer in each of the provinces and territories of Canada and listed on TSX and is therefore subject to MI 61-101, which is intended to regulate certain transactions with “related parties” (as defined in MI 61-101) to ensure equality of treatment among shareholders.

The protections of MI 61-101 generally apply to a “business combination” (as defined in MI 61-101) that can terminate the interests of shareholders without their consent. MI 61-101 provides that, in certain circumstances, where a related party (which definition includes directors and senior officers of the Company, as well as Shareholders holding over 10% of the Common Shares) is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement (such as the Arrangement), such transaction may be considered a “business combination” for the purposes of MI 61-101 and subject to minority approval requirements.

In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, the Company reviewed all benefits or payments that related parties of the Company are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constitute a “collateral benefit”.

In addition to owning Common Shares, senior officers and directors of the Company hold some combination of Options, RSUs, PSUs, DSUs and, in the case of Mr. Dibb, Convertible Debentures. If the Arrangement is completed, all long-term incentive securities will be paid out, and Convertible Debentures will become convertible based on a Debenture Conversion Price as a result of the Arrangement in accordance with Debenture Indenture, and senior officers and directors holding such long-term incentive securities are to receive the Consideration in exchange for the surrender of the long-term incentive securities, or in the case of Convertible Debentures based on the number of Common Shares issuable upon conversion of the Convertible Debentures, in each case at the Effective Time, as set out in the Plan of Arrangement. In addition, certain senior management are entitled to severance payments as described under “– Employment Agreements”. The Consideration paid for such long-term incentive securities and Convertible Debentures, and any such severance payments may be considered “collateral benefits” received by senior officers and directors who own more than 1% of the outstanding Common Shares, as calculated in accordance with MI 61-101.

Following disclosure regarding each such director and senior officer to the Special Committee of the number of Common Shares and/or long-term incentive and/or Convertible Debentures held by them and the benefits or payments that they expect to receive pursuant to the Arrangement, the Special Committee has determined that the aforementioned benefits or payments, other than with respect to Messrs. Dibb, Marrone, and Racine, as discussed below, fall within an exception to the definition of “collateral benefit” for the purposes of MI 61-101, since the benefits will be received solely in connection with the related parties’ services as employees or directors of the Company or of any affiliated entities of the Company, are not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related parties for their Common Shares, are not conditional on the related parties supporting the Arrangement in any manner, and (i) at the time of the entering into of the Arrangement Agreement, none of the related parties entitled to receive the benefits (other than Messrs. Dibb, Marrone and Racine) exercised control or direction over, or beneficially owned, more than 1% of the outstanding Common Shares, as calculated in accordance with MI 61-101 (taking into account all long-term incentive securities and the Convertible Debentures, including those convertible within 60 days of the date that the Arrangement Agreement was entered into). Accordingly, such directors and senior officers (other than Messrs. Dibb, Marrone and Racine) will not be considered to have received a “collateral benefit” under MI 61-101 as a result of payout of long-term incentive securities or the severance payments described above under “– Treatment of Long-Term Incentives”.

Each of Messrs. Dibb, Marrone and Racine is deemed to be receiving a “collateral benefit” under the Arrangement as the foregoing exception does not apply, given that (a) each beneficially owns more than 1% of the outstanding Common Shares, as calculated in accordance with MI 61-101, and (b) the aggregate benefit each is to receive for payout of long-term incentive securities, purchase of Convertible Debentures at the Debenture Conversion Price and/or severance payments, in each case as applicable, described above under “Information Regarding Allied – Securities Held by Directors and Officers” and “The Arrangement – Treatment of Long-Term Incentives” exceeds 5% of the value of the Consideration each of them will receive under the Arrangement for the Common Shares they beneficially own.

All benefits received, or to be received, by directors or executive officers of Allied as a result of the Arrangement are, and will be, solely in connection with their services as directors or employees of Allied or as Shareholders. No benefit has been or will be conferred for the purpose of increasing the value of consideration payable to any such Person for Common Shares, nor is it, or will it be, conditional on the Person supporting the Arrangement.

Prior Valuations

To the knowledge of Allied, after reasonable inquiry, there has been no prior valuation of Allied, the Common Shares or its material assets in the 24 months prior to the date of this Circular.

Formal Valuation

The Company is not required to obtain a formal valuation under MI 61-101 as no “interested party” (as defined in MI 61-101) is, as a consequence of the Arrangement, directly or indirectly acquiring the Company or its business or combining with the Company, whether alone or with joint actors, and there is no “connected transaction” that would qualify as a “related party transaction” (as defined in MI 61-101) for which the Company would be required to obtain a formal valuation.

Prior Offers

The Company has not received any bona fide offers (as contemplated in MI 61-101) during the 24 months preceding the entry into of the Arrangement Agreement.

Source of Funds

Pursuant to the terms of the Arrangement, an aggregate cash amount of approximately C$5.5 billion will be required by the Purchaser in order to fund the Arrangement. The Purchaser has confirmed that, at the Effective Time, it will have sufficient funds available to satisfy the aggregate Consideration payable by the Purchaser pursuant to the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement.

Court Approval of the Arrangement

The OBCA requires that the Court approve the Arrangement.

On February 25, 2026, Allied obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached hereto as Appendix D. The Notice of Application applying for the Final Order approving the Arrangement is attached as Appendix E.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about April 2, 2026 at 10:30 a.m. (Toronto time), or as soon thereafter as is reasonably practicable. Any Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a Notice of Appearance and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Shareholders who wish to participate in or be represented at the Court hearing for the Final Order should consult their legal advisors as to the necessary requirements.

Key Regulatory Approvals

Completion of the transactions contemplated by the Arrangement Agreement are also conditional upon the following Key Regulatory Approvals and notifications:

Canadian Competition Act Notification

Part IX of the Canadian Competition Act requires that the parties to certain classes of transactions that exceed the thresholds set out in sections 109 and 110 of the Canadian Competition Act (a “Notifiable Transaction”) each provide the Commissioner with prescribed information pursuant to Part IX of the Canadian Competition Act (“Notifications”) in respect of such transactions. Subject to certain exemptions, a Notifiable Transaction may not be completed until either the parties to the transaction have filed Notifications and the applicable waiting period under section 123 of the Canadian Competition Act has expired or has been terminated by the Commissioner, or the Commissioner has waived the parties’ obligation to provide Notifications pursuant to paragraph 113(c) of the Canadian Competition Act. Where Notifications are made, the waiting period is 30 calendar days after the day on which the parties to the transaction have each submitted their respective Notifications, provided that, before the expiry of this period, the Commissioner has not notified the parties that he requires additional information that is relevant to his assessment of the transaction pursuant to subsection 114(2) of the Canadian Competition Act (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the waiting period is extended until 30 calendar days after compliance by all parties with such Supplementary Information Request, at which time the parties are entitled to complete the transaction provided that there is no application or order in effect prohibiting completion at the relevant time, and the Canadian Competition Approvals has been obtained.

Alternatively, or in addition to filing Notifications, parties to a Notifiable Transaction may apply to the Commissioner for an ARC under subsection 102(1) of the Canadian Competition Act or in the alternative a No Action Letter. Transactions for which an ARC or a waiver under paragraph 113(c) of the Canadian Competition Act has been issued are exempt from the notification requirements of Part IX of the Canadian Competition Act. A request for only an ARC or No Action Letter does not trigger the statutory waiting periods under section 123 described above. Rather, the Commissioner endeavours to complete his or her substantive review of the Notifiable Transaction within the applicable service standard established by the Commissioner – 14 calendar days following receipt of complete information for Notifiable Transactions designated by the Commissioner as non-complex and 45 calendar days for Notifiable Transactions designated by the Commissioner as complex.

The Commissioner’s review of a Notifiable Transaction for substantive competition law considerations may take shorter or longer than the statutory waiting period (and the applicable non-binding service standards, although on average the Commissioner completes his or her review before the expiry of the applicable service standard). Upon completion of the Commissioner’s review, he or she may decide to: (i) issue an ARC; (ii) issue a No Action Letter (together with a waiver); or (iii) challenge the transaction before the Competition Tribunal, if the Commissioner concludes that it is likely to prevent or lessen competition substantially in a market in Canada. Where the Commissioner issues an ARC and the parties substantially complete the transaction within one year after the ARC is issued, the Commissioner cannot challenge the transaction before the Competition Tribunal solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued. Where the Commissioner issues a No Action Letter, at any time before or within one year after the completion of the Notifiable Transaction, the Commissioner could make an application under section 92 of the Canadian Competition Act challenging the transaction where the Commissioner believes that it will, or is likely to, prevent or lessen competition substantially in a market in Canada. Where the Commissioner challenges a transaction before the Competition Tribunal, the Commissioner may also apply to the Competition Tribunal for an injunction to prevent closing, pending the Competition Tribunal’s determination of the Commissioner’s challenge to the transaction.

The Company and the Purchaser have determined that the Arrangement is a Notifiable Transaction under the Canadian Competition Act. On February 17, 2026, the Purchaser and the Company filed with the Commissioner a request for an ARC or, in the alternative, a No Action Letter and waiver of the obligation to provide Notifications to the Commissioner pursuant to paragraph 113(c) of the Canadian Competition Act. On February 23, 2026, the Commissioner designated the Arrangement as non-complex with a corresponding service standard set to expire on March 9, 2026.

As of the date of this Circular, the review of the Arrangement under the Canadian Competition Act is ongoing, and the Canadian Competition Approval required pursuant to the Arrangement Agreement has not been obtained.

ICA Approval

Under the Investment Canada Act, the direct “acquisition of control” of a Canadian business by a non-Canadian that exceeds the prescribed financial threshold (a “Reviewable Transaction”) is subject to pre-closing review and cannot be implemented unless the responsible Minister under the Investment Canada Act has sent a notice that she is satisfied, or is deemed to be satisfied under the Investment Canada Act, that the transaction is likely to be of net benefit to Canada.

The submission of the application for review triggers an initial review period of 45 days. If the Minister has not completed the review by that date, the Minister may unilaterally extend the review period for a further 30 days. Further extensions to the review period can only be made on the mutual agreement of the Minister and the investor.

The prescribed factors under section 20 of the Investment Canada Act to be considered by the Minister in determining whether a Reviewable Transaction is likely to be of net benefit to Canada include, among other things, (i) the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, capital investment, resource processing, utilization of Canadian products and services and exports); (ii) the degree and significance of participation by Canadians in the acquired business and the industry in which the Canadian business forms a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry in Canada; (v) the compatibility of the investment with national and provincial industrial, economic and cultural policies; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

In connection with seeking approval that the transaction is likely to be of net benefit to Canada, an applicant may provide binding written undertakings to His Majesty in right of Canada in support of its application. If, within the applicable review period (including any unilateral or mutually agreed upon extension thereof), the Minister sends a notice that she is satisfied that the investment is likely to be of net benefit to Canada, or if the Minister does not send a notice within the applicable review period (including any unilateral or mutually agreed upon extension thereof) and is deemed to be satisfied that the investment is likely to be of net benefit to Canada, the Reviewable Transaction may be completed, subject to additional requirements in the ICA Approval.

However, if the Minister is not satisfied within the applicable review period (including any unilateral or mutually agreed upon extension thereof) that a Reviewable Transaction is likely to be of net benefit to Canada, the Minister is required to send a notice to that effect, advising the investor of its right to make further representations and submit (additional) undertakings within 30 days from the date of such notice or any further period that may be agreed to by the Minister and investor. Within a reasonable time after the expiry of the period for making representations and submitting undertakings, as described above, the Minister will send a notice to the applicant that either the Minister is satisfied that the investment is likely to be of net benefit to Canada or confirming that the Minister is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the Reviewable Transaction may not be implemented.

The Arrangement constitutes a Reviewable Transaction under the Investment Canada Act, and as a result, the Arrangement cannot be completed until the ICA Approval is obtained.

Pursuant to the Arrangement Agreement, the Purchaser submitted its application for review with the Foreign Investment Review and Economic Security Branch of Innovation, Science and Economic Development Canada on February 17, 2026. As of the date of this Circular, the review of the transactions contemplated by the Arrangement Agreement under the Investment Canada Act is ongoing, and the ICA Approval required pursuant to the Arrangement Agreement has not been obtained.

In addition, under Part IV.1 of the Investment Canada Act, certain investments by non-Canadians, including but not limited to Reviewable Transactions, can be made subject to separate review on grounds that the investment could be injurious to national security. Specifically, in the case of a Reviewable Transaction, at any time from when the Minister becomes aware of the transaction until 45 days from the date on which the Minister certifies receipt of the investor’s complete application, the Minister may issue a notice that a national security review may be ordered (a “National Security Notice”) or may make an order subjecting the investment to further national security review (a “National Security Review”).

Where a National Security Review has been ordered, the Minister has 45 days, which can be extended for an additional 45 days, to determine whether the investment would be injurious to national security. The National Security Review is terminated if the Minister determines the investment would not be injurious to national security or would not be injurious to national security because of undertakings given to His Majesty in right of Canada. If the Minister determines that the investment would be injurious to national security or if the Minister is unable to determine whether the investment would be injurious to national security, the Minister must refer the investment to the Governor in Council for a final determination. The Governor in Council then has 20 days to take any measures in respect of the investment advisable to protect national security, including directing the non-Canadian not to implement the investment or authorizing the non-Canadian to make the investment on terms and conditions. If a National Security Notice has been received, the investment cannot be completed unless the investor receives a notice or order authorizing completion. While the above time frames can be extended with the consent of the investor (other than the 20 day period applicable to the Governor in Council’s determination), assuming no additional extensions, the entire period of a National Security Review from the initial filing by the investor until completion of the National Security Review can be as long as 200 days.

In the case of a Reviewable Transaction, where a National Security Review is ordered, the net benefit review may be suspended and recommences only if the Minister determines that the investment is not injurious to national security or the Governor in Council authorizes its completion, as applicable.

Purchaser Governmental Approvals

Receipt by the Zijin of the Purchaser Governmental Approvals, including the PRC Approvals. Accordingly, Zijin has prepared and filed, or will prepare and file, as applicable, all necessary documents, notices, registrations, statements, petitions, filings and applications for the Purchaser Governmental Approvals.

ECOWAS Approvals

Receipt by the Parties of all requisite merger clearance from the regional competition authority of the Economic Community of West African States.

Delisting Matters

The Common Shares are listed and posted for trading on the TSX and on the NYSE under the trading symbol “AAUC”, and the Convertible Debentures are listed on the TSX under the trading symbol “AAUC.DB.U”. Following the Effective Date, the Common Shares and the Convertible Debentures will be delisted from the TSX, and the Common Shares will be delisted from the NYSE.

THE ARRANGEMENT AGREEMENT

The Arrangement Agreement provides for the implementation of the Plan of Arrangement. The following is a summary only of certain provisions of the Arrangement Agreement, as may be amended from time to time, and reference should be made to the full text of the Arrangement Agreement under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the Plan of Arrangement attached as Appendix B of this Circular. This summary does not purport to be complete and may not contain all of the information about the Arrangement Agreement or the Plan of Arrangement that is important to you. Shareholders are encouraged to read the Arrangement Agreement and the Plan of Arrangement in their entirety. Defined terms used in this summary and not otherwise defined have the meaning ascribed to such terms in the Arrangement Agreement.

The Arrangement Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Arrangement Agreement. The Arrangement Agreement contains representations and warranties made by the Company to the Purchaser and representations and warranties made by the Purchaser to the Company. The representations and warranties in the Arrangement Agreement and the description of them in this Circular should not be read alone, but instead should be read in conjunction with the other information contained in the reports, statements and filings under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about the Purchaser, Allied or any of their Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made by Allied to the Purchaser in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties, many of which are qualified by Material Adverse Effect, made by each Party to the other Party. The statements embodied in those representations and warranties were made solely for purposes of the Arrangement Agreement and are subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms.

Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Shareholders or may have been used for the purpose of allocating risk between the Purchaser and Allied rather than establishing matters as facts.

The representations and warranties of Allied relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; certain Board and Special Committee matters; no conflict, required filings and consent; Subsidiaries; compliance with Laws; Authorizations; capitalization; Shareholder and similar agreements; reporting issuer status and stock exchange compliance; U.S. securities law matters; reports; Financial Statements; title; real property; no defaults under Company leases and agreements; personal property; no expropriation; mineral reserves and resources; environmental matters; employment matters; absence of certain changes or events; litigation; Taxes; books and records; registrar and transfer agent; auditors; hedging and derivative transactions; guarantees; insurance; non-arm’s length transactions; Benefit Plans; restrictions on business activities; Material Contracts; anti-corruption; anti-money laundering; NGOs and community groups; modern slavery; brokers, expenses; Intellectual Property; no “collateral benefit”; Credit Facility; and Sanctions.

The representations and warranties of the Purchaser relate to the following matters: organization and qualification; authority relative to the Arrangement Agreement; no conflict; governmental Authorization; litigation; security ownership; sufficient funds; and Sanctions.

Covenants

Allied and the Purchaser have agreed to undertake certain covenants between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Allied Shareholder Approval

The Arrangement Agreement requires Allied to schedule the Meeting as soon as reasonably practicable after the date of the Arrangement Agreement, on a date that is mutually agreed upon by the Parties, each acting reasonably, and in no event will the Meeting be held later than April 14, 2026.

In general, Allied is not permitted to adjourn, postpone or cancel the Meeting without the prior consent of the Purchaser, except as required for quorum purposes (in which case the Meeting shall be adjourned or postponed and not cancelled), by Law or by a Governmental Entity. In addition, if Allied provides notice to the Purchaser that it has received a Superior Proposal (as further discussed under “— Non-Solicitation Covenants” below) less than ten Business Days before the date of the Meeting, Allied may, or the Purchaser may require Allied to, adjourn or postpone the Meeting to a date that is not more than ten Business Days after the scheduled date of the Meeting; provided, however, that the Meeting may not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

Unless the Board has made a Change in Recommendation as permitted under the Arrangement Agreement (as further discussed in “— Non-Solicitation Covenants” below), Allied has agreed to include in this Circular the Board Recommendation, a copy of the Fairness Opinion, a statement that the Board has received the Fairness Opinion and has unanimously determined, after receiving legal and financial advice, that the Consideration to be received by the Shareholders is fair, from a financial point of view, to the Shareholders and that the Arrangement and entry into the Arrangement Agreement is in the best interests of Allied, and statements that each of the Supporting Shareholders has entered into a Voting Support Agreement, pursuant to which, they have agreed, among other things, to vote their Common Shares in favour of the Arrangement Resolution.

Conduct of Business

Allied has undertaken until the Effective Date (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), except as set out in the disclosure letter appended to the Arrangement Agreement, as expressly contemplated or permitted by the Arrangement Agreement, as required by applicable Law or a Governmental Entity, or unless the Purchaser consents in writing, to and to cause each of its Subsidiaries to: (a) in all material respects conduct its and their respective businesses in the ordinary course of business and in accordance with applicable Laws, and (b) use commercially reasonable efforts to preserve intact its and their present business, operations, organization, goodwill, business relationships and assets (including any Authorizations related to the Material Properties, Mineral Rights and Real Property Interests.

Without limiting the generality of the foregoing, Allied has undertaken not to, and to cause each of its Subsidiaries not to, directly or indirectly (subject to certain exceptions and thresholds set out in the Arrangement Agreement):

i.	amend or propose to amend its constating documents or those of its Subsidiaries;

ii.	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class of securities of Allied or any of its Subsidiaries, except for any such action solely between or among Allied and its Subsidiaries or between or among Subsidiaries of Allied;

iii.	issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to any of the foregoing with respect to any Common Shares, equity or voting interests of Allied or any of its Subsidiaries or any options, stock appreciation rights, warrants, calls, conversion or exchange privileges or rights of any kind to acquire (whether on exchange, exercise, conversion or otherwise) any Common Shares or other equity or voting interests of Allied or any of its Subsidiaries, other than as specifically provided in the Arrangement Agreement;

iv.	sub-divide split, combine or reclassify any outstanding Common Shares or other equity securities of Allied or any of its Subsidiaries;

v.	redeem, purchase or otherwise acquire or offer to purchase or otherwise acquire Common Shares or other equity securities of Allied or any of its Subsidiaries, other than purchases of Common Shares in satisfaction of the payment of the exercise price or Tax withholdings upon the exercise or vesting of outstanding Options, DSUs, PSUs, or RSUs in accordance with their respective terms;

vi.	amend the terms of any securities of Allied or its Subsidiaries;

vii.	adopt or propose a plan of liquidation or resolutions providing for the liquidation or dissolution of Allied or any of its Subsidiaries;

viii.	reorganize, amalgamate or merge Allied or its Subsidiaries with any other Person;

ix.	except as specified in the Arrangement Agreement, sell, pledge, lease, dispose of, mortgage, licence, encumber or otherwise transfer or agree to any of the foregoing with respect to assets or interests in its assets or its Subsidiaries (including any interest in the Material Properties, any Real Property Interests, any Mineral Rights, any Authorizations related to the Material Properties or any rights under a Material Contract);

x.	except as specified in the Arrangement Agreement, acquire or agree to acquire, directly or indirectly, any Person, or make any investment or agree to make any investment, directly or indirectly, either by purchase of shares or securities, contributions of capital or loans (other than to Subsidiaries), property transfer or purchase of any property or assets of any other Person;

xi.	except as specified in the Arrangement Agreement, incur any indebtedness for borrowed money, or assume or otherwise become liable, with respect to any indebtedness for borrowed money or guarantees thereof, or issue any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

xii.	make any loan or advance to any Person, other than to Allied or a Subsidiary of Allied;

xiii.	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS;

xiv.	enter into any Contract with respect to the voting rights of the Common Shares or any of the shares or other equity securities of any of its Subsidiaries;

xv.	materially change the business carried on by Allied and its Subsidiaries, as a whole.

xvi.	except as specified in the Arrangement Agreement, make, or commit to make, any capital expenditure;

xvii.	reorganize, amalgamate or merge Allied or its Subsidiaries;

xviii.	establish, invest in, form or operate any partnership or joint venture or limited liability company or similar arrangement with any Person that is not a Subsidiary of Allied;

xix.	except as specified in the Arrangement Agreement, (A) make, change or revoke any material Tax election; (B) settle any material Tax claim, assessment, reassessment, Proceeding or audit (C) amend any material Tax Return; (D) enter into any Tax sharing, Tax related waiver, Tax allocation or Tax indemnification agreement; (E) consent to the extension or waiver of the limitation period applicable to any claim or assessment in respect of any Taxes, (F) make a request for a Tax ruling to any Governmental Entity, or (G) amend or change any of its methods for reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its Tax Returns for the taxation year ended December 31, 2024 and 2025;

xx.	knowingly abandon or fail to diligently pursue any application for any material Authorizations, or knowingly take any action, or fail to take any action, that could lead to the suspension, revocation or limitation of rights under any material Authorizations;

xxi.	reduce the stated capital of the Common Shares or the shares of its Subsidiaries;

xxii.	enter into any agreement that, if entered into prior to the date of the Arrangement Agreement, would have been a Material Contract, or modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release, or assign any material rights or claims thereto or thereunder;

xxiii.	except as specified in the Arrangement Agreement, enter into or terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts (other than normal course gold sales transactions) or other financial instruments or like transaction;

xxiv.	except as specified in the Arrangement Agreement, (i) sell, dispose of or transfer any Real Property Interests or Mineral Rights, or (ii) acquire any interest in any additional real property or mineral rights;

xxv.	enter into any “related party transaction” or agree to provide any “collateral benefit” (each within the meaning of MI 61-101)

xxvi.	except as specified in the Arrangement Agreement, hire or engage any Employee with an annual salary or annual fees for services, as applicable, exceeding certain financial thresholds;

xxvii.	except as specified in the Arrangement Agreement, commence waive, release, assign, compromise or settle any Proceeding or threatened Proceeding;

xxviii.	enter into or amend any Contract with any broker, finder or investment banker in connection with the Arrangement and the transactions contemplated in the Arrangement Agreement;

xxix.	except as required by the terms of the Benefit Plans in effect on the date of the Arrangement Agreement and as specified in the Arrangement Agreement: (A) grant, accelerate, or increase any severance, retention or termination pay to any director or officer of Allied or grant, accelerate, or increase any severance or retention pay to any Employee of Allied or any of its Subsidiaries; (B) grant, accelerate, or increase any payment, bonus, award or other benefits payable to, or for the benefit of, any director or officer of Allied (C) materially increase or agree to increase the coverage, contributions, funding requirements or benefits available under any Benefit Plan or create any new plan which would be considered to be a Benefit Plan once created; (D) increase compensation, bonus levels or other benefits payable to any director or officer of Allied; (E) make any material determination under any Benefit Plan; (F) establish, adopt, enter into, amend or terminate any Benefit Plan; (G) loan or advance money or other property to any current or former director or officer of Allied; or (H) take or propose any action to effect any of the foregoing; or

xxx.	agree to do any of the foregoing;

Further, Allied is required to (A) use commercially reasonable efforts to maintain all Authorizations necessary for the ownership, operation and use of the assets of Allied and its Subsidiaries or otherwise in connection with carrying on the business and operations of Allied and its Subsidiaries in compliance with Laws in full force and effect, (B) use commercially reasonable efforts to keep the Real Property Interests and Mineral Rights in good standing, and (C) use commercially reasonable efforts to manage, administer, enforce and protect the Real Property Interests and Mineral Rights and any related Authorizations required by Law or that are necessary for the ownership, operation and use of the assets of Allied and its Subsidiaries or otherwise in connection with carrying on the business and operations of Allied and its Subsidiaries.

Allied is required to use all commercially reasonable efforts to cause its insurance (or re-insurance) policies maintained by Allied or its Subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, subject to certain exceptions.

Allied and its Subsidiaries are required to (i) use all commercially reasonable efforts to duly and timely file all Tax Returns required to be filed by it on or after the date of the Arrangement Agreement and all such Tax Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and (iii) not take any action contrary to applicable Laws or inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax.

Allied covenants to not take any action or knowingly permit any inaction or enter into any transaction, except in the ordinary course of business or as specifically contemplated in the Arrangement Agreement, that would have the effect of preventing the Purchaser or a Subsidiary of the Purchaser from obtaining a tax cost “bump” in respect of the non-depreciable capital property owned by Allied or a Subsidiary of Allied for the purposes of the Tax Act upon an amalgamation with Allied or such Subsidiary or a winding-up of Allied or such Subsidiary into the Purchaser or a Subsidiary of the Purchaser (or successor by amalgamation to the Purchaser or a Subsidiary of the Purchaser).

Covenants of Allied and Zijin Relating to the Agreement

Each of Allied and the Purchaser covenants and agrees that, other than in connection with obtaining the Regulatory Approvals (which covenants are set out under “Regulatory Approvals” below), it will and, in the case of Allied will cause its Subsidiaries to perform all obligations required to be performed by it under the Arrangement Agreement, co-operate with the other Party in connection therewith, and do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement including:

•	with respect to the Company only, use all commercially reasonable efforts to provide all required notifications and to obtain and maintain: (A) all Key Third Party Consents; and (B) all other third party or other consents, waivers, permits, exemptions, orders, agreements, amendments, confirmations and approvals that are (x) necessary or advisable to be provided or obtained in connection with the Arrangement under any Material Contract to which the Company or any of its Subsidiaries is a party, or (y) required in order to maintain any Material Contract to which the Company or any of its Subsidiaries is a party in full force and effect following completion of the Arrangement, in each case on terms reasonably satisfactory to the Purchaser, and without paying, or committing itself or the Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of the Purchaser;

•	use all commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required or requested by Governmental Entities from such Party relating to the Arrangement or the transactions contemplated in the Arrangement Agreement;

•	use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control, and carry out the terms of the Interim Order and Final Order applicable to it and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement as soon as reasonably practicable and, in any case, prior to the Outside Date;

•	not take any action, refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement, or which would reasonably be expected to, individually or in the aggregate, prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated in the Arrangement Agreement; and

•	upon reasonable consultation with the other Party, use commercially reasonable efforts to: (a) defend all Proceedings against it challenging or affecting the Arrangement Agreement or the transactions contemplated in the Arrangement Agreement; and (b) appeal, overturn or have lifted or rescinded any Order relating to it that would reasonably be expect to prevent or materially impede or delay the consummation of the Arrangement or the other transactions contemplated therein and (iii) appeal or overturn or otherwise have lifted or rendered non-applicable in respect of the Arrangement, any Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Parties from consummating the Arrangement.

Allied Employment Matters

Each of Allied and the Purchaser has acknowledged that the Arrangement will result in a requirement to pay severance payments under the terms of certain of Allied’s employment agreements and the Benefits Plans.

In addition, to the extent not paid pursuant to the terms of the Arrangement Agreement, the Purchaser has agreed, after the Effective Time, to cause Allied and its Subsidiaries and any successor to honour, comply with and pay out the terms of all entitlements and obligations under any employment, indemnification, severance (or a term of similar import), termination or other compensation arrangements and employment and severance obligations of Allied or any of its Subsidiaries.

Equity-Based Incentive Awards and Convertible Debentures

Allied will take all reasonable steps as may be necessary or desirable to facilitate the surrender, settlement, termination and/or cancellation of all outstanding Options, DSUs, PSUs, RSUs and Convertible Debentures in accordance with the terms of the Plan of Arrangement and the Stock Option Plan, DSU Plan, PSU Plan, RSU Plan and Debenture Indenture, as applicable. The Parties acknowledge that the outstanding Options, DSUs, PSUs, RSUs and Convertible Debentures will be treated in accordance with the Plan of Arrangement.

Regulatory Approvals

Each of Allied and the Purchaser covenants and agrees that it will, and will cause its respective Affiliates to, use commercially reasonable efforts to obtain the Regulatory Approvals as promptly as practicable and in any event prior to the Outside Date.

In respect of the Canadian Competition Approval, the Purchaser agreed to file, within fifteen Business Days after the date of the Arrangement Agreement, a submission requesting an Advance Ruling Certificate or, in the alternative, a No Action Letter with the Commissioner.

In respect of the ICA Approval, the Purchaser has agreed to file, within twenty-five Business Days of the date of the Arrangement Agreement, an application for review pursuant to the Investment Canada Act, and the Purchaser will submit its proposed written undertakings within fifteen Business Days of receipt of such initial feedback from the responsible Governmental Entity on its application review.

In respect of the Purchaser Governmental Approvals, the Purchaser agreed to submit or cause to be submitted, as soon as reasonably practicable but in any event within twenty Business Days after the date of the Arrangement Agreement, all appropriate filings, notifications and submissions in order to obtain the Purchaser Governmental Approvals.

Each of Allied and the Purchaser has agreed to, and to cause their respective Subsidiaries to, file, as promptly as practicable but in any event within twenty Business Days after the date of the Arrangement Agreement, any other filings or notifications under any other applicable federal, provincial, state or foreign Law required to obtain any other Regulatory Approvals.

All filing fees (including any Taxes thereon) in respect of any filing made to any Governmental Entity in respect of the Regulatory Approvals, including the Key Regulatory Approvals, will be paid equally by the Parties, provided that the filing fees (including any Taxes thereon) in respect of the Competition Approval, the Purchaser Governmental Approval and certain other Key Regulatory Approvals will be paid by the Purchaser.

Each of Allied and the Purchaser has agreed to use its commercially reasonable efforts to: (a) obtain the Regulatory Approvals at the earliest possible date; (b) respond promptly to any request for additional information or documentary materials made by any Governmental Entity in connection with the Regulatory Approvals; and (c) make such further filings as may be necessary, proper or advisable in connection therewith. With respect to obtaining the Regulatory Approvals, the Parties have undertaken to cooperate with one another, provide such assistance as each other Party may reasonably request in connection with obtaining the Regulatory Approvals and keep the other Parties reasonably informed as to the progress of obtaining the Regulatory Approvals.

Each of Allied and the Purchaser has agreed to use its commercially reasonable efforts to resolve, oppose, lift or rescind or cooperate in resolving, opposing, lifting or rescinding any Order, Law, or Proceeding (whether instituted or threatened) prohibiting or seeking to prohibit, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated under the Arrangement Agreement, so as to allow the Effective Time to occur on or prior to the Outside Date.

In connection with obtaining the ICA Approval, the Purchaser has agreed, to the extent necessary to obtain the ICA Approval, to propose, negotiate, accept, and agree to such undertakings, conditions or commitments, including undertakings, conditions and commitments that, after consummation of the transactions contemplated by the Arrangement Agreement, would limit the freedom of action of, or impose any other requirements on the Purchaser, Allied or any Subsidiary thereof with respect to the operation of Allied or any Subsidiary thereof (collectively, “Terms and Conditions”), provided that such Terms and Conditions are customary for a transaction of this nature.

Certain Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between Allied and the Purchaser in connection with public announcements and communications to Shareholders;

•	cooperation between Allied and the Purchaser in the preparation and filing of this Circular;

•	the Purchaser depositing with the Depositary in escrow sufficient funds to satisfy: (i) the aggregate Consideration payable to the Shareholders; (ii) the Debenture Consideration payable to holders of Convertible Debentures pursuant to the Plan of Arrangement; and (iii) if applicable, the Remaining Company Equity Incentive Payments.

•	access by the Purchaser to certain information about Allied during the period prior to the Effective Time and the Parties’ agreement to keep such information confidential;

•	site visits of Kurmuk from time to time by the Purchaser;

•	customary “tail” policies of directors’ and officers’ liability insurance; and

•	indemnification of directors and officers of Allied and its Subsidiaries in respect of claims arising from facts or events which occurred on or prior to the Effective Time.

Non-Solicitation Covenants

Allied has agreed not to, and to cause its Subsidiaries not to, directly or indirectly, through any Representatives, and will not authorize or permit any such Person to:

•	solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, except as expressly permitted in the Arrangement Agreement;

•	continue, enter into, engage in, or otherwise participate in any discussions or negotiations with any Person in respect of any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, except as expressly permitted by the Arrangement Agreement;

•	make a Change in Recommendation;

•	accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any letter of intent, agreement in principle, agreement, arrangement, commitment, understanding or undertaking relating to any Acquisition Proposal or any inquiry, expression of interest, proposal or offer that would reasonably be expected to constitute or lead to an Acquisition Proposal, except as expressly permitted by the Arrangement Agreement.

Allied has agreed to, and to cause its Subsidiaries and Representatives to, immediately cease and terminate any solicitation, encouragement, discussions, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any Person with respect to any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal.

Allied has agreed to discontinue access to, and disclosure of, its and its Subsidiaries’ confidential information and to request the return or destruction of all confidential information previously provided in connection therewith. Allied has agreed that it will enforce each standstill, confidentiality, non-disclosure, business purpose, use or similar agreement, covenant or restriction to which it or its Subsidiaries is a party and not release any Person from, or waive, amend, suspend, modify or otherwise forbear such Person’s obligations respecting Allied or any of its Subsidiaries thereunder; provided, however, that the Parties acknowledged and agreed that the automatic termination or release of any such standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction in accordance with its terms will not be a breach of the Arrangement Agreement.

If Allied receives or becomes aware of any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or request for copies of, access to, or disclosure of, information relating to Allied or any of its Subsidiaries in connection with any inquiry, expression of interest, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, Allied agreed to promptly notify the Purchaser of such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request. Allied must also keep the Purchaser promptly and fully informed of the material developments and discussions and negotiations with respect to such Acquisition Proposal, inquiry, expression of interest, proposal, offer or request.

If at any time following the date of the Arrangement Agreement, and prior to the Shareholder Approval having been obtained, Allied receives an unsolicited bona fide Acquisition Proposal that did not result from a breach of the Arrangement Agreement, Allied may enter into, participate in, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, and provide the Person making such Acquisition Proposal with copies of, or access to, confidential information regarding Allied and its Subsidiaries, if and only if: (i) the Board first determines, in good faith after consultation with its outside financial and legal advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal (disregarding, for the purposes of such determination, any due diligence or access condition to which such Acquisition Proposal is subject); (ii) the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction with Allied or any of its subsidiaries; (iii) Allied has at all times been, and continues to be, in compliance with the non-solicitation covenants contained in the Arrangement Agreement; and (iv) prior to providing any confidential information, Allied enters into an Acceptable Confidentiality Agreement with such Person, and provides the Purchaser with a true, complete and final copy of the Acceptable Confidentiality Agreement; and (B) any such non-public information will have already been (or will concurrently be) provided to the Purchaser.

If, prior to obtaining Shareholder Approval, Allied receives an Acquisition Proposal that the Board determines, in good faith, constitutes a Superior Proposal, the Board may, subject to compliance with the Arrangement Agreement, make a Change in Recommendation and/or authorize Allied to enter into a written Contract (other than an Acceptable Confidentiality Agreement) with respect to such Superior Proposal (an “Alternative Transaction Agreement”) if all of the following are satisfied:

•	Allied has at all times been, and continues to be, in compliance with the non-solicitation covenants of the Arrangement Agreement;

•	the Person making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing standstill, confidentiality, non-solicitation, non-disclosure, business purpose, use or similar agreement, covenant or restriction with Allied or any of its Subsidiaries;

•	Allied has promptly provided the Purchaser with written notice which will include (A) the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into an Alternative Transaction Agreement with respect to such Superior Proposal and/or to make a Change in Recommendation, together with, (B) written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

•	Allied has provided the Purchaser with a copy of the proposed Alternative Transaction Agreement relating to such Superior Proposal and all supporting materials (including any financing documents) provided to Allied in connection therewith;

•	at least seven Business Days (the “Purchaser Response Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the documentation referred to in the Arrangement Agreement from Allied;

•	if the Purchaser has proposed to amend the terms of the Arrangement Agreement and the Arrangement, the Board will have determined, in good faith, after consultation with its outside financial and legal advisors, that the Acquisition Proposal remains a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the Purchaser; and

•	prior to or concurrently with entering into such Alternative Transaction Agreement, if applicable, Allied terminates the Arrangement Agreement and pays the Termination Amount.

During the Purchaser Response Period, the Purchaser will have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and the Arrangement, including an increase in, or modification of, the Consideration in order for such Acquisition Proposal to cease to be a Superior Proposal. The Board will review any such proposal in consultation with its outside financial and legal advisors and in good faith to determine whether the Purchaser’s proposal to amend the Agreement and the Arrangement would result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal. If the Board determines that such Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Agreement and the Arrangement, it will promptly advise the Purchaser and negotiate in good faith with the Purchaser to enter into an amended agreement with the Purchaser reflecting such proposed amendments and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive modification of any Acquisition Proposal will constitute a new Acquisition Proposal, and the Purchaser will be afforded a new Purchaser Response Period of seven Business Days in respect of each such subsequent Acquisition Proposal.

The Board will promptly reaffirm the Board Recommendation by press release (A) after any Acquisition Proposal that is publicly announced is determined not to be a Superior Proposal or (B) if the Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal no longer being a Superior Proposal.

In circumstances where Allied provides the Purchaser with a Superior Proposal Notice and all required documentation on a date that is less than ten Business Days prior to the Meeting, Allied may, or if and as requested by the Purchaser, Allied must, either proceed with or adjourn or postpone the Meeting to a date that is not more than ten Business Days after the scheduled date of the Meeting, as directed by the Purchaser, provided, however, that the Meeting will not be adjourned or postponed to a date later than ten Business Days prior to the Outside Date.

Nothing contained in the Arrangement Agreement will prohibit the Board or Allied from (i) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal or making any public disclosure or statement that the Board determines in good faith, after consultation with its outside legal advisors, is required to be made under applicable Law or (ii) calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the OBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

Conditions Precedent

The completion of the Arrangement is subject to the satisfaction of the following conditions which may be waived, in whole or in part, with the mutual consent of the Parties:

•	the Arrangement Resolution will have been duly approved by the Shareholders at the Meeting in accordance with the Interim Order and applicable Law;

•	the Interim Order and the Final Order will have been obtained on terms consistent with the Arrangement Agreement and in form and substance acceptable to each of the Purchaser and Allied, acting reasonably, and will not have been set aside or modified in a manner unacceptable to the Purchaser or Allied, each acting reasonably, on appeal or otherwise;

•	no Law or Order will be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Allied or the Purchaser from consummating the Arrangement; and

•	all of the Key Regulatory Approvals will have been obtained on terms acceptable to the Parties, acting reasonably, and will not have been modified or withdrawn prior to the Effective Time.

The obligation of the Purchaser to complete the Arrangement is subject to the fulfillment of the following additional conditions, each of which may be waived by the Purchaser, in whole or in part at any time, in its sole discretion:

•	the representations and warranties of Allied regarding (A) organization and qualification and authority relative to the Arrangement Agreement will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of the Effective Time; (B) Subsidiaries, capitalization and brokers; expenses will be true and correct in all respects as of the date of the Arrangement Agreement and true and correct (other than de minimis inaccuracies) as of the Effective Time as if made at and as of the Effective Time; (C) title and no expropriation will be true and correct in all respects as of the date of the Arrangement Agreement and true and correct in all material respects as of the Effective Time as if made at and as of the Effective Time; and (D) all other matters will be true and correct in all respects as of the date of the Arrangement Agreement, and in all respects (disregarding any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of the Effective Time, except, in the case of representations and warranties as of the Effective Time where the failure to be so true and correct in all respects, individually or in the aggregate, does not constitute a Material Adverse Effect.

•	Allied will have complied in all material respects with its covenants in the Arrangement Agreement;

•	all of the Key Third Party Consents will have been obtained on terms acceptable to the Purchaser, acting reasonably, and each such Key Third Party Consents will not have been modified or withdrawn prior to the Effective Time;

•	no Proceeding will have been commenced against Allied, any of its Subsidiaries or the Purchaser that would cease trade, enjoin, prohibit or impose any limitations on the Purchaser’s ability to acquire, hold, or exercise full right of operation over any Common Shares pursuant to, or upon completion of, the Arrangement, or prohibit, or impose any material limitations on, the ownership or operation by the Purchaser of the business of Allied or any of its Subsidiaries or any material portion of the business or assets of Allied or any of its Subsidiaries’ following completion of the Arrangement

•	Allied will have delivered to the Purchaser a title opinion in respect of each Material Property;

•	since the date of the Arrangement Agreement, there will not have occurred any Material Adverse Effect which has not been cured; and

•	Dissent Rights will not have been exercised (or, if exercised, remain unwithdrawn) with respect to more than 5% of the issued and outstanding Common Shares.

The obligation of Allied to complete the Arrangement is subject to the fulfillment of each of the following additional conditions, each of which may be waived by Allied, in whole or in part at any time, in its sole discretion:

•	the representations and warranties of the Purchaser will be true and correct in all respects as of the date of the Arrangement Agreement and in all respects as of the Effective Time as if made at and as of the Effective Time, except, in the case of representations and warranties as of the Effective Time where the failure to be so true and correct in all respects, individually or in the aggregate, does not materially impede the completion of the Arrangement;

•	the Purchaser will have fulfilled or complied in all material respects with its covenants in the Arrangement Agreement; and

•	the Purchaser will have deposited with the Depositary in escrow sufficient funds to satisfy: (i) the aggregate Consideration payable to the Shareholders; (ii) the Debenture Consideration payable to holders of Convertible Debentures pursuant to the Plan of Arrangement; and (iii) if applicable, the Remaining Company Equity Incentive Payments.

Termination of the Arrangement Agreement

Termination by Allied or the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time by mutual written agreement of the Parties or by either Allied or the Purchaser if:

•	the Effective Time has not occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failures;

•	a final and non-appealable Law or Order has been enacted, made, enforced or amended following the execution of the Arrangement Agreement that remains in effect and makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins any of the Parties from consummating the Arrangement; or

•	Shareholder Approval is not obtained at the Meeting, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations or warranties under the Arrangement Agreement has been the cause of, or resulted in, such failure.

Termination by Allied

The Arrangement Agreement may be terminated prior to the Effective Time by Allied if:

•	the Purchaser breaches any of its representations or warranties or failed to perform any of its covenants or agreements, which breach or failure to perform would cause any condition relating to the Purchaser representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date or is not cured in accordance with the Arrangement Agreement; provided that any Wilful Breach will be deemed to be incapable of being cured, and provided further that Allied is not then in breach of the Arrangement Agreement so as to cause any of the conditions relating to the Company representations, warranties or covenants not to be satisfied; or

•	prior to obtaining the Shareholder Approval, the Board authorizes Allied to enter into an Alternative Transaction Agreement with respect to a Superior Proposal and prior to or concurrent with such termination, Allied pays the Termination Amount in accordance with the Arrangement Agreement.

Termination by the Purchaser

The Arrangement Agreement may be terminated prior to the Effective Time by the Purchaser if:

•	Allied breaches its non-solicitation covenants contained in the Arrangement Agreement in any material respect;

•	Allied breaches any of its representations or warranties or failed to perform any of its covenants or agreements, which breach or failure to perform would cause any condition relating to Allied’s representations, warranties or covenants not to be fulfilled and such conditions are incapable of being satisfied by the Outside Date or is not cured in accordance with the Arrangement Agreement, provided that any Wilful Breach will be deemed to be incapable of being cured, and provided further that the Purchaser is not then in breach of the Arrangement Agreement so as to cause any of the conditions relating to the Purchaser representations, warranties or covenants not to be satisfied;

•	(1) the Board fails to make, or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation (or publicly proposes to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation), (2) the Board accepts, approves, endorses or recommends an Acquisition Proposal (or publicly proposes to do so), (3) the Board takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting if the Meeting is scheduled to occur within such five Business Day period) after the public announcement or disclosure of such Acquisition Proposal, or (4) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the Meeting) after having been requested in writing to do so by the Purchaser, acting reasonably (any action set forth in clauses (1), (2), (3) or (4), a “Change in Recommendation”), or (5) Allied or any of its Subsidiaries accepts, approves, executes or enters into an Alternative Transaction Agreement with respect to a Superior Proposal; or

•	a Material Adverse Effect has occurred after the date of the Arrangement Agreement which is incapable of being cured prior to the Outside Date.

Termination Amount Payable by Allied

Allied is required to pay the Termination Amount to the Purchaser if the Arrangement Agreement is terminated:

•	by the Purchaser due to: (a) the Board failing to make, or withdrawing, amending, modifying or qualifying, in a manner adverse to the Purchaser, the Board Recommendation (or publicly proposing to withdraw, amend, modify or qualify, in a manner adverse to the Purchaser, the Board Recommendation), (b) the Board accepts, approves, endorses or recommends an Acquisition Proposal (or publicly proposes to do so), (c) the Board takes no position or a neutral position with respect to an Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting if the Meeting is scheduled to occur within such five Business Day period) after the public announcement or disclosure of such Acquisition Proposal, or (d) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the Meeting) after having been requested in writing to do so by the Purchaser, acting reasonably, or (e) Allied or any of its Subsidiaries accepts, approves, executes or enters into an Alternative Transaction Agreement with respect to a Superior Proposal;

•	by Allied prior to obtaining the Shareholder Approval, if the Board authorizes Allied to enter into an Alternative Transaction Agreement with respect to a Superior Proposal;

•	by either Party pursuant to a failure to obtain the Shareholder Approval or by the Purchaser due to Wilful Breach or fraud with respect to the Company representations, warranties or covenants under the Arrangement Agreement, in each case only if in such termination event: (A) prior to such termination, a bona fide Acquisition Proposal has been made and publicly announced (and if the Meeting is held, is not withdrawn at least five Business Days prior to the date of the Meeting); and (B) within twelve months following the date of such termination (x) Allied or one or more of its Subsidiaries enters into a definitive agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated (whether or not within the twelve months after such termination of the Arrangement Agreement) or (y) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, provided that the term “Acquisition Proposal” will have the meaning ascribed to such term in Section 1.1 of the Arrangement Agreement except that a reference to “20 per cent” therein will be deemed to be a reference to “more than 50 per cent”; or

•	by the Purchaser pursuant to a breach of a non-solicitation covenant in the Arrangement Agreement in any material respect.

Amendments, Extensions and Waivers

Amendments

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Law, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Shareholders.

Extensions and Waivers

At any time prior to the completion of the Arrangement, either Party may: (a) extend the time for the performance of any of the obligations or other acts of any other Party; (b) waive compliance, except as provided in the Arrangement Agreement, with any agreements of any other Party or the fulfillment of any conditions to its own obligations; or (c) waive inaccuracies in any representations or warranties of any other Party.

Purchaser Guarantee

In the event that the Arrangement Agreement is assigned by the Purchaser to a Permitted Assignee pursuant to the Arrangement Agreement, the Purchaser unconditionally and irrevocably guaranteed in favour of Allied the due and punctual performance (and, where applicable, payment) by the Permitted Assignee (and its successors and permitted assigns) of each of the Purchaser’s obligations and liabilities under the Arrangement Agreement and the Plan of Arrangement.

Payment of Consideration

The Purchaser will, following receipt by the Company of the Final Order but at least one Business Day prior to the Effective Date, provide or cause to be provided to the Depositary sufficient funds, to be held in escrow (on terms and conditions satisfactory to the Company and the Purchaser, each acting reasonably) to satisfy: (i) the aggregate Consideration payable to the Shareholders; (ii) the Debenture Consideration payable to holders of Convertible Debentures; and (iii) the amount, if any, by which the aggregate consideration payable to the holders of Options, DSUs, PSUs and RSUs in accordance with the Plan of Arrangement exceeds amount the Company is reasonably able to pay based on its available funds. On the last Business Day prior to the Effective Date, (or, in respect of the Options, on the Effective Date), the Company will pay: (i) all severance, termination or other compensation payments and employment and severance obligations of Allied or any of its Subsidiaries to its Senior Executives (as defined in the disclosure letter appended to the Arrangement Agreement), in each case in accordance with the terms of the respective Senior Executive’s employment agreements in effect as at the date of the Arrangement Agreement; (ii) cash bonuses for the year ended December 31, 2025 and for the period from January 1, 2026 to the Effective Time as provided for in the Arrangement Agreement; and (iii) the amount of the aggregate consideration payable to the holders of Options, DSUs, PSUs and RSUs that the Company is reasonably able to pay based on its available funds.

RISK FACTORS RELATING TO THE ARRANGEMENT

The following risk factors relating to the Arrangement should be considered by Shareholders in evaluating whether to vote to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the other information contained in or incorporated by reference into this Circular.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied. Failure to complete the Arrangement could negatively impact the market price of the Common Shares.

The Arrangement is subject to certain conditions that are outside the control of Allied and the Purchaser. The Arrangement is conditional upon, among other things, approval of the Arrangement Resolution by Shareholders, receipt of each of the Interim Order and Final Order, receipt of the Key Third Party Consents and Allied and the Purchaser having obtained all government or regulatory approvals required by law, policy or practice, including the Key Regulatory Approvals. There can be no assurance that these conditions will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or regulatory approvals could have an adverse effect on the business, financial condition or results of operations of Allied. If the Arrangement is not completed, the market price of the Common Shares may decline. If the Arrangement is not completed and the Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay consideration for the Common Shares that is equivalent to, or more attractive than, the Consideration payable pursuant to the Arrangement.

The Arrangement Agreement may be terminated by the Parties in certain circumstances.

Each of the Purchaser and Allied has the right to terminate the Arrangement Agreement and the Arrangement in certain circumstances. Accordingly, there can be no assurance that the Arrangement Agreement will not be terminated by either the Purchaser or Allied before the completion of the Arrangement. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

Directors and officers of Allied may have interests in the Arrangement that are different from those of Shareholders generally.

Certain officers and directors of Allied may have interests in the Arrangement that may be different from, or in addition to, the interests of Shareholders. The Board established the Special Committee comprised of independent directors to evaluate the Arrangement and advise the Board on whether the Arrangement is fair and reasonable to Shareholders and is in the best interests of Allied. The Special Committee and the Board each recommended in favour of the Arrangement. Nevertheless, Shareholders should consider these interests in connection with their vote on the Arrangement Resolution, including whether these interests may have influenced Allied’s officers and directors to recommend or support the Arrangement. See “Interests Of Certain Persons In The Arrangement”.

The Termination Amount provided under the Arrangement Agreement if the Arrangement Agreement is terminated in certain circumstances may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, the Company is required to pay a Termination Amount of C$220 million in the event the Arrangement Agreement is terminated in certain circumstances. While the Board has determined that the Termination Amount is reasonable, it may nevertheless discourage other parties from attempting to acquire the Common Shares, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. The Board is also limited in its ability to change its recommendation with respect to arrangement-related proposals. See “The Arrangement Agreement – Termination of the Arrangement Agreement”.

If the Company is unable to complete the Arrangement or if completion of the Arrangement is delayed, there could be an adverse effect on the Company’s business, financial condition, operating results and the price of its Common Shares.

The completion of the Arrangement is subject to the satisfaction of numerous closing conditions, including the approval of the Arrangement Resolution by the Shareholders, receipt of each of the Interim Order and Final Order and Allied, receipt of the Key Third Party Consents and Allied and the Purchaser having obtained all government or regulatory approvals required by law, policy or practice, including the Key Regulatory Approvals. A substantial delay in obtaining satisfactory approvals could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement. If (a) Shareholders choose not to approve the Arrangement, (b) the Company otherwise fails to satisfy, or fails to obtain a waiver of the satisfaction of, the closing conditions to the transaction and the Arrangement is not completed, (c) a Material Adverse Effect has occurred that results in the termination of the Arrangement Agreement, or (d) any legal proceeding results in enjoining the transactions contemplated by the Arrangement, the Company could be subject to various adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement, including, among others, legal, accounting, financial advisory and proxy solicitation and printing fees.

It is not certain the Arrangement will be completed.

As the Arrangement is dependent upon satisfaction of a number of conditions precedent, its completion is uncertain. In response to this uncertainty, the entities which do business with Allied may delay or defer decisions concerning Allied. Any delay or deferral of those decisions by such entities could adversely affect the business and operations of Allied, regardless of whether the Arrangement is ultimately completed.

Similarly, uncertainty may adversely affect Allied’s ability to attract or retain key personnel. In the event the Arrangement Agreement is terminated, Allied’s relationships with business partners, suppliers, employees and other stakeholders may be adversely affected. Changes in such relationships could adversely affect the business and operations of Allied.

While the Arrangement is pending, the Company is restricted from taking certain actions.

The Arrangement Agreement restricts the Company from taking certain specified actions until the Arrangement is completed without the consent of the Purchaser. These restrictions may prevent the Company from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The Arrangement could cause the attention of the Company’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Company. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.

Allied has incurred and expects to continue to incur substantial transaction fees and costs in connection with the proposed Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Allied.

Allied has incurred and expects to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. If the Arrangement is not completed, Allied will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on the Company’s future results of operations, cash flows and financial condition.

Shareholders will no longer hold an interest in the Company following the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Common Shares and will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

The disposition of Common Shares under the Arrangement may be subject to Canadian income tax or other income tax.

The disposition of Common Shares for cash by a Shareholder may be subject to Canadian or other income taxes. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. You should consult your own professional advisors to obtain advice on the income taxes that apply to you.

The Arrangement may have adverse U.S. federal income tax consequences to U.S. Holders under the passive foreign investment company rules.

U.S. Holders should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that Allied is classified as a PFIC for U.S. federal income tax purposes. If Allied is classified for U.S. federal income tax purposes as a PFIC for any year during which a U.S. Holder holds Common Shares, then any gain realized by the holder upon the receipt of the Consideration pursuant to the Arrangement (or any gain realized by the holder upon the receipt of payment for its Common Shares pursuant to the exercise of Dissent Rights) generally will be taxable as ordinary income rather than as capital gain, and an interest charge generally will apply to the amount of such gain treated as deferred under the PFIC rules. The determination of whether Allied is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of Allied’s income, expenses and assets from time to time. For a more detailed discussion of the U.S. federal income tax consequences of the Arrangement under the PFIC rules, including the effect and availability of any tax elections to mitigate or eliminate these adverse tax consequences, please see the discussion under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”.

INTERESTS OF CERTAIN PERSONS IN THE ARRANGEMENT

In considering the recommendation of the Board with respect to the Arrangement Resolution, Shareholders are informed that certain members of the Board and the executive officers of Allied have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Shareholders more generally. All interests of directors and executive officers of Allied in the Arrangement arise solely in connection with their services as directors or officers of Allied, generally arising from the terms of their respective employment agreements and ownership of long-term incentive securities (which are being treated in accordance with their terms and on the same basis as other holders of such securities), and as they are also Shareholders or Debentureholders. As such interests may present them with actual or potential conflicts of interest in connection with the Arrangement, the Special Committee was formed to negotiate and settle the terms of the Arrangement and assess the fairness of the Arrangement and a separate vote will be conducted in which such certain of such directors and officers will not vote.  Along with matters described above under “The Arrangement – Reasons for the Arrangement”, the Board and the Special Committee considered these interests in making their recommendations. See “The Arrangement – Treatment of Long-Term Incentives; – Treatment of Convertible Debentures”; – Employment Agreements” and “The Arrangement – Regulatory and Approvals Matters”.

INFORMATION REGARDING ALLIED

General

The Company was incorporated under the name “Mondavi Ventures Ltd.” on January 14, 2021 under the Business Corporations Act (British Columbia) (“BCBCA”) in connection with a spin-out by ECC Diversified Inc. pursuant to a plan of arrangement under the BCBCA completed on March 22, 2021. On August 31, 2023, the Company was continued to the OBCA, completed a consolidation of its Common Shares on the basis of 62.6308 pre-consolidation Common Shares for one post-consolidation Common Share and changed its name to “Allied Gold Corporation”. On September 7, 2023, the Company completed a reverse takeover transaction (the “RTO”) involving, inter alia, Allied Gold Corp Limited, Allied Gold Corp and Allied Merger Corporation (“AMC”), and the listing of its Common Shares and Convertible Debentures on the TSX, which Common Shares and Convertible Debentures commenced trading on September 11, 2023. The Convertible Debentures are governed by the terms of a convertible debenture indenture dated August 30, 2023 among the Company (then named Mondavi Ventures Ltd.), AMC and Computershare Trust Company of Canada in its capacity as debenture trustee, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. In connection with the closing of the RTO, on September 7, 2023 the Company also completed a vertical short form amalgamation with AMC under section 177 of the OBCA.

The Company’s registered office and head office is located at Royal Bank Plaza, North Tower 200 Bay Street, Suite 2200 Toronto, Ontario M5J 2J3.

Summary Description of the Business

Allied is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project and exploration properties throughout Africa, principally in Mali, Côte d’Ivoire and Ethiopia. Within this structure, Allied’s material properties consist of the following:

•	Sadiola gold mine (80% ownership), located in the Kayes Region of West Mali (the “Sadiola Mine” or “Sadiola”); and

•	Kurmuk gold development project (100% ownership) located approximately 750 km from Addis Ababa in Western Ethiopia (the “Kurmuk Project” or “Kurmuk”).

The Company’s portfolio also includes the following properties, which are being managed as one business unit from a management and administrative perspective, in order to reduce in-country overhead costs associated with its ownership of the two neighboring, but not adjacent properties, sometimes collectively referred to as the Côte d’Ivoire Complex:

•	Bonikro gold mine (89.89% ownership), comprised of two exploitation permits (Bonikro and Hiré) and the two Dougbafla exploration permits, located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Bonikro Mine” or “Bonikro”); and

•	Agbaou gold mine (85% ownership), located approximately 100 km south of Yamoussoukro, Côte d’Ivoire (the “Agbaou Mine” or “Agbaou”).

The Bonikro Mine and Agbaou Mine are currently operated as separate mining operations and do not use common or shared infrastructure.

Share Price Performance

Following the Company's going public transaction in late 2023 and the related initial trading volatility as the share price seasoned, Allied’s shares traded mostly flat through 2024 and underperformed relative to the gold price, the VanEck Junior Gold Miners ETF (“GDXJ”) and its peer group2. This relative underperformance was driven mainly by heightened market sensitivity to jurisdictional risks in the region in which Allied operates, and in the case of Allied in particular, by external risks affecting costs and cash flows from certain assets. This relative underperformance was driven mainly by heightened market sensitivity to jurisdictional risks in the region, particularly in certain jurisdictions in which the Company operates and especially external risks in those jurisdictions affecting costs and cash flows from certain assets. Given the Company’s reliance on cash flows from operations to fund its growth strategy, and the success of the Company being highly dependent on the successful delivery of Kurmuk and the Sadiola expansion, paired with relatively limited trading liquidity, the effect was accentuated, resulting in the share price remaining stagnant throughout the year, while gold, GDXJ and the peer group made of mid-size producers with development projects increased significantly.

2 Peer group includes gold producers with significant development and/or expansion projects: Eldorado Gold Corporation, Fortuna Mining Corp., G Mining Ventures Corp., Orezone Gold Corporation, Perseus Mining Limited, Robex Resources Inc. and West African Resources Limited.

The Company worked to address these issues and implemented actions to improve production, reduce costs, and increase cash flows from operations, while strengthening the balance sheet through non-dilutive financing transactions and an equity offering. Allied also worked on the market liquidity, resulting in index inclusion and improvements to the shareholder register.

Throughout 2025, Allied continued to advance its growth projects, operational optimizations, and exploration plans, which were complemented by timely equity offerings, a NYSE listing, and further improvements in trading liquidity and index inclusion. The strong operational performance and financing strategy led to a material reduction in reliance on cash flows from operations to fund the Company’s growth strategy, as evidenced by cash balances of approximately $480 million by the end of 2025.

All of these factors together led to a material appreciation of the Company’s share price, which increased by over 300% between December 31, 2024 and January 23, 2026, significantly outperforming the gold price, the peer group3 and the GDXJ over the same period, which returned 89%, 205% and 239% respectively. This compares particularly favourably with the applicable peer group3 that have operations and development projects in the same or similar jurisdictions.

Over the period of 6 months preceding the Transaction announcement, Allied’s share price substantially increased, in particular over the last months of 2025 and beginning of 2026, as the Company provided updates on its operational performance, project development and exploration results.

These developments across Allied's portfolio, from enhanced production and cost efficiencies at its operating assets, to the exploration success and the advancement of Kurmuk towards production, and the material strengthening of the Company’s balance sheet, collectively support the significant turnaround and transformational growth achieved since Allied went public in late 2023.

Authorized Capital

Allied’s authorized capital consists of an unlimited number of Common Shares. As of the date of this Circular, 125,881,229 Common Shares were issued and outstanding.

Market for Securities

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “AAUC”, and the Convertible Debentures are listed and posted for trading on the TSX under the symbol “AAUC.DB.U”. Allied is a reporting issuer in each of the provinces and territories of Canada and is subject to the informational reporting requirements under applicable Canadian Securities Laws. On January 23, 2026, the last trading day prior to the announcement that Allied and the Purchaser had entered into the Arrangement Agreement, the closing price of the Common Shares on the TSX was C$41.75.

Dividends

To date, no dividends have been declared by the Company. There are no restrictions in the Company’s articles that prevent the Company from paying dividends. Pursuant to the Arrangement Agreement, the Company is restricted from declaring, setting aide or paying any dividend until the Effective Date. There is no plan or intention of the Company to declare a dividend or alter the dividend policy of the Company.

Trading History

Common Shares - TSX

The following sets out the volume of trading and price range (in C$) of the Common Shares traded or quoted on the TSX under the symbol “AAUC” during the 12-month period preceding February 24, 2026, the last trading day before the date of this Circular:

Period	High (C$)(2)	Low (C$)(2)	Volume (#)
February 2026(1)	$43.21	$42.45	21,135,337
January 2026	$43.56	$30.25	26,266,796
December 2025	$34.58	$28.50	14,638,358
November 2025	$30.00	$20.61	10,577,708
October 2025	$28.76	$20.96	13,519,540
September 2025	$24.70	$19.06	15,898,985
August 2025	$19.40	$15.69	8,445,333
July 2025	$19.32	$17.45	7,883,870
June 2025	$21.59	$17.85	12,803,528
May 2025	$20.00	$5.18	13,375,320
April 2025	$5.98	$4.08	25,435,208
March 2025	$5.26	$4.47	12,163,314
February 2025	$5.03	$4.28	11,583,835

Notes:

(1)	For the period from February 1, 2026 to February 24, 2026. On the last trading day before the date of this Circular, the closing price of the Common Shares on the TSX was C$42.99.

(2)	February 2025-April 2025 reflects pre-consolidation trading prices. Share consolidation completed on a 1 for 3 basis effective May 19, 2025.

Common Shares – NYSE

The following sets out the volume of trading and price range (in US$) of the Common Shares traded or quoted on the NYSE under the symbol “AAUC” during the 12-month period preceding February 24, 2026(1), the last trading day before the date of this Circular:

Period	High (US$)	Low (US$)	Volume (#)
February 2026(2)	$31.80	$31.00	1,678,089
January 2026	$32.06	$22.03	5,935,695
December 2025	$25.06	$20.39	4,086,955
November 2025	$21.49	$14.60	2,911,891
October 2025	$20.49	$14.89	1,708,535
September 2025	$17.78	$13.78	651,330
August 2025	$14.03	$11.44	593,898
July 2025	$14.36	$12.66	132,037
June 2025	$15.66	$13.08	113,272

Notes:

(1)	Common Shares commenced trading on NYSE June 9, 2025.

(2)	For the period from February 1, 2026 to February 24, 2026. On the last trading day before the date of this Circular, the closing price of the Common Shares on the NYSE was US$31.36.

Convertible Debentures – TSX

The following sets out the volume of trading and price range (in C$) of the Convertible Debentures traded or quoted on the TSX under the symbol “AAUC.DB.U” during the 12-month period preceding February 24, 2026, the last trading day before the date of this Circular:

Month	High (C$)	Low (C$)	Volume
February 2026(1)	$198.00	$198.00	56,000
January 2026	$200.00	$148.00	242,500
December 2025	$146.00	$129.00	52,000
November 2025	$121.15	$120.00	76,000
October 2025	$127.00	$120.00	20,000
September 2025	$115.00	$114.50	31,000
August 2025	$105.10	$104.95	43,000
July 2025	-	-	-
June 2025	$105.00	$101.00	61,000
May 2025	$100.00	$96.00	553,000
April 2025	$100.00	$100.00	78,000
March 2025	$100.00	$93.60	11,000
February 2025	-	-	-

Notes:

(1)	For the period from February 1, 2026 to February 24, 2026. On, the last day on which the Convertible Debentures traded on the TSX prior to the date of this Circular, the closing price of the Convertible Debentures on the TSX was C$198.00.

If the Arrangement is completed, the Purchaser will acquire all of the Common Shares and the Allied Securities will be deemed to be assigned and transferred to the Company and cancelled and will be of no further force and effect, all in exchange for payment in accordance with the terms of the Arrangement. As a result, immediately upon completion of the Arrangement, Allied will become a wholly-owned subsidiary of the Purchaser.

The Purchaser intends to have the Common Shares and Convertible Debentures de-listed from the TSX and the Common Shares delisted from the NYSE following the Effective Date. The Purchaser expects to apply to have Allied cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer in Canada as soon as practicable following the Effective Date.

Prior Sales

Other than as noted in the table below under the heading “Information Regarding Allied – Previous Distributions”, no Common Shares have been purchased or sold by Allied during the 12-month period preceding the date of this Circular.

Previous Distributions

The following table sets forth the Common Shares distributed during the 12-month period preceding the date of this Circular:

Date of Issue	Type of Security	Number of Securities	Purchase/Exercise/Deemed Price per Common Share (C$)(8)
February 24, 2026	Common Shares(1)	566,853		$42.87
January 21, 2026	Common Shares(1)	477,344		$40.43
November 24, 2025	Common Shares(1)	691,672		$22.82
October 28, 2025	Common Shares(2)	743,200		$27.35
October 24, 2025	Common Shares(3)	6,400,000		$27.35
September 8, 2025	Common Shares(4)	1,474,882	US$	14.40
September 7, 2025	Common Shares(1)	8,123		$20.83
August 8, 2025	Common Shares(1)	5,375		$16.60
June 23, 2025	Common Shares(5)	34,818		$19.08
May 1, 2025	Common Shares(6)	2,250,000		$5.35
April 22, 2025	Common Shares(7)	15,000,000		$5.35

Notes:

(1)	Issued in connection with the settlement of RSUs.

(2)	Issued pursuant to the exercise of the over-allotment in connection with the October 2025 public offering of Common Shares.

(3)	Issued pursuant to the October 2025 public offering of Common Shares.

(4)	Issued as part of the deferred consideration payable under the terms of the acquisition of the 30% equity interest in Kurmuk held by APM Investment Holdings Ltd. pursuant to an agreement entered into on September 6, 2023.

(5)	Issued pursuant to the departure of an employee.

(6)	Issued pursuant to the exercise of the over-allotment in connection with the April 2025 public offering of Common Shares.

(7)	Issued pursuant to the April 2025 public offering of Common Shares.

(8)	Price per Common Shares for April 22, 2025 and May 1, 2025 issuances shown on a pre-consolidation basis. Share consolidation completed on a 1 for 3 basis effective May 19, 2025.

Securities Held by Directors and Officers

As of the date of this Circular, the directors and officers of Allied and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 15.7% of the outstanding Common Shares. The majority of the Common Shares held by directors and officer of Allied were issued in connection with original founding investments made by certain directors and officers and align the interests of such directors and officers with the interests of other shareholders.

The following table sets out the names and positions of the directors and officers of Allied as of the date of this Circular, the number and percentage of Common Shares owned, or over which control or direction is exercised, by each such director or officer of Allied and, where known after reasonable enquiry, by their respective associates or affiliates:

Name	Common Shares	Percentage
Peter Marrone Chairman and Chief Executive Officer	5,770,804	4.6%
Justin Dibb Vice-Chairman	9,899,810	7.9%
Jason LeBlanc Chief Financial Officer	747,923	0.6%
Sofia Tsakos Chief Legal Officer and Corporate Secretary	721,821	0.6%
Gerardo Fernandez Chief Development Officer	717,382	0.6%
Richard Campbell Chief Human Resource Officer	53,884	<0.1%

Name	Common Shares	Percentage
Johannes Stoltz Chief Operating Officer	85,152	<0.1%
Gwennael Guillen Chief Sustainability Officer	100,181	<0.1%
Don Dudek Chief Exploration Officer	Nil	0%
John Beardsworth Director	72,017	<0.1%
John Begeman Director	37,459	<0.1%
Pierre Chenard Director	107,520	<0.1%
Richard Graff Director	12,692	<0.1%
Daniel Racine Director	1,355,430	1.1%
Jane Sadowsky Director	111,815	<0.1%
Dino Titaro Director	7,492	<0.1%
Oumar Toguyeni Director	929	<0.1%

In addition, Mr. Dibb holds 12,500 Convertible Debentures, representing approximately 11.7% of the outstanding Convertible Debentures.

The Common Shares and Allied Securities held by directors and officers of Allied and their associates and affiliates will be treated in the same manner under the Arrangement as all other holders of the same securities. See “The Arrangement – Description of the Arrangement”.

Material Changes in the Affairs of the Company

Except as described or referred to in this Circular, the directors and officers of the Company are not aware of any material facts concerning the Company securities or of any matter not disclosed in this Circular that has not previously been generally disclosed and that would reasonably be expected to affect the decision of the Shareholders to vote in favour of or against the Arrangement Resolution.

INFORMATION REGARDING THE PURCHASER

The information regarding the Purchaser contained in this Circular has been provided by the Purchaser. Although Allied has no knowledge that would indicate that any statements contained herein taken from or based upon such information provided by the Purchaser expressly for inclusion herein are untrue or incomplete, Allied does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such information.

The Purchaser is a highly credible and leading global mining company with the financial resources necessary to complete the Arrangement and a proven global operating track record. Zijin is listed on the Hong Kong stock exchange and, as of January 23, 2026, had a market capitalization of approximately US$70 billion. It is a leading global gold producer with operations and projects across Central Asia, South America, Oceania and Africa, including key assets such as the Akyem (Ghana), Raygorodok (Kazakhstan), Buriticá (Colombia), Rosebel (Suriname), Aurora (Guyana) and Taldybulak Levoberezhny (Kyrgyzstan) gold mines. Zijin is recognized for its expertise in addressing geological, technical and operational challenges, with strong in-house capacity in exploration, mine construction, operations, processing, smelting and refining gold.  While being an indirect subsidiary of Zijin Mining Group Company Limited, Zijin operates with independent governance as a publicly listed company. Allied considers Zijin’s financial strength and track record make it an ideal partner for the Company’s stakeholders in its operating jurisdictions.

Certain of the directors and officers of the Purchaser reside outside of Canada. It may not be possible for Shareholders to effect service of process within Canada upon the Purchaser or any of the directors and officers of the Purchaser. Shareholders are advised that it may not be possible to enforce judgments obtained in Canada against any Person that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada.

RIGHTS OF DISSENTING SHAREHOLDERS

The Interim Order expressly provides Registered Shareholders with Dissent Rights with respect to the Arrangement. As a result, any Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Arrangement Resolution is adopted) of all, but not less than all, of the Common Shares beneficially held by it in accordance with Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement), if the Shareholder dissents with respect to the Arrangement and the Arrangement becomes effective. It is a condition to completion of the Arrangement in favour of the Purchaser that there will not have been delivered (and not withdrawn) notices of dissent with respect to the Arrangement of more than 5% of the Common Shares.

The following is a summary of Section 185 of the OBCA (as may be modified by the Interim Order and the Plan of Arrangement) relating to the rights of Dissenting Shareholders. The following summary does not purport to be comprehensive with respect to the procedures to be followed by a Registered Shareholder seeking to exercise Dissent Rights with respect to the Arrangement Resolution as provided in the Interim Order and is qualified in its entirety by reference to the full text of the Interim Order, Article 3 of the Plan of Arrangement and Section 185 of the OBCA, which are set forth in Appendix D, Appendix B and Appendix F to this Circular, respectively. The provisions of the OBCA, the Plan of Arrangement and the Interim Order are technical and complex and registered holders of Common Shares who wish to exercise Dissent Rights should consult a legal advisor.

Section 185 of the OBCA provides that a Shareholder may only make a claim under that section with respect to all of the Common Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. One consequence of this provision is that a Shareholder may only exercise the Dissent Rights under Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) in respect of Common Shares that are registered in that Shareholder’s name.

In many cases, Common Shares are beneficially owned by holders, i.e., being Beneficial Shareholders, but are registered either (a) in the name of an Intermediary that the Beneficial Shareholder deals with in respect of such Common Shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a Beneficial Shareholder will not be entitled to exercise Dissent Rights directly (unless the Common Shares are re-registered in the Beneficial Shareholder’s name). A Beneficial Shareholder who wishes to have Dissent Rights exercised in respect of Common Shares held beneficially should immediately contact the Intermediary with whom the Beneficial Shareholder deals in respect of its Common Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Beneficial Shareholder’s behalf (which, if the Common Shares are registered in the name of CDS or any other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Beneficial Shareholder, in which case the Beneficial Shareholder would have to exercise the Dissent Rights directly.

The execution or exercise of a proxy does not constitute a written objection for purposes of the Dissent Rights. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection.

The Interim Order, the Plan of Arrangement and the OBCA require strict adherence to the procedures established therein and failure to adhere to such procedures may result in the loss of all Dissent Rights with respect to the Arrangement Resolution. Accordingly, each Shareholder who desires to exercise rights of dissent should carefully consider and comply with the provisions of Section 185 of the OBCA (as modified by the Interim Order and the Plan of Arrangement) and consult its legal advisors.

Notwithstanding Section 185(6) of the OBCA (pursuant to which a written objection may be provided at or prior to the Meeting), a Dissenting Shareholder who seeks payment of the fair value of its Common Shares is required to deliver a written objection to the Arrangement Resolution to Allied not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the Meeting (or any adjournment or postponement thereof). Such notice must be delivered to the Corporate Secretary at Allied at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2T3, with a copy to Cassels Brock & Blackwell LLP, Bay-Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, email: svoudouris@cassels.com and afitzgerald@cassels.com, Attention: Stephanie Voudouris/Andrea FitzGerald. A vote against the Arrangement Resolution or a withholding of votes does not constitute a written objection. Within 10 days of the Arrangement Resolution being approved by the Shareholders, Allied must so notify the Dissenting Shareholder (unless such Shareholder voted for the Arrangement Resolution or has withdrawn its objection) who is then required, within 20 days after receipt of such notice (or, if such Shareholder does not receive such notice, within 20 days after learning of the approval of the Arrangement Resolution), to send to Allied a written notice containing its name and address, the number of Common Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such Common Shares and, within 30 days after sending such written notice, to send to Allied or its Transfer Agent the appropriate share certificate or certificates. All such notices and deliveries to Allied must be delivered to the Corporate Secretary at Allied at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2T3, with a copy to Cassels Brock & Blackwell LLP, Bay-Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, email: svoudouris@cassels.com and afitzgerald@cassels.com, Attention: Stephanie Voudouris/Andrea FitzGerald.

A Dissenting Shareholder who fails to send to Allied, within the appropriate time frame, a written objection, demand for payment and certificates representing the Common Shares in respect of which the Shareholder dissents forfeits the right to make a claim under Section 185 of the OBCA as modified by the Interim Order and the Plan of Arrangement. Allied’s Transfer Agent will endorse on the share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the certificates to the Dissenting Shareholder.

On sending a demand for payment to Allied, a Dissenting Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of such holder’s Common Shares, notwithstanding anything to the contrary contained in Section 185 of the OBCA, which fair value will be determined as of the close of business on the day before the Arrangement Resolution is adopted, except where:

(a)	the Dissenting Shareholder withdraws the demand for payment before Allied makes an offer to the Dissenting Shareholder pursuant to the OBCA,

(b)	Allied fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws the demand for payment, or

(c)	the proposal contemplated in the Arrangement Resolution does not proceed,

in which case the Dissenting Shareholder’s rights as a Shareholder will be reinstated as of the date the Dissenting Shareholder sent the demand for payment.

Shareholders who duly exercise their Dissent Rights are deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to the Purchaser and if such Dissenting Shareholders:

(a)	ultimately are entitled to be paid fair value for such Common Shares: (i) will be deemed not to have participated in the Plan of Arrangement; (ii) will be entitled to be paid the fair value of such Common Shares, which fair value, notwithstanding anything to the contrary contained in the OBCA, will be determined as of the close of business on the day before the Arrangement Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Common Shares; or

(b)	ultimately are not entitled, for any reason, to be paid the fair value for such Common Shares by the Purchaser, will be deemed to have participated in the Arrangement on the same basis as any non-Dissenting Shareholder.

From and after the Effective Time, in no case is the Purchaser or the Company or any other Person required to recognize a Dissenting Shareholder as a holder of Common Shares or as a holder of any securities of any of the Purchaser, the Company or any of their respective subsidiaries and the names of the Dissenting Shareholders are to be deleted from the Company’s register of holders of Common Shares.

In addition to any other restrictions in the Interim Order and under Section 185 of the OBCA, none of the following will be entitled to exercise Dissent Rights: (i) Optionholders; (ii) holders of RSUs; (iii) holders of DSUs; (iv) holders of PSUs; (v) holders of Convertible Debenture; and (vi) Shareholders who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

If the Plan of Arrangement becomes effective, the Company will be required to send, not later than the seventh day after the later of: (i) the Effective Date; or (ii) the day the demand for payment is received, to each Dissenting Shareholder whose demand for payment has been received, a written offer to pay for such Dissenting Shareholder’s Common Shares such amount as the Company’s board of directors considers fair value thereof accompanied by a statement showing how the fair value was determined.

The Company must pay for the Common Shares of a Dissenting Shareholder within ten days after an offer made as described above has been accepted by a Dissenting Shareholder, but any such offer lapses if the Company does not receive an acceptance thereof within 30 days after such offer has been made.

If such offer is not made or accepted, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the Court to fix the fair value of such Common Shares. There is no obligation of the Company to apply to the Court. If the Company fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Common Shares have not been purchased by the Purchaser will be joined as parties and be bound by the decision of the Court, and the Company will be required to notify each Dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Common Shares of all Dissenting Shareholders who have not accepted an offer to pay. The final order of the Court will be rendered against the Company in favour of each Dissenting Shareholder and for the amount of the Dissenting Shareholder’s Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment.

Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the OBCA (as modified by the Interim Order and the Plan of Arrangement) will be more than or equal to the Consideration offered under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Shareholder’s Common Shares.

Under the OBCA, the Court may make any order in respect of the Arrangement it thinks fit, including a Final Order that amends the Dissent Rights as provided for in the Plan of Arrangement and the Interim Order (although in that case the transaction that is the subject of the Arrangement Resolution may not proceed). In any case, it is not anticipated that additional Shareholder approval would be sought for any such variation.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of fair value of the Dissenting Shareholder’s Common Shares.

Section 185 of the OBCA (as modified by the Plan of Arrangement and the Interim Order) requires strict adherence to the procedures established therein and failure to do so may result in a loss of a Dissenting Shareholder’s Dissent Rights. Accordingly, each Dissenting Shareholder who desires to exercise Dissent Rights should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix F, as modified by the Plan of Arrangement and the Interim Order or should consult with such Dissenting Shareholder’s legal advisor. Any Dissenting Shareholder who desired to exercise Dissent Rights should be aware of consequences under Canadian federal and US federal income tax laws of exercising such Dissent Rights, and that accordingly, shareholders should consult their own tax advisors for advice with respect to the tax consequences to them in respect of any such exercise of Dissent Rights.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a summary of the principal Canadian federal income tax considerations relating to the Arrangement under the Tax Act that generally apply to beneficial owners of Common Shares who, for purposes of the Tax Act, and at all relevant times, hold their Common Shares as capital property and deal at arm’s length with, and are not affiliated with, Allied or the Purchaser (each a “Holder”).

The Common Shares will generally be considered to be capital property to a Holder for purposes of the Tax Act unless such securities are held (or deemed to be held) by the Holder in the course of carrying on a business of trading or dealing in securities, or were acquired (or deemed to be acquired) in one or more transactions considered to be an adventure or concern in the nature of trade. Holders who do not hold their Common Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not apply to a Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules in the Tax Act; (ii) an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) who has entered into, or will enter into, with respect to their Common Shares, a “derivative forward agreement” or a “synthetic disposition arrangement” as those terms are defined in the Tax Act; (vi) that is a partnership for the purposes of the Tax Act; (vii) that has acquired the Common Shares on the exercise of a stock option or pursuant to any other equity-based employment compensation plan; (viii) that is a foreign affiliate of a taxpayer resident in Canada; (ix) who receives dividends on the Common Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (x) that is exempt from tax under Part I of the Tax Act. Any such Holder should consult its own tax advisor with respect to the tax consequences to it of the Arrangement.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for purposes of the Tax Act) or a corporation that does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada and that is, or becomes as part of a transaction or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation, individual, trust, or group of the foregoing that do not deal with each other at arm’s length for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors as to the tax consequences of the Arrangement.

This summary does not address the tax consequences of the Arrangement to holders of Options, DSUs, PSUs, RSUs, or the holders of Convertible Debentures. Any such persons should consult their own tax advisors in this regard.

This summary is based on the facts set out in this Circular, the current provisions of the Tax Act in force on the date hereof, and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that such Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial decision or action nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement. This summary is not intended to be, and should not be construed as, legal or tax advice to any particular person and no representations with respect to the tax consequences to any particular Holder are made. The tax consequences of the Arrangement will vary according to the Holder’s particular circumstances. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Any amount denominated in another currency must be converted into Canadian dollars using the appropriate exchange rate determined in accordance with the Tax Act.

Holders Resident in Canada

The following section of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention and at all relevant times, is or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisor as to whether this election is available or advisable in their particular circumstances.

Disposition of Common Shares

A Resident Holder (other than a Dissenting Resident Holder) who disposes of Common Shares under the Arrangement will generally realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Resident Holder’s Common Shares immediately before the disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses”.

Taxation of Capital Gains or Capital Losses

Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

If the Resident Holder of a Common Share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may, to the extent and under circumstances prescribed by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by such Resident Holder on such share (or on a Common Share for which such share is exchanged or substituted). Similar rules may apply where the Common Shares are owned, directly or indirectly, by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder (including a Dissenting Resident Holder) that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time in a relevant taxation year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

Alternative Minimum Tax

Capital gains realized by a Resident Holder (including a Dissenting Resident Holder) who is an individual or trust (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors for advice respecting the application of the alternative minimum tax rules in their particular circumstances.

Dissenting Resident Holders

A Resident Holder that is a Dissenting Shareholder (a “Dissenting Resident Holder”) will be deemed to have transferred its Common Shares to Allied as of the Effective Time and will receive a cash payment from Allied in respect of the fair value of the Dissenting Resident Holder’s Common Shares.

A Dissenting Resident Holder will be deemed to have received a dividend from Allied equal to the amount, if any, by which the cash payment (other than any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Common Shares held by such Dissenting Resident Holder.

A Dissenting Resident Holder will also be considered to have disposed of such Dissenting Resident Holder’s Common Shares for proceeds of disposition equal to the amount, if any, paid to such Dissenting Resident Holder less (i) an amount in respect of interest, if any, awarded by the court and (ii) the amount of any deemed dividend (as described above). A Dissenting Resident Holder may realize a capital gain (or a capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Common Shares to the Dissenting Resident Holder and any reasonable costs of disposition.

A Dissenting Resident Holder who is an individual (including certain trusts) will be required to include in income any dividend deemed to be received in respect of the Dissenting Resident Holder’s Common Shares and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a “taxable Canadian corporation” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Allied as “eligible dividends” (as defined in the Tax Act). There may be limitations on the ability of Allied to designate dividends as eligible dividends.

A Dissenting Resident Holder that is a corporation will be required to include in income any dividend deemed to be received in respect of the Dissenting Resident Holder’s Common Shares, but generally will be entitled to deduct an equivalent amount in computing its taxable income for the taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to have been received by a Dissenting Resident Holder that is a corporation as proceeds of disposition or a capital gain. Dissenting Resident Holders that are corporations should consult their own tax advisors in this regard.

A “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a tax (refundable in certain circumstances) on dividends received or deemed to be received on the Common Shares to the extent such dividend is deductible in computing the Dissenting Resident Holder’s taxable income for the taxation year.

Interest awarded to a Dissenting Resident Holder by a court will be included in the Dissenting Resident Holder’s income for the purposes of the Tax Act.

Dissenting Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Holders Not Resident in Canada

The following section of the summary is generally applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention at all relevant times, is not, and is not deemed to be, resident in Canada, and does not, and is not deemed to, use or hold Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada (a “Non-Resident Holder”).

Special rules not discussed in this summary may apply to Non-Resident Holders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; or (ii) “authorized foreign banks” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to the Arrangement.

Disposition of Common Shares

Non-Resident Holders will generally not be subject to tax under the Tax Act on any capital gain, or be entitled to deduct any capital loss, realized on the disposition of a Common Share under the Arrangement unless (a) the Common Share is (or deemed to be) “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of the disposition, and (b) the Common Share is not “treaty-protected property” (as defined for the purposes of the Tax Act) of the Non-Resident Holder at the time of the disposition.

Generally, a Common Share will not constitute “taxable Canadian property” to a Non-Resident Holder at the time of disposition provided that such share is listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: 25% or more of the issued shares of any class or series of the capital stock of Allied were owned by or belonged to one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Share was derived, directly or indirectly, from one or any combination of (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), or (d) options in respect of, or interests, in or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, a Common Share may be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act. Non-Resident Holders in respect of whom their Common Shares may constitute taxable Canadian property should consult their own tax advisors in this regard.

Even if the Common Shares are considered to be taxable Canadian property to a Non-Resident Holder, any gain realized on the disposition of such Common Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention (including as a result of the application of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”)) between Canada and the country in which the Non-Resident Holder is resident for purposes of such treaty and in respect of which the Non-Resident Holder is entitled to receive benefits thereunder. Non-Resident Holders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax treaty or convention.

In circumstances where a Common Share constitutes taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Common Shares under the Arrangement is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the tax consequences discussed above under the headings “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Common Shares” and “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” will generally apply.

Non-Resident Holders whose Common Shares are or may be taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder that is a Dissenting Shareholder (a “Dissenting Non-Resident Holder”) will be deemed to have transferred its Common Shares to Allied and will be entitled to receive a cash payment from Allied in respect of the fair value of the Dissenting Non-Resident Holder’s Common Shares. Such Dissenting Non-Resident Holders will generally realize a dividend and capital gain (or a capital loss) in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada– Dissenting Resident Holders”.

The amount of any dividend deemed to be received by a Dissenting Non-Resident Holder will be subject to withholding tax under the Tax Act at the rate of 25% on the gross amount of the dividend unless the rate is reduced under the provisions of an applicable income tax treaty or convention. For example, under the Canada-United States Tax Convention (1980), as amended (the “U.S. Tax Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident in the U.S. for purposes of the U.S. Tax Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Tax Treaty (a “U.S. Resident Holder”) is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% in the case of a U.S. Resident Holder that is a company that beneficially owns, directly or indirectly, at least 10% of the voting stock of Allied.

A Dissenting Non-Resident Holder will also be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount paid to such Dissenting Non-Resident Holder less an amount in respect of interest, if any, awarded by the court and the amount of any deemed dividend. A Dissenting Non-Resident Holder will generally be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Common Shares pursuant to the Arrangement unless the Dissenting Non-Resident Holder is entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI). The taxation of capital gains and capital losses for a Dissenting Non-Resident Holder is generally as discussed above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of Common Shares”.

Interest (if any) awarded by a court to a Dissenting Non-Resident Holder generally should not be subject to withholding tax under the Tax Act, unless such interest is considered “participating debt interest” as defined in the Tax Act.

Dissenting Non-Resident Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations relating to the Arrangement and to the receipt of the Consideration by U.S. Holders (as defined below) pursuant to the Arrangement where such U.S. Holders hold the Common Shares as capital assets within the meaning of Section 1221 of the Code (as defined below). This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”), administrative rulings and court decisions in effect on the date hereof, all of which are subject to change, possibly with retroactive effect, and to differing interpretations. No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences described herein. This discussion is not binding on the IRS or any court, and there can be no assurance that the IRS will not take a contrary position or that such a position would not be sustained by a court. This discussion also assumes that the Arrangement is carried out as described in this Circular and that the Arrangement is not integrated with any other transaction for U.S. federal income tax purposes.

This discussion does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Common Shares. In addition, except as specifically set forth below, this discussion does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Common Shares. The discussion does not constitute tax advice and does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law including:

•	banks, thrifts, mutual funds and other financial institutions;

•	regulated investment companies;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	broker-dealers;

•	tax-exempt organizations and pension funds;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates;

•	U.S. Holders that own, directly, indirectly or constructively, ten percent (10%) or more of the total voting power or total value of all of the outstanding stock of Allied;

•	PFICs or controlled foreign corporations;

•	persons liable for the alternative minimum tax;

•	holders that hold their shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	holders other than U.S. Holders;

•	partnerships or other pass-through entities; and

•	holders, such as holders of Options, who received their shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Common Shares at the time of the Arrangement, that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares at the time of the Arrangement, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A shareholder that is a partnership and a partner (or other owner) in such partnership is urged to consult its tax advisors about the U.S. federal income tax consequences of the Arrangement.

INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ARRANGEMENT IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS.

U.S. Federal Income Tax Consequences of the Receipt of the Consideration Pursuant to the Arrangement

Subject to the tax consequences described below in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”, a U.S. Holder will generally recognize gain or loss equal to the difference, if any, between (i) the U.S. dollar value of the Consideration received pursuant to the Arrangement and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States, and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Common Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Payments Related to Dissent Rights

Subject to the tax consequences described below in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations”, a U.S. Holder that receives a payment for its Common Shares pursuant to the exercise of Dissent Rights will generally recognize gain or loss equal to the difference, if any, between (i) the sum of the U.S. dollar value of the cash received and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares surrendered in exchange therefor. Subject to the rules relating to the receipt of foreign currency and the PFIC rules discussed below, such recognized gain or loss would generally constitute capital gain or loss from sources within the United States, and would constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Dissent Shares exchanged is greater than one year as of the date of the exchange. Certain non-corporate U.S. Holders are entitled to preferential tax rates with respect to net long-term capital gains. The ability of a U.S. Holder to offset capital losses against ordinary income is limited.

Receipt of Foreign Currency

For purposes of determining gain or loss for U.S. federal income tax purposes upon the receipt of Canadian dollars as Consideration in the Arrangement or payments in respect of Common Shares following the exercise of Dissent Rights, a cash basis U.S. Holder will calculate the U.S. dollar value of the cash received by reference to the exchange rate in effect on the date the Canadian dollars are actually or constructively received by the holder, without regard to whether the Canadian dollars are converted into U.S. dollars on such date. A cash basis U.S. Holder that paid Canadian dollars for Common Shares will generally determine its tax basis in the Common Shares by translating the Canadian dollars it paid into U.S. dollars using the exchange rate in effect on the settlement date of the holder’s purchase. If the Canadian dollars received pursuant to the Arrangement are not converted into U.S. dollars on the date of receipt, a cash basis U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value calculated as described above, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will generally be treated as ordinary income or loss. Different rules apply to U.S. Holders who use the accrual method of tax accounting. An accrual basis U.S. Holder may elect to apply the above rules applicable to cash basis U.S. Holders. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Passive Foreign Investment Company Considerations

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. In general, a corporation organized outside the United States is treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

No determination has been made as to whether Allied was a PFIC for its prior taxable years or may be a PFIC for the current taxable year. If Allied was classified as a PFIC in any year during which a U.S. Holder holds Common Shares, it generally will continue to be treated as a PFIC as to such shareholder in all succeeding years, regardless of whether it continues to meet the income or asset test discussed above. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding an interest in a PFIC.

Disposition of Common Shares Pursuant to the Arrangement

Subject to certain elections described below, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of a Common Share, including a disposition pursuant to the Arrangement, in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such share. In the event Allied was classified as a PFIC in any year during which a U.S. Holder holds Common Shares, any such gain generally will be treated as an “excess distribution” as described below. The tax payable by a U.S. Holder on an excess distribution with respect to a share will be determined by allocating such excess distribution rateably to each day of such U.S. Holder’s holding period for such share. The amount of excess distribution allocated to the taxable year of the Arrangement and to any past taxable year prior to the first day of the first taxable year in which Allied was a PFIC will be included as ordinary income for the taxable year of the Arrangement. The amount of excess distribution allocated to any other period included in such U.S. Holder’s holding period cannot be offset by any net operating losses of such U.S. Holder and will be taxed at the highest marginal rates applicable to ordinary income for each such period and, in addition, an interest charge will be imposed on the amount of tax due for each such period. Any such loss generally will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

Qualified Electing Fund Election

The tax consequences described above in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations – Disposition of Common Shares Pursuant to the Arrangement” relating to gain on the disposition of shares in a PFIC generally would not apply if a “qualified electing fund” election (a “QEF election”) were available and a U.S. Holder had validly made such an election as of the beginning of such U.S. Holder’s holding period for the Common Shares. In such event, such U.S. Holder generally would have been required to include in income on a current basis such U.S. Holder’s pro rata share of Allied’s ordinary income and net capital gains in each taxable year in which Allied was a PFIC. A QEF election would only have been available to a U.S. Holder, however, only if Allied provided such U.S. Holder with certain information.

Mark-To-Market Election

The tax consequences relating to excess distributions described above under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations – Disposition of Common Shares Pursuant to the Arrangement” generally will not apply if a “mark-to-market” election was available and a U.S. Holder validly made such an election as of the beginning of such U.S. Holder’s holding period for a Common Share. If such election was made, gain on the disposition of a Common Share pursuant to the Arrangement will not be treated as an excess distribution to such U.S. Holder. Instead, such U.S. Holder generally would have been required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, such Common Share at the end of each taxable year in which Allied was a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such Common Share. A mark-to-market election was available to a U.S. Holder with respect to a Common Share only if such share was considered to be “marketable stock”. Generally, stock is considered to be marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. A class of stock generally is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in Treasury Regulations. The Common Shares are listed on the TSX and on NYSE (symbol: AAUC). Each U.S. Holder is urged to consult its own tax advisor with respect to whether a mark-to-market election was validly made with respect to the Common Shares.

Subject to certain exceptions, a U.S. person who owns an interest in a PFIC generally is required to file an annual report on IRS Form 8621, and the failure to file such report could result in the imposition of penalties on such U.S. person and the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. U.S. Holders are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of the Arrangement under the PFIC rules, including the foregoing filing requirements and the effect of any available QEF election or mark-to-market election, in light of their particular circumstances.

Net Investment Income Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from net gain from the sale, exchange or other disposition of Common Shares, including pursuant to the Arrangement. Each U.S. Holder is urged to consult its own tax advisor regarding the application of this tax.

Backup Withholding and Information Reporting

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of proceeds arising from the sale or other taxable disposition of the Common Shares generally may be subject to information reporting and backup withholding tax, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

INDEBTEDNESS OF OFFICERS AND DIRECTORS OF Allied

No director or executive officer of Allied or any of its subsidiaries, former director or executive officer of Allied or any of its subsidiaries, or any associate of any of the foregoing, (i) has been or is indebted to Allied or any of its subsidiaries, at any time during its last completed fiscal year, or (ii) has had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by Allied or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, to the knowledge of Allied, after reasonable enquiry, no informed person (as defined in Canadian Securities Laws) of Allied, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or in any proposed transaction since the commencement of Allied’s most recently completed fiscal year which has materially affected or would materially affect Allied.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company.

AUDITORS

The auditors of the Company are KPMG LLP, who were first appointed as auditors of the Company on March 26, 2024. KPMG LLP is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also with respect to the Company under all relevant US professional and regulatory standards.

OTHER Information and MATTERS

There is no information or matter not disclosed in this Circular but known to the Company that would be reasonably expected to affect the decision of Shareholders to vote for or against the Arrangement Resolution.

Legal Matters

Certain legal matters in connection with the Arrangement will be passed upon for the Company by Cassels insofar as Canadian legal matters are concerned.

Certain legal matters in connection with the Arrangement will be passed upon for the Purchaser by Fasken Martineau DuMoulin LLP insofar as Canadian legal matters are concerned.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Following the Meeting, the voting results for each item on the form of proxy will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company’s financial information is provided in the Company’s audited annual consolidated financial statements and related management’s discussion and analysis for the most recently completed financial year, and unaudited interim consolidated financial statements and related management’s discussion and analysis which may be viewed on SEDAR+ and EDGAR as noted above. Shareholders may also request copies of these documents, free of charge, by phone at 416-363-4435 or by email at legaltoronto@alliedgold.com.

APPROVAL

The contents of this Circular and its distribution to the Shareholders have been approved by the Board.

DATED the 25th day of February, 2026.

By Order of the Board of Directors

(Signed) Peter Marrone
Peter Marrone
Chairman and Chief Executive Officer

CONSENT OF SCOTIA CAPITAL INC.

DATED: February 25, 2026

To:	The Special Committee of the Board of Directors of Allied Gold Corporation (the “Special Committee”) and the Board of Directors of Allied Gold Corporation

We refer to the written fairness opinion dated January 24, 2026 (the “Fairness Opinion”), which we prepared for the Special Committee and the Board of Directors of Allied Gold Corporation (“Allied”) in connection with the plan of arrangement involving Allied, its securityholders and Zijin Gold International Mining Company Ltd., as described in the management information circular of Allied dated February 25, 2026 (the “Circular”).

We consent to the inclusion of the full text of the Fairness Opinion in Appendix C to the Circular and the summary of the Fairness Opinion and the reference to our firm name and the Fairness Opinion in the Circular.

The Fairness Opinion remains subject to the assumptions, qualifications and limitations contained therein. In providing this consent, Scotia Capital Inc. does not intend that any person other than the Special Committee and the Board of Directors of Allied will rely on the Fairness Opinion.

(Signed) SCOTIA CAPITAL INC.

Appendix A
Arrangement Resolution

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”) of Allied Gold Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated February 25, 2026 of the Company accompanying the notice of meeting, as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement dated January 26, 2026 between the Company and the Zijin Gold International Company Limited, as may be amended from time to time (the “Arrangement Agreement”), is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix B to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

Appendix B
PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means an arrangement of the Company under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement and Section 5.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement, dated as of January 26, 2026, between the Company and the Purchaser (including all schedules thereto), as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Arrangement Resolution” means the special resolution of Shareholders approving the Plan of Arrangement to be considered at the Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic or national holiday in the Province of Ontario or the People’s Republic of China or Hong Kong.

“Certificate of Arrangement” means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company” means Allied Gold Corporation, a corporation existing under the laws of the Province of Ontario.

“Company Equity Incentive Payments” means the aggregate consideration payable to the holders of Options, DSUs, PSUs and RSUs in accordance with Sections 2.3(b), 2.3(d), 2.3(e) and 2.3(f) of this Plan of Arrangement.

“Consideration” means $44.00 per Share.

“Convertible Debentures” means the Company’s 8.75% senior unsecured convertible debentures issued pursuant to the Debenture Indenture.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Debenture Consideration” has the meaning ascribed thereto in Section 2.3(g) of this Plan of Arrangement.

“Debenture Conversion Amount” means the number of Shares, rounded down to the nearest whole number, obtained by dividing the principal amount of a Convertible Debenture by the Debenture Conversion Price.

“Debenture Conversion Price” means the conversion price of the Convertible Debentures as such term is defined in the Debenture Indenture and calculated in accordance with Section 2.4(l) of the Debenture Indenture.

“Debenture Indenture” means the indenture dated August 30, 2023, between the Company and Computershare Trust Company of Canada, as trustee.

“Depositary” means Computershare Investor Services Inc. or any other Person that the Company may appoint to act as depositary for the Shares in relation to the Arrangement with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 278 of the OBCA.

“Dissent Rights” has the meaning ascribed thereto in Section 3.1.

“Dissenting Shareholder” means a registered Shareholder as of the record date of the Meeting who (i) has validly exercised Dissent Rights in strict compliance with Section 3.1 (including the time limits set out therein), (ii) has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, and (iii) is ultimately entitled to be paid the fair value for his, her or its Shares, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“DSUs” means deferred share units issued under the DSU Plan.

“DSU Plan” means the Company’s deferred share unit plan dated September 7, 2023.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency, domestic or foreign; (b) any stock exchange, including the TSX, NYSE, the Hong Kong Stock Exchange and the Shanghai Stock Exchange; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, antitrust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing.

“Illustrative Debenture Conversion Price Calculations” has the meaning given to it has the meaning given to it in Section (h)(ii) of Schedule 3.1.

“Interim Order” means the interim order of the Court pursuant to subsection 182(5) of the OBCA in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common, equitable or otherwise), constitution, treaty, convention, ordinance, by-law, code, rule, regulation, order, injunction, notice, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to Shareholders or holders of Convertible Debentures, as applicable, for use in connection with the Arrangement.

“Lien” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, statutory or deemed trusts, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order and the Arrangement Agreement to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Parties in accordance with the terms of the Arrangement Agreement.

“OBCA” means the Business Corporations Act (Ontario).

“Option Consideration” means, in respect of each Option, an amount in cash equal to the amount (if any) by which the Consideration exceeds the exercise price payable under such Option by the holder thereof to acquire one whole Share.

“Optionholders” means the holders of the Options.

“Options” means outstanding options to purchase Shares granted under the Stock Option Plan.

“Parties” means, collectively, the Company and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, company, corporation, organization, trust, estate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Pre-Closing Company Equity Incentive Payments” means the total amount of the Company Equity Incentive Payments that the Company will pay on the last Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date) pursuant to Section 2.8(b) of the Arrangement Agreement.

“Plan of Arrangement” means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement and Section 5.1 or made upon the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.

“PSUs” means performance share units issued under the PSU Plan.

“PSU Plan” means the Company’s performance share unit plan dated September 7, 2023.

“Purchaser” means, as the context requires, either Zijin Gold International Company Limited, a corporation existing under the Laws of Hong Kong, or any Permitted Assignee (as defined in the Arrangement Agreement).

“Remaining Company Equity Incentive Payments” means the amount, if any, by which the Company Equity Incentive Payments exceeds the Pre-Closing Company Equity Incentive Payments.

“RSUs” means restricted share units issued under the RSU Plan.

“RSU Plan” means the Company’s restricted share unit plan dated September 7, 2023.

“Securities” means, collectively, the Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures.

“Securityholders” means, holders of one or more of the Securities, and Securityholder means any one of them.

“Shareholders” means the holders of the Shares.

“Shares” means the common shares in the authorized share capital of the Company.

“Stock Option Plan” means the Company’s stock option plan, last approved by Shareholders on September 7, 2023.

“Tax Act” means the Income Tax Act (Canada).

“Transfer Agent” means Computershare Investor Services Inc., the registrar and transfer agent for the Shares.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement. Unless stated otherwise, the word “Article” or “Section” followed by a number or letter means and refers to the specified Article or Section of this Plan of Arrangement.

(2)	Currency. All references to dollars or to “$” are references to Canadian dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases, etc. Wherever the word “including”, “includes” or “include” is used in this Plan of Arrangement, it shall be deemed to be followed by the words “without limitation”. The phrase “the aggregate of”, “the total of”, “the sum of” or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(5)	Statutes. Any reference to a statute refers to such statute and all rules, resolutions and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(6)	Date for any Action. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(7)	Time References. References to time herein or in any Letter of Transmittal are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all registered holders and beneficial owners of Shares and Options, DSUs, PSUs, RSUs and Convertible Debentures, including Dissenting Shareholders, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time without any further act or formality required on the part of any of these Persons.

2.3	Arrangement

At the Effective Time, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality on the part of any Person (provided that none of the following shall occur unless all of the following occur):

(a)	each Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for an amount determined in accordance with Article 3, and (i) such Dissenting Shareholder shall cease to be the holder of such Share and to have any rights as a Shareholder from and after the Effective Time, other than the right to be paid the fair value for such Share as set out in Article 3, (ii) the name of such Dissenting Shareholder shall be removed from the register of Shareholders maintained by or on behalf of the Company and (iii) each such Share shall immediately be cancelled and cease to be outstanding;

(b)	each Option that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive from the Company (net of applicable withholdings pursuant to Section 4.3) the Option Consideration (which Option Consideration may be paid by the Company to the holder on the Effective Date) and each such Option shall immediately be cancelled and cease to be outstanding, and (i) the holder of such Option shall cease to be the holder thereof and to have any rights as an Optionholder from and after the Effective Time, other than the right to receive the Option Consideration (net of applicable withholdings pursuant to Section 4.3) to which they are entitled under this Section 2.3(b), provided that where the Option Consideration is zero or a negative amount, such Option shall be cancelled without any consideration or payment therefor and neither the Company nor the Purchaser shall be obligated to pay the holder of such Option any amount in respect of such Option, (ii) such holder’s name shall be removed from the register of Optionholders maintained by or on behalf of the Company, and (iii) the Stock Option Plan and all agreements, certificates and similar instruments relating to each such Option shall be, and shall be deemed to be, terminated and of no further force and effect;

(c)	each Share outstanding immediately prior to the Effective Time (other than a Share held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Purchaser in exchange for the right to receive the Consideration and (i) the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder from and after the Effective Time, other than the right to receive the Consideration in accordance with this Plan of Arrangement; (ii) such holder’s name shall be removed from the register of Shareholders maintained by or on behalf of the Company; and (iii) the Purchaser shall be, and shall be deemed to be, the transferee and the legal and beneficial holder of such Shares (free and clear of all Liens) and shall be, and shall be deemed to be, entered as the registered holder of such Shares in the register of the Shareholders maintained by or on behalf of the Company;

(d)	each DSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time) and each such DSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such DSU shall cease to be holder thereof and to have any rights as a holder of such DSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(d) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of DSUs maintained by or on behalf of the Company, and (iii) the DSU Plan and all agreements, certificates and similar instruments relating to each such DSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(e)	each PSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration multiplied by a multiplier based on share price performance in accordance with the terms of the PSU Plan (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such PSU shall be immediately cancelled and cease to be outstanding, and (i) the holder of such PSU shall cease to be the holder thereof and to have any rights as a holder of such PSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(e) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (ii) such holder’s name shall be removed from the register of PSUs maintained by or on behalf of the Company, and (iii) the PSU Plan and all agreements, certificates and similar instruments relating to each such PSU shall be, and shall be deemed to be, terminated and of no further force and effect;

(f)	each RSU that is outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for the right to receive a cash payment from the Company (net of applicable withholdings pursuant to Section 4.3) equal to the Consideration (which consideration may be paid by the Company to the holder one Business Day prior to the Effective Time), and each such RSU shall be immediately cancelled and cease to be outstanding and (iii) the holder of such RSU shall cease to be the holder thereof and to have any rights as a holder of such RSU from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(f) (to the extent that such consideration is not paid by the Company to the holder one Business Day prior to the Effective Time), (iv) such holder’s name shall be removed from the register of RSUs maintained by or on behalf of the Company, and (v) the RSU Plan and all agreements, certificates and similar instruments relating to each such RSU shall be, and shall be deemed to be, terminated and of no further force and effect; and

(g)	each Convertible Debenture shall be, and shall be deemed to be, transferred by the holder thereof (free and clear of all Liens) to the Company in exchange for a cash payment from the Company in an amount (the “Debenture Consideration”) equal to:

(1)	the product of (A) the Debenture Conversion Amount multiplied by (B) the Consideration; plus

(2)	all accrued and unpaid interest on such Convertible Debenture (as determined in accordance with terms of the Debenture Indenture) up to but excluding the Effective Date,

and each such Convertible Debenture shall immediately be cancelled and cease to be outstanding, and (i) the holder of the Convertible Debenture shall cease to be the holder thereof and to have any rights as a holder of such Convertible Debenture from and after the Effective Time, other than the right to receive the consideration to which they are entitled under this Section 2.3(g), (ii) such holder’s name shall be removed from the register of Convertible Debentures maintained by or on behalf of the Company; and (iii) the Debenture Indenture and all agreements, certificates and similar instruments relating to each such Convertible Debenture shall be, and shall be deemed to be, terminated and of no further force and effect.

ARTICLE 3
RIGHTS OF DISSENT

3.1	Rights of Dissent

Registered Shareholders as of the record date of the Meeting may exercise dissent rights with respect to the Shares held by such holders as of such date (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 185 of the OBCA, as modified by the Interim Order and this Section 3.1; provided that the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company not later than 5:00 p.m. (Toronto time) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who validly exercise their Dissent Rights shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.3(a) and if they:

(a)	ultimately are entitled to be paid fair value for such Shares: (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(a)); (ii) will be entitled to be paid the fair value of such Shares, which fair value, notwithstanding anything to the contrary contained in section 185 of the OBCA, shall be determined as of the close of business, in respect of the Shares, on the day before the Arrangement Resolution was adopted at the Meeting; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Shares shall be deemed to have participated in the Arrangement on the same basis as a non-Dissenting Shareholder of Shares.

3.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize a Dissenting Shareholder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a). In addition to any other restrictions under section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Optionholders; (ii) holders of DSUs; (iii) holders of PSUs; (iv) holders of RSUs; (v) holders of Convertible Debentures; (vi) Shareholders who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares voted in favour of the Arrangement Resolution); and (vii) any Person (including any beneficial owner of Shares) who is not a registered Shareholder.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1	Payment of Consideration

(a)	At least one Business Day prior to the Effective Date, in satisfaction of its payment obligations under this Plan of Arrangement, the Purchaser shall, in accordance with the Arrangement Agreement, deposit, or cause to be deposited, with the Depositary, sufficient funds to satisfy: (i) the aggregate Consideration payable to Shareholders; (ii) the aggregate Debenture Consideration payable to holders of Convertible Debentures pursuant to Section 2.3; and (iii) if applicable, the Remaining Company Equity Incentive Payments.

(b)	One Business Day prior to the Effective Date (or, in respect of the Options, on the Effective Date), the Company shall pay (or cause to be paid) the Pre-Closing Company Equity Incentive Payments, net of applicable withholdings pursuant to Section 4.3, to the applicable holders of Options, DSUs, PSUs and RSUs, pursuant to Section 2.3 either (i) pursuant to the normal payroll practices and procedures of the Company, or (ii) by cheque, wire or other form of immediately available funds (delivered to such holder as reflected on the register maintained by or on behalf of the Company in respect of such Securities).

(c)	Upon surrender to the Depositary for cancellation of a certificate, if any, which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(b) together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder the Consideration, including a cheque, wire or other form of immediately available funds representing the cash Consideration which such holder has the right to receive under this Plan of Arrangement for such Shares less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by Section 4.1(c), each certificate that immediately prior to the Effective Time represented Shares (other than Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in Section 4.1(c), less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(e)	Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

(f)	No holder of Shares, Options, DSUs, PSUs, RSUs or Convertible Debentures shall be entitled to receive any consideration with respect to such Securities, other than any cash payment to which such holder is entitled to receive in accordance with Section 2.3 and Section 4.1(c) and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, including a cheque, wire or other form of immediately available funds for the Consideration that such Shareholder has the right to receive in accordance with Section 2.3 and such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Withholding Rights

The Purchaser, the Company and the Depositary, as applicable, shall be entitled to deduct and withhold, or direct any other Person to deduct and withhold or direct any other Person to deduct and withhold on their behalf, from any amount otherwise payable, issuable or otherwise deliverable to any Person under this Plan of Arrangement (including any payment to Securityholders or Dissenting Shareholders), such amounts as the Purchaser, the Company or the Depositary, as applicable, determines, acting reasonably, are required to be deducted or withheld from such amount otherwise payable or otherwise deliverable under the Tax Act or any provision of any other Law. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or otherwise deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid or delivered to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

4.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

4.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Options, DSUs, PSUs, RSUs and Convertible Debentures issued or outstanding at or prior to the Effective Time, (b) the rights and obligations of the Securityholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Options, DSUs, PSUs, RSUs or Convertible Debentures shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5
AMENDMENTS

5.1	Amendments to Plan of Arrangement

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that, except as otherwise permitted in this Section 5.1, each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) if made following the Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to Securityholders if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to Securityholders if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and which is not adverse to the economic interest of any then Securityholder.

(a)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(b)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Shareholders voting in the manner directed by the Court.

(c)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and which is not adverse to the economic interest of any then former Securityholder.

ARTICLE 6
FURTHER ASSURANCES

6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Appendix C
Fairness Opinion

See attached.

Scotia Capital Inc.
Global Corporate & Investment Banking
40 Temperance Street, 6th Floor
Toronto, ON M5H 0B4

January 24, 2026

The Special Committee of

the Board of Directors and the Board of Directors

Allied Gold Corporation

200 Bay Street

Royal Bank Plaza, North Tower

Suite 2200

Toronto, Ontario

M5J 2J3

To the Special Committee of the Board of Directors and the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understand that Allied Gold Corporation (the “Company”) and Zijin Gold International Company Limited (the “Acquirer”) propose to enter into an agreement to be dated January 26, 2026 (the “Arrangement Agreement”), pursuant to which, among other things, the Acquirer will acquire all of the issued and outstanding common shares (the “Shares”) of the Company pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Ontario).

Under the terms of the Arrangement, at closing, holders of the Shares (each a “Shareholder”) will be entitled to receive C$44.00 in cash for each Share held (the “Consideration”). The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular of the Company (the “Circular”), which will be mailed to Shareholders in connection with the Arrangement. We have been retained to provide financial advice and assistance to the special committee (the “Special Committee”) of the board of directors of the Company (the “Board of Directors”) in evaluating the Arrangement, including providing our opinion (the “Opinion”) to the Special Committee and the Board of Directors as to the fairness, from a financial point of view, of the Consideration to be received pursuant to the Arrangement to the Shareholders.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of the Opinion.

Engagement of Scotia Capital

The Company initially contacted Scotia Capital regarding a potential advisory assignment on December 11, 2025. Scotia Capital was formally engaged by the Company as a financial advisor to the Special Committee pursuant to an engagement letter dated January 14, 2026 (the “Engagement Letter”). Under the terms of the Engagement Letter, the Company has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, including rendering the Opinion. The fee that Scotia Capital will receive for its advisory services is not contingent upon the completion of the Arrangement or the conclusion of an opinion. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

Subject to the terms of the Engagement Letter, Scotia Capital consents to the inclusion of the Opinion in its entirety and a summary thereof in the Circular, and to the filing of the Opinion and a summary thereof in the Circular by the Company, as necessary, with the applicable securities commissions, stock exchanges and other similar regulatory authorities in Canada and the United States.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group, one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider or affiliate (as those terms are defined in the Securities Act (Ontario) (the “Act”)) of the Company, the Acquirer, or any of their respective affiliates (collectively, the “Interested Parties”).

Neither Scotia Capital nor any of its affiliates has been engaged to provide any financial advisory services, nor has Scotia Capital or any of its affiliates participated in any financing involving the Interested Parties within the past two years other than pursuant to the Engagement Letter.

There are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scotia Capital and certain of our affiliates act as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, they may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which they receive compensation. As investment dealers, Scotia Capital and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to their clients on investment matters, including with respect to one or more of the Interested Parties, or with respect to the Arrangement.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Arrangement Agreement dated January 23, 2026 and a draft of the schedules thereto, including the plan of arrangement;

2.	a draft of the form of Voting and Support Agreement with each of the directors and senior officers of the Company dated January 23, 2026;

3.	audited annual financial statements of the Company and management’s discussion and analysis related thereto for the fiscal years ended December 31, 2023 and 2024;

4.	unaudited interim financial statements of the Company and management’s discussion and analysis related thereto for the three-month and nine-month periods ended September 30, 2025;

5.	the notice of annual meeting of the Shareholders and the management information circular of the Company for the meeting held on May 8, 2025;

6.	certain other securities regulatory filings of the Company;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company;

8.	internal financial, operating and corporate information or reports of the Company;

9.	discussions with senior management of the Company with respect to financial forecasts, estimates and budgets and various risks relating to existing mines and development projects, the Company’s long-term prospects and other issues and matters considered by us to be relevant;

10.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

11.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

12.	third party expert reports, such as technical reports, relating to the Company;

13.	reports published by equity research analysts and industry sources we considered relevant;

14.	historical market prices and trading activity for the Shares;

15.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of the Company (the “Company Certificate”) as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

16.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by the Company to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the business, plans, financial condition and prospects of the Company. Furthermore, Scotia Capital has not assumed any obligation to conduct, and has not conducted, any physical inspection of the properties or facilities of the Company or its subsidiaries. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by the Company and its advisors with respect to such matters.

Senior officers of the Company have represented to Scotia Capital in the Company Certificate, among other things, that:

(a)	with the exception of budgets, forecasts, projections or estimates referred to in paragraph (d) below, the financial and other information, data, documents, advice, opinions, representations and other material supplied or otherwise made available to, Scotia Capital orally by, or in the presence of, an officer, director or employee of the Company or any of its subsidiaries, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus Exemptions) or any of their representatives in connection with Scotia Capital’s engagement (collectively the “Supplied Information”), in respect of the Company or any of its subsidiaries, was at the date the Supplied Information was provided to Scotia Capital, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act);

(b)	since the dates on which the Supplied Information was provided or made available to Scotia Capital, except as disclosed in writing to Scotia Capital, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries;

(c)	except as disclosed in writing to Scotia Capital, no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have, to the best of their knowledge, information and belief, a material effect on the Opinion;

(d)	any portions of the Supplied Information that constitute budgets, forecasts, projections or estimates (i) were prepared using the assumptions and judgments identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonable in the circumstances, and (ii) are not, in the reasonable belief of management of the Company, misleading in any material respect; and

(e)	there have been no valuations (including any “prior valuations” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions) or appraisals relating to the Company or any of its subsidiaries or any of their respective securities or material assets or liabilities that have been prepared in the two year period preceding the date hereof and which have not been disclosed in writing to Scotia Capital.

In preparing the Opinion, Scotia Capital made several assumptions, including that (i) the executed Arrangement Agreement (including the schedules thereto) and Support Agreements will not differ in any material respect from the drafts that we reviewed, (ii) that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses, (iii) the representations and warranties in the Arrangement Agreement are true and correct as of the date hereof, and (iv) any governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on the contemplated benefits expected to be derived from the Arrangement.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and its subsidiaries, as they were reflected in the Information and as they have been represented to Scotia Capital in discussions with management of the Company and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Arrangement.

The Opinion has been provided for the sole use and benefit of the Special Committee and the Board of Directors (in their capacity as directors of the Company) in connection with, and for the purpose of, their consideration of the Arrangement and may not be used or relied upon by any other person (including, without limitation, securityholders, creditors or other constituencies of the Company) or for any other purpose. The Opinion was not intended to be, and does not constitute, a recommendation to the Special Committee or the Board of Directors as to whether they should recommend or approve the Arrangement Agreement or to any securityholder of the Company as to how such securityholder should vote or act with respect to the Arrangement or otherwise. The Opinion does not address in any manner the prices at which the Company’s securities will trade at any time. The Opinion does not address the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to the Company or the Company’s underlying business decision to effect the Arrangement.

Scotia Capital has not been asked to opine on, nor does it offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement. In addition, the Opinion does not address the fairness of the Consideration to any person who validly exercises the right of dissent of such person in respect of the Arrangement. In carrying out its engagement, Scotia Capital was not authorized to solicit and did not solicit, interest from any other party with respect to the acquisition of the Company or any other business combination or other transaction involving the Company or its assets, nor did Scotia Capital negotiate with any party in connection with any such transaction.

Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or any of its subsidiaries, and the Opinion should not be construed as such.

The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect or if there is any material change affecting the Opinion, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness and Analysis

In considering the fairness of the Consideration under the Arrangement from a financial point of view to the Shareholders, Scotia Capital principally considered and relied upon, among other things, the following: (i) a comparison of the Consideration to the results of an analysis of publicly traded peers deemed comparable to the Company and precedent transactions; and (ii) a comparison of the Consideration to the results of a discounted cash flow analysis of the Company.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders, other than those Shareholders whose votes are required to be excluded pursuant to Section 8.1(2) of MI 61-101.

Yours very truly,

SCOTIA CAPITAL INC.

Appendix D
Interim Order

See attached.

Court File No. CL-26-00000063-0000 ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST THE HONOURABLE ) WEDNESDAY, THE 25TH ) JUSTICE CAVANAGH ) DAY OF FEBRUARY, 2026 IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED AND RULES 14.05(2), 14.05(3)(f), AND 14.05(3)(g) OF THE RULES OF CIVIL PROCEDURE AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALLIED GOLD CORPORATION, ITS SECURITYHOLDERS, AND ZIJIN GOLD INTERNATIONAL COMPANY LIMITED ALLIED GOLD CORPORATION Applicant INTERIM ORDER THIS MOTION made by the Applicant, Allied Gold Corporation (“Allied Gold”) for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended, (the “OBCA”) was heard via Zoom videoconference call. ON READING the Notice of Motion, the Notice of Application issued on February 17, 2026 and the affidavit of Sofia Tsakos sworn February 23, 2026 (the “Tsakos Affidavit”), including the Plan of Arrangement, which is attached as Appendix “B” to the draft management information circular (the “Circular”) of Allied Gold, which is attached as Exhibit “A” to the Tsakos Affidavit, and on hearing the submissions of counsel for Allied Gold and counsel for Zijin Gold International Company Limited (“Zijin Gold”), and on being advised that the Director appointed under the OBCA (the “Director”) does not consider it necessary to appear,

-2- Definitions 1. THIS COURT ORDERS that all capitalized terms used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein. The Meeting 2. THIS COURT ORDERS that Allied Gold is permitted to call, hold and conduct a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Allied Gold (the “Common Shares”), to be held in-person at 11:00 a.m. (Toronto time) on March 31, 2026, subject to any adjournment or postponement thereof, in order for the Shareholders to among other things, consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the “Arrangement Resolution”). 3. THIS COURT ORDERS that the Meeting shall be called, held, and conducted in accordance with the OBCA, the notice of special meeting of Shareholders, which accompanies the Circular (the “Notice of Meeting”) and the articles and by-laws of Allied Gold, subject to what may be provided hereafter and subject to further order of this Court. 4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice of, and to vote at, the Meeting shall be the close of business on February 23, 2026. 5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) all Registered Shareholders as of the close of business on the Record Date and duly appointed proxyholders; (b) the officers, directors, auditors, and advisors of Allied Gold;

-3- (c) representatives and advisors of Zijin Gold; (d) the Director; and (e) other persons who may receive the permission of the Chair of the Meeting. 6. THIS COURT ORDERS that Allied Gold may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting. Quorum 7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Allied Gold and that the quorum at the Meeting shall be at least two persons present at the Meeting or by proxy, holding or representing in the aggregate not less than 33% of the total number of votes attaching to all shares carrying the right to vote at the Meeting. Amendments to the Arrangement and Plan of Arrangement 8. THIS COURT ORDERS that Allied Gold is authorized to make, subject to the terms of the Arrangement Agreement, the Plan of Arrangement and paragraph 9, below, such amendments, modifications, or supplements to the Arrangement and the Plan of Arrangement as it may determine, without any additional notice to the Shareholders or others entitled to receive notice under paragraphs 12, 13, and 14 hereof provided same are to correct clerical errors, are non-material/would not if disclosed, reasonably be expected to affect a Shareholders’ decision to vote, or are authorized by subsequent Court Order, and the Arrangement and Plan of Arrangement, as so amended, modified, or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications, or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

-4- 9. THIS COURT ORDERS that, if any amendments, modifications, or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraphs 12, 13, and 14 which would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Allied Gold may determine. Amendments to the Circular 10. THIS COURT ORDERS that Allied Gold is authorized to make such amendments, revisions, and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 12, 13, and 14. Adjournments and Postponements 11. THIS COURT ORDERS that Allied Gold, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Allied Gold may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements. Notice of Meeting 12. THIS COURT ORDERS that, subject to the extent section 262(4) of the OBCA is applicable, in order to effect notice of the Meeting, Allied Gold shall send or cause to be sent the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy or voting instruction form as applicable, and the letters of transmittal, along with such amendments

-5- or additional documents as Allied Gold may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (“the “Meeting Materials”) as follows: (a) to the registered Shareholders at the close of business on the Record Date, at least twenty-one days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods: (i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Allied Gold, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Allied Gold; (ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or (iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Allied Gold, who requests such transmission in writing and, if required by Allied Gold, who is prepared to pay the charges for such transmission; (b) to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer; (c) to the directors and auditors of Allied Gold and to the Director appointed under the OBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic

-6- transmission, at least twenty-one days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, and that compliance with this paragraph shall constitute sufficient notice of the Meeting. 13. THIS COURT ORDERS that Allied Gold is hereby directed to distribute the Circular to the holders of Options, DSUs, PSUs, RSUs and Convertible Debentures (“Allied Securities”) by any method permitted for notice to the Shareholders as set forth in paragraphs 12(a) or 12(b) hereof or by electronic transmission, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Allied Gold or its registrar and transfer agent, or on the register maintained by the trustee (the “Trustee”) under the indenture (the “Indenture”) governing the Convertible Debentures, in each case, at the close of business on the Record Date. For greater clarity, in respect of the Convertible Debentures, in addition to the methods permitted by paragraph 12 and this paragraph hereof, Allied Gold may distribute the Circular to holders of Convertible Debentures by providing the Circular to the Trustee so that the Trustee may effect the distribution, and may otherwise cause the distribution of the Circular in accordance with the terms of the Indenture. 14. THIS COURT ORDERS that in the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials in accordance with the terms hereof, the issuance of a news release containing details of (i) the date, time and place of the Meeting, (ii) steps that may be taken by the Shareholders to deliver or transmit proxies by delivery, internet voting or telephone, and (iii) that the Circular will be provided by electronic mail or by courier upon request made by a Shareholder, and subject to further order of this Court, shall constitute sufficient notice of the Meeting and shall satisfy applicable requirements of the OBCA. 15. THIS COURT ORDERS that accidental failure or omission by Allied Gold to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to

-7- receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Allied Gold, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Allied Gold, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances. 16. THIS COURT ORDERS that Allied Gold is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials as Allied Gold may determine in accordance with the terms of the Arrangement Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Allied Gold may determine. 17. THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraphs 12, 13, and 14 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12, 13, and 14 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9 above. Solicitation and Revocation of Proxies 18. THIS COURT ORDERS that Allied Gold is authorized to use the voting instruction forms, forms of proxies, and letters of transmittal substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Allied Gold may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Allied Gold is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees,

-8- and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Allied Gold may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by the Shareholders, if Allied Gold deems it advisable to do so. 19. THIS COURT ORDERS that the Shareholders shall be entitled to revoke their proxies in accordance with section 110(4) and 110(4.1) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA must be delivered (i) to the Transfer Agent at any time up to and including the deadline for submission of proxies for the Meeting (or any adjournment or postponement thereof) as indicated in the Notice of Meeting and form of proxy, or (ii) to the scrutineers of the Meeting, addressed to the attention of the Chair of the Meeting, prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof. Voting 20. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be those Shareholders who hold Common Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes, and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution. 21. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Common Share held. In order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by:

-9- (a) an affirmative vote of not less than 662/3% of the votes cast in respect of the Arrangement Resolution at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (b) an affirmative vote of not less than a simple majority of the votes cast in respect of the Arrangement Resolution at the Meeting by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Common Shares held by any Shareholder excluded for the purposes of complying with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Such votes shall be sufficient to authorize Allied Gold to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court. 22. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Allied Gold (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Common Share held. Dissent Rights 23. THIS COURT ORDERS that each Registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Allied Gold in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Allied Gold at Royal Bank

-10- Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario M5J 2T3, with a copy to Cassels Brock & Blackwell LLP, Bay-Adelaide Centre, North Tower, 40 Temperance Street, Toronto, Ontario M5H 0B4, email: svoudouris@cassels.com and afitzgerald@cassels.com, Attention: Stephanie Voudouris/Andrea FitzGerald, not later than 5:00 p.m. (Toronto time) on the date that is two Business Days immediately preceding the Meeting (or any adjournment or postponement thereof), and must otherwise strictly comply with the requirements of the OBCA. For purposes of these proceedings, the “court” referred to in section 185 of the OBCA means this Court. 24. THIS COURT ORDERS that, consistent with section 185(4) of the OBCA, Allied Gold shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution, for the Common Shares held by the Registered Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Shareholders may be entitled pursuant to the terms of the Plan of Arrangement. 25. THIS COURT ORDERS that any Shareholder who duly exercises such Dissent Rights set out in paragraph 23 above and who: (a) is ultimately determined by this Court to be entitled to be paid fair value for his, her or its Common Shares, shall be deemed to have transferred those Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests, or security interests to Allied Gold in consideration for a payment of cash from Allied Gold equal to such fair value; or (b) is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its Common Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Shareholder;

-11- but in no case shall Allied Gold, Zijin Gold, or any other person be required to recognize such Shareholders as holders of Common Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Allied Gold’s register of Shareholders at that time. Hearing of Application for Approval of the Arrangement 26. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Allied Gold may apply to this Court for final approval of the Arrangement. 27. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular in accordance with paragraphs 12, 13, and 14 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 28. 28. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Allied Gold, with a copy to counsel for Zijin Gold, as soon as reasonably practicable, and, in any event, by no later than 5:00 p.m. on the last Business Day that is two Business Days immediately before the hearing of this Application at the following addresses: Cassels Brock & Blackwell LLP Suite 3200, Bay Adelaide Centre – North Tower 40 Temperance Street Toronto, Ontario M5H 0B4 Stephanie Voudouris LSO #: 65752M Tel: 416.860.6617 svoudouris@cassels.com Fasken Martineau Dumoulin LLP 333 Bay Street, Suite 2400 Bay Adelaide Centre - P.O. Box 20 Toronto, ON M5H 2T6 Brad Moore LSO#: 47880A Tel: 416.865.4550 bmoore@fasken.com

-12- 29. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be: (i) Allied Gold; (ii) Zijin Gold; (iii) the Director; and (iv) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order, and the Rules of Civil Procedure. 30. THIS COURT ORDERS that any materials to be filed by Allied Gold in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court. 31. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 28 shall be entitled to be given notice of the adjourned date. Service and Notice 32. THIS COURT ORDERS that the Applicant and its counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to the Shareholders, holders of Allied Securities, creditors, or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in

-13- satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SOR/DORS). Precedence 33. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing, or collateral to the Common Shares, the Allied Securities, or the articles or by-laws of Allied Gold, this Interim Order shall govern. Extra-Territorial Assistance 34. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory, or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory, or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order. Variance 35. THIS COURT ORDERS that Allied Gold shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct. Enforceability 36. THIS COURT ORDERS that this Interim Order is effective and enforceable once signed without any further need for entry and filing. JUSTICE CAVANAGH

Court File No. CL-26-00000063-0000 IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING ALLIED GOLD CORPORATION. et. al. Applicant ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST PROCEEDING COMMENCED AT TORONTO INTERIM ORDER CASSELS BROCK & BLACKWELL LLP Suite 3200, Bay Adelaide Centre – North Tower 40 Temperance Street Toronto, ON M5H 0B4 Stephanie Voudouris LSO#: 65752M Tel: 416.860.6617 svoudouris@cassels.com Laura Cloutier LSO#: 89358R Tel: 416.860.6470 lcloutier@cassels.com Lawyers for the Applicant Allied Gold Corporation

Appendix E
Notice of Application

See attached.

Electronically issued / Délivré par voie électronique : 17-Feb-2026 Court File No./N° du dossier du greffe: CL-26-00000063-0000
Superior Court of Justice - Toronto - Commercial List / Cour supérieure de justice

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

ALLIED GOLD CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the Applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing
☐ In person
☐ By telephone conference
☒ By video conference

at 330 University Avenue, Toronto, before a judge presiding over the Commercial List, on April 2, 2026 at 10:30 a.m. or as soon after that time as the matter can be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the *Rules of Civil Procedure*, serve it on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicant's lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

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IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date ____________________ Issued by ______________________________________

Local Registrar

Address of court office: Superior Court of Justice
330 University Avenue, 9th Floor
Toronto ON
M5G 1R7

TO: **ALL HOLDERS OF COMMON SHARES, OPTIONS, DEFERRED SHARE UNITS, RESTRICTED SHARE UNITS, PERFORMANCE SHARE UNITS AND CONVERTIBLE DEBENTURES OF ALLIED GOLD CORPORATION**

AND TO: **THE DIRECTORS OF ALLIED GOLD CORPORATION**

AND TO: **THE AUDITORS OF ALLIED GOLD CORPORATION**

AND TO: **THE DIRECTOR UNDER THE *BUSINESS CORPORATIONS ACT* (ONTARIO)**

Lawyers for Zijin Gold International Company Limited

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APPLICATION

1. Capitalized terms used in this Notice of Application but not defined have the meaning given to them in the Arrangement Agreement (defined below) or the Circular (defined below), both of which will be appended as exhibits to the affidavit sworn in support of this application.

2. The applicant Allied Gold Corporation ("**Allied Gold**" or the "**Company**") makes application for:

(b) a Final Order pursuant to subsections 182(3) and 182(5) of the OBCA approving the Arrangement, if it is adopted and approved by Shareholders at the Meeting, substantially in the form to be described in Allied Gold's notice of special meeting and management information circular (the "**Circular**") to be distributed to the Shareholders in connection with the Meeting;

(c) an order abridging the time for the service and filing of, or dispensing with service of, this Notice of Application and related materials, if necessary; and

(d) such further and other relief as this Court may deem just.

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3. The grounds for the application are:

(a) Allied Gold is a corporation organized under the OBCA. Its head and registered office is located in Toronto, Ontario;

(b) Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and one development project located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer;

(c) Allied Gold is a reporting issuer in each of the provinces and territories of Canada. The Common Shares currently trade on the Toronto Stock Exchange and New York Stock Exchange under the symbol "AAUC";

(d) in addition to the Common Shares, Allied Gold has restricted share units ("**RSUs**"), performance share units ("**PSUs**"), deferred share units ("**DSUs**"), and options ("**Options**") outstanding;

(e) Allied Gold also has outstanding convertible debentures ("**Debentures**") issued pursuant to an indenture (the "**Debenture Indenture**") dated August 30, 2023 between Allied Gold and Computershare Trust Company of Canada, as trustee;

(f) Zijin Gold is a public company listed on the Hong Kong Stock Exchange;

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(g) Zijin Gold is one of the world's largest gold mining companies, with operating gold mines across nine countries and as of January 23, 2026, had a market capitalization of approximately US$70 billion;

(h) on January 26, 2026, Allied Gold and Zijin Gold entered into an arrangement agreement (the "**Arrangement Agreement**"), pursuant to which, and among other things, Zijin Gold agreed to acquire all of the issued and outstanding Common Shares at a price of C$44 per Share in cash;

(i) the Arrangement Agreement contemplates the Arrangement being effected by way of a proposed court-approved plan of arrangement (*i.e.*, the Plan of Arrangement) under section 182 of the OBCA;

(j) pursuant to the Plan of Arrangement, and as qualified entirely by the terms of the Plan of Arrangement, at the Effective Time:

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class, excluding for this purpose any votes attached to Common Shares held by Persons required to be excluded by MI 61-101;

(l) the Arrangement is an “arrangement” within the meaning of subsection 182(1) of the OBCA;

(m) all statutory requirements under the OBCA have been or will be fulfilled by the return date of this application;

(n) the directions set out in, and the approvals required pursuant to, the Interim Order will be followed and obtained by the return date of this application;

(o) the Arrangement is in the best interests of Allied Gold, is fair and reasonable to all affected parties, has a valid business purpose, and is put forward in good faith;

(p) this application has a material connection to the Toronto Region in that, among other things, (i) Allied Gold is an OBCA corporation, (ii) its head and registered office is located in Toronto, and (iii) the head office of Allied Gold’s auditors is located in Toronto;

(q) the proposed directions contained in the Interim Order are within the scope of section 182(5) of the OBCA, will enable Allied Gold to carry out the Meeting, and will enable this Honourable Court to consider whether to approve the Arrangement on the return of this application;

(r) service in these proceedings on persons outside of Ontario will be effected pursuant to rule 17.02(n) of the *Rules of Civil Procedure* and the Interim Order;

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(s) sections 182 and 185 of the OBCA and rules 1.04, 1.05, 3.02, 14.05, 17.02, and 38 of the *Rules of Civil Procedure*;

(t) Multilateral Instrument 61-101 - *Protection of Minority Security Holders in Special Transactions* of the Canadian Securities Administrators;

(u) National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* of the Canadian Securities Administrators; and

(v) such further and other grounds as counsel may advise and this Court may permit.

4. The following documentary evidence will be used at the hearing of the application:

(a) an affidavit in support of the Interim Order and the Final Order, to be sworn and filed in this proceeding, and the exhibits attached thereto (including the Circular and the Plan of Arrangement) and other materials referenced therein;

(b) supplementary affidavits to be filed in respect of the Meeting and compliance with the Interim Order, to be sworn; and

(c) such further and other evidence as counsel may advise and this Court may permit.

February 17, 2026

Lawyers for the Applicant
Allied Gold Corporation

Appendix F
Dissent Provisions

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181;

(d.1)	be continued under the Co-operative Corporations Act under section 181.1;

(d.2)	be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1); 2017, c. 20, Sched. 6, s. 24.

Idem

(2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c. 34, Sched. B, s. 35.

Exception

(3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

(4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

(5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (5).

Objection

(6)  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c. B.16, s. 185 (6).

Idem

(7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

(8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185 (8).

Idem

(9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

(10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares. R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

(11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c. B.16, s. 185 (11); 2011, c. 1, Sched. 2, s. 1 (9).

Idem

(12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

(13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

(14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10). R.S.O. 1990, c. B.16, s. 185 (14); 2011, c. 1, Sched. 2, s. 1 (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3). 2011, c. 1, Sched. 2, s. 1 (11).

Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (15).

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c. B.16, s. 185 (16).

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c. B.16, s. 185 (18).

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c. B.16, s. 185 (19).

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c. B.16, s. 185 (20).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c. B.16, s. 185 (23).

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c. B.16, s. 185 (25).

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c. B.16, s. 185 (26).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c. B.16, s. 185 (28).

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c. B.16, s. 185 (29).

Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c. B.16, s. 185 (30).

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71 (24).

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71 (24).

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